MASBATE GOLD OPERATION

Republic of the Philippines

NI 43-101 TECHNICAL REPORT ON OPERATIONS

Prepared for:
B2Gold Corp.

Effective date:
31 December, 2016.

CERTIFICATE OF QUALIFIED PERSON

I, Tom Garagan, P.Geo, am employed as the Senior Vice President, Exploration with B2Gold Corp. (“B2Gold”), which has its head offices at 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada.

This certificate applies to the technical report titled “Masbate Gold Operation, Republic of the Philippines, Ni 43-101 Technical Report on Operations, that has an effective date of 31 December, 2016 (the “technical report”).

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. I graduated from the University of Ottawa with a Bachelor of Science (Honours) degree in Geological Sciences in 1980.

I have practiced my profession for 37 years. In this time I have been directly involved in generating and managing exploration activities, and in the collection, supervision and review of geological, mineralization, exploration and drilling data; geological models; sampling, sample preparation, assaying and other resource-estimation related analyses; assessment of quality assurance-quality control data and databases; and supervision of mineral resource estimates.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Masbate Gold Operations most recently between March 19 and March 29, 2015.

I am responsible for Sections 1.1 to 1.8, 1.10.1 to 1.10.2, 1.17; Section 2; Section 3; Section 4; Section 5; Section 6; Section 7; Section 8; Section 9; Sections 10.1 to 10.8, 10.10 to 10.11; Sections 11.1, 11.3 to 11.11; Section 12; Section 14; Section 23; Section 24; Sections 25.1 to 25.4, 25.6; Section 26 and Section 27 of the technical report.

I am not independent of B2Gold as independence is described by Section 1.5 of NI 43–101.

I have been involved with the Masbate Gold Operations since B2Gold acquired an interest in the operations in 2013.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: March 31, 2017

(Signed) “Tom Garagan”
Tom Garagan, P.Geo. March 31, 2017

B2Gold Corp.
595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada	www.b2gold.com
Tel: +1 604-681-8371

CERTIFICATE OF QUALIFIED PERSON

I, Ken Jones, P.E., am employed as the Environmental, Health, Safety and Permitting Manager with B2Gold Corp. (“B2Gold”), which has its head offices at 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada.

This certificate applies to the technical report titled “Masbate Gold Operation, Republic of the Philippines, NI 43-101 Technical Report on Operations, that has an effective date of 31 December, 2016 (the “technical report”).

I am a registered Professional Engineer (#42718, Colorado, USA). I graduated from the University of Iowa in 2001 with a B. Sc. in Chemical Engineering. I have practiced my profession for 15 years. I have developed, conducted and/or directed environmental and social studies including baseline investigations; materials geochemical characterization; hydrologic, air and noise modeling; closure planning and costing; and environmental and social impact assessment for hard rock mining projects in over a dozen countries in North and South America, Africa and Asia. I have developed, implemented and maintained programs for engineering and administrative compliance regarding international environmental, health and safety regulations and best practices at gold projects in Nicaragua, Namibia, the Philippines and Mali.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Masbate Gold Operations most recently from 6–12 August 2016.

I am responsible for Sections 1.1 to 1.2, 1.14.2 to 1.14.5, 1.15, 1.17; Section 2; Section 3; Section 20; Section 25.11; Section 26 and Section 27 of the technical report.

I am not independent of B2Gold as independence is described by Section 1.5 of NI 43–101.

I have been involved with the Masbate Gold Operations since B2Gold acquired an interest in the operations in 2013.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: March 31, 2017

(Signed) “Ken Jones”
Ken Jones, P.E. March 31, 2017

B2Gold Corp.
595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada	www.b2gold.com
Tel: +1 604-681-8371

CERTIFICATE OF QUALIFIED PERSON

I, Kevin Pemberton, P.E., am employed as the Chief Mine Planning Engineer with B2Gold Corp. (“B2Gold”), which has its head offices at 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada.

This certificate applies to the technical report titled “Masbate Gold Operation, Republic of the Philippines, Ni 43-101 Technical Report on Operations, that has an effective date of 31 December, 2016 (the “technical report”).

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC). I graduated in 1978 from the University of Technology in Delft, the Netherlands with a Masters degree in Mining Engineering.

I have been directly involved in base and precious metals and limestone operations, planning, consulting, and management of underground mines in Chile, Peru, South Africa, Canada and Australia.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Masbate Gold Operations most recently in March 2017.

I am responsible for Sections 1.1 to 1.2, 1.10.3 to 1.10.4, 1.11, 1.14.1, 1.15, 1.16, 1.17; Section 2; Section 3; Sections 10.7, 10.8; Section 15; Section 16; Sections 18.1 to 18.4, 18.6 to 18.9; Sections 21.1, 21.2.1, 21.2.2; Section 22; Section 24; Sections 25.7, 25.8, 25.10, 25.13, 25.14, 25.15; Section 26 and Section 27 of the technical report.

I am not independent of B2Gold as independence is described by Section 1.5 of NI 43–101.

I have been involved with the Masbate Gold Operations since B2Gold acquired an interest in the operations in 2013.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: March 31, 2017

(Signed) “Kevin Pemberton”
Kevin Pemberton, P.E. March 31, 2017

B2Gold Corp.
595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada	www.b2gold.com
Tel: +1 604-681-8371

CERTIFICATE OF QUALIFIED PERSON

I, John Rajala, P.E., am employed as the Vice President, Metallurgy with B2Gold Corp. (“B2Gold”), which has its head offices at 595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada.

This certificate applies to the technical report titled “Masbate Gold Operation, Republic of the Philippines, Ni 43-101 Technical Report on Operations, that has an effective date of 31 December, 2016 (the “technical report”).

I am a member of Ordre des Ingénieurs du Québec (#39496), Professional Engineers Ontario (#100210593) and the Professional Engineers and Geoscientists of Newfoundland & Labrador (#08150). I graduated from École Polytechnique of Montréal, Canada, in 1984 with a B. Eng. in Mining Engineering.

I have practiced my profession for 32 years, during which I have been directly involved in the operations and management of mineral processing plants for base metals, in their design and commissioning in North, Central and South America.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Masbate Gold Operations most recently from 23 February to 2 March 2017.

I am responsible for Sections 1.1 to 1.2, 1.9, 1.12, 1.13, 1.15, 1.17; Section 2; Section 3; Section 10.9; Section 11.2; Section 13; Section 17; Sections 18.5 to 18.9; Section 19; Sections 21.1, 21.2.3, 21.2.4; Sections 25.5, 25.9, 25.10, 25.12, 25.13, 25.14, 25.8, 25.10, 25.13, 25.14; Section 26 and Section 27 of the technical report.

I am not independent of B2Gold as independence is described by Section 1.5 of NI 43–101.

I have been involved with the Masbate Gold Operations since B2Gold acquired an interest in the operations in 2013.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: March 31, 2017

(Signed) “John Rajala”
John Rajala, P.E. March 31, 2017

B2Gold Corp.
595 Burrard St #3100, Vancouver, BC V7X 1J1, Canada	www.b2gold.com
Tel: +1 604-681-8371

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This NI 43-101 Technical Report (the Technical Report) contains “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including, but is not limited to, B2Gold Corp.’s (B2Gold) the objectives, strategies, intentions, expectations, production, cost, capital and exploration expenditure guidance, including the estimated economics of the Masbate Gold Operation (Masbate Mine or the Project); future financial and operating performance and prospects; anticipated production at our Masbate Mine and processing facilities and events that may affect B2Gold’s operations; anticipated cash flows from the Masbate Operations and related liquidity requirements; the anticipated effect of external factors on revenue, such as commodity prices, estimation of Mineral Reserves and Mineral Resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations; expectations regarding community relations and social licence to operate; and expectations regarding the outcome of the Philippines Department of Environment and Natural Resources (DENR) audit (the DENR audit). All statements in this Technical Report that address events or developments that B2Gold expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of B2Gold’s management as of the date such statements are made. All of the forward-looking statements in this Technical Report are qualified by this cautionary note.

Forward-looking statements are not, and cannot be, a guarantee of future results or events. Forward-looking statements are based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable at the date the forward-looking statements is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking statements. The material factors or assumptions that B2Gold identified and were applied by B2Gold in drawing conclusions or making forecasts or projections set out in the forward-looking statements include, but are not limited to: the factors identified in Sections 1.10.2, 14.14 and 25.6 of this Technical Report, which may affect the Mineral Resource estimate; the factors identified in Sections 1.10.4, 15.3 and 25.7 of this Technical Report which may affect the Mineral Reserve estimate; the metallurgical recovery assumptions identified in Section 13.2 of this Technical Report; the assumptions identified in Table 14-3 of this Technical Report as being used in evaluating prospects for eventual economic extraction; the assumptions identified in Section 15.4.1 of this Technical Report as forming the basis for converting Mineral Resources to Mineral Reserves, as well as the assumptions identified in Table 15-3 relating to permitting requirements for such conversion; the design and equipment assumptions identified in Tables 17-1, 17-2 and 17-3 of this Technical Report; dilution and mining recovery assumptions; assumptions regarding stockpiles; assumptions regarding the outcome of the DENR audit; the success of mining, processing, exploration and development activities; the accuracy of geological, mining and metallurgical estimates; anticipated metals prices and the costs of production; no significant unanticipated operational or technical difficulties; the execution of B2Gold’s business and growth strategies, including the success of B2Gold’s strategic investments and initiatives; the availability of additional financing, if needed; the availability of personnel for exploration, development, and operational projects and ongoing employee relations; maintaining good relations with the communities surrounding the Masbate Mine; no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters; no contests over title to B2Gold’s properties; no significant unanticipated litigation; certain tax matters; and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the continued development and operation of the Masbate Mine, dependence on key personnel and employee relations; risks related to political or social unrest or change; operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks; failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated; compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation; depletion of Mineral Reserves; volatile financial markets that may affect B2Gold’s ability to obtain additional financing on acceptable terms; the failure to obtain required approvals or clearances from government authorities on a timely basis; uncertainties related to the geology, continuity, grade and estimates of Mineral Reserves and Mineral Resources, and the potential for variations in grade and recovery rates; uncertain costs of reclamation activities; B2Gold’s ability to abide by the covenants in its debt instruments and other material contracts; the ongoing DENR audit, and the final outcome thereof; tax refunds; hedging transactions; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. B2Gold’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Masbate Gold Operation
Republic of the Philippines
NI 43-101 Technical Report on Operations

C O N T E N T S

1.0	SUMMARY			1-1
	1.1	Introduction		1-1
	1.2	Terms of Reference		1-1
	1.3	Property Description, Location, and Access		1-1
	1.4	History		1-2
	1.5	Geological Setting, Mineralization, and Deposit Types		1-3
	1.6	Exploration		1-3
	1.7	Drilling		1-4
	1.8	Sampling, Analysis, and Data Verification		1-4
	1.9	Mineral Processing and Metallurgical Testing		1-6
	1.10	Mineral Resource and Mineral Reserves Estimates		1-7
		1.10.1	Mineral Resource Estimate	1-7
		1.10.2	Mineral Resource Statement	1-9
		1.10.3	Mineral Reserve Estimate	1-11
		1.10.4	Mineral Reserve Statement	1-11
	1.11	Mining Operations		1-12
	1.12	Processing and Recovery Operations		1-14
	1.13	Markets and Contracts		1-14
	1.14	Infrastructure, Permitting, and Compliance Activities		1-14
		1.14.1	Infrastructure	1-14
		1.14.2	Environment	1-15
		1.14.3	Permitting	1-16
		1.14.4	Closure	1-16
		1.14.5	Social Considerations	1-17
	1.15	Capital and Operating Costs		1-17
	1.16	Economic Analysis		1-18
	1.17	Recommendations		1-18
2.0	INTRODUCTION			2-1
	2.1	Introduction		2-1
	2.2	Terms of Reference		2-4
	2.3	Qualified Persons		2-4
	2.4	Site Visits and Scope of Personal Inspection		2-4
	2.5	Effective Dates		2-5
	2.6	Information Sources and References		2-5
	2.7	Previous Technical Reports		2-6
3.0	RELIANCE ON OTHER EXPERTS			3-1
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Introduction		4-1
	4.2	Property and Title in the Philippines		4-1
		4.2.1	Patented Claims	4-1
		4.2.2	Exploration Permits	4-1

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Republic of the Philippines
NI 43-101 Technical Report on Operations

		4.2.3	Mineral Production Sharing Agreements	4-2
		4.2.4	Financial or Technical Assistance Agreements	4-2
		4.2.5	Mineral Processing Permit	4-3
		4.2.6	Surface Rights	4-3
		4.2.7	Excise Taxes (Royalties)	4-3
		4.2.8	Environmental	4-3
		4.2.9	Fraser Institute Survey	4-3
	4.3	Project Ownership		4-4
	4.4	Mineral Tenure		4-4
	4.5	Surface Rights		4-10
	4.6	Royalties and Encumbrances		4-10
	4.7	Property Agreements		4-10
	4.8	Permitting Considerations		4-12
	4.9	Environmental Considerations		4-12
	4.10	Social License Considerations		4-12
	4.11	Comment on Property Description and Location		4-12
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources and Infrastructure		5-1
	5.4	Physiography		5-2
	5.5	Seismicity		5-2
	5.6	Sufficiency of Surface Rights		5-2
6.0	HISTORY			6-1
	6.1	Project History		6-1
	6.2	Production History		6-2
7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
	7.2	Project Geology		7-1
	7.3	Deposit Descriptions		7-5
		7.3.1	Lithologies	7-5
		7.3.2	Structure	7-6
		7.3.3	Alteration	7-6
		7.3.4	Weathering	7-8
		7.3.5	Mineralization	7-8
	7.4	Prospects/Exploration Targets		7-13
		7.4.1	Pajo North	7-15
		7.4.2	Pajo Twin Peaks	7-15
		7.4.3	Montana Southeast	7-15
		7.4.4	OJT	7-15
		7.4.5	Blue Quartz North	7-15
		7.4.6	Lanang	7-16
		7.4.7	Luy-A Mid	7-16
		7.4.8	Balete North	7-16

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Republic of the Philippines
NI 43-101 Technical Report on Operations

		7.4.9	Bart-Ag East	7-16
8.0	DEPOSIT TYPES			8-1
9.0	EXPLORATION			9-1
	9.1	Grids and Surveys		9-1
	9.2	Geological Mapping		9-1
	9.3	Geochemical Sampling		9-2
	9.4	Pits and Trenches		9-7
	9.5	Artisan Workings		9-10
	9.6	Geophysics		9-10
		9.6.1	Airborne Geophysics	9-10
		9.6.2	Ground Geophysics	9-10
10.0	DRILLING			10-1
	10.1	Introduction		10-1
	10.2	Drill Methods		10-5
		10.2.1	Atlas	10-5
		10.2.2	Philippines Gold	10-5
		10.2.3	Filminera	10-6
	10.3	Logging		10-6
		10.3.1	Atlas	10-6
		10.3.2	Philippines Gold	10-6
		10.3.3	Filminera	10-7
	10.4	Drill Sample Recovery		10-10
		10.4.1	Atlas	10-10
		10.4.2	Philippines Gold	10-10
		10.4.3	Filminera	10-10
	10.5	Collar Surveys		10-11
		10.5.1	Atlas	10-11
		10.5.2	Philippines Gold	10-11
		10.5.3	Filminera	10-11
	10.6	Downhole Surveys		10-12
		10.6.1	Atlas	10-12
		10.6.2	Philippines Gold	10-12
		10.6.3	Filminera	10-12
	10.7	Grade Control Drilling		10-12
	10.8	Geotechnical and Hydrological Drilling		10-13
	10.9	Metallurgical Drilling		10-15
	10.10	Sample Length/True Thickness		10-17
	10.11	Comments on Drilling		10-17
11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Sampling Methods		11-1
		11.1.1	Soil Samples	11-1
		11.1.2	Atlas Drilling	11-1
		11.1.3	Atlas Underground Sampling	11-1
		11.1.4	Atlas Open Pit Blast Hole Sampling	11-2

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Republic of the Philippines
NI 43-101 Technical Report on Operations

		11.1.5	Philippines Gold Drilling	11-2
		11.1.6	Filminera Drilling	11-2
		11.1.7	Filminera Grade Control Sampling	11-3
	11.2	Metallurgical Sampling		11-3
	11.3	Density Determinations		11-6
	11.4	Analytical and Test Laboratories		11-6
	11.5	Sample Preparation and Analysis		11-7
	11.6	Quality Assurance and Quality Control		11-10
	11.7	Check Analyses		11-10
	11.8	Databases		11-10
	11.9	Sample Security		11-11
	11.10	Sample Storage		11-11
	11.11	Comments on Sample Preparation, Analyses and Security		11-11
12.0	DATA VERIFICATION			12-1
	12.1	Internal Data Verification		12-1
	12.2	External Data Verification		12-2
		12.2.1	Project Audits	12-2
		12.2.2	Technical Reports	12-2
		12.2.3	Smee (2013)	12-2
	12.3	Comments on Data Verification		12-5
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Metallurgical Testwork		13-1
		13.1.1	Feasibility Testwork	13-1
		13.1.2	Current Testwork	13-1
	13.2	Recovery Estimates		13-8
	13.3	Metallurgical Variability		13-8
	13.4	Deleterious Elements		13-9
14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Introduction		14-1
	14.2	Data Used in the Mineral Resource Estimate		14-1
	14.3	Geological Models		14-2
		14.3.1	Introduction	14-2
		14.3.2	Vein Domains	14-3
		14.3.3	Halo Domains	14-4
		14.3.4	Mined-out Stopes	14-5
		14.3.5	Metallurgical Model	14-7
	14.4	Exploratory Data Analysis		14-8
	14.5	Density Assignment		14-8
	14.6	Grade Capping/Outlier Restrictions		14-8
	14.7	Composites		14-9
	14.8	Variography		14-9
	14.9	Estimation/Interpolation Methods		14-9
	14.10	Block Model Validation		14-10
	14.11	Classification of Mineral Resources		14-11
	14.12	Reasonable Prospects of Eventual Economic Extraction		14-13

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Republic of the Philippines
NI 43-101 Technical Report on Operations

	14.13	Mineral Resource Statement		14-14
	14.14	Factors That May Affect the Mineral Resource Estimate		14-15
15.0	MINERAL RESERVE ESTIMATES			15-1
	15.1	Introduction		15-1
	15.2	Mineral Reserve Statement		15-1
	15.3	Factors that May Affect the Mineral Reserves		15-2
	15.4	Open Pit Estimates		15-3
		15.4.1	Basis of Estimate	15-3
		15.4.2	Cut-off Grades	15-3
		15.4.3	Ore Loss and Dilution	15-4
		15.4.4	Pit Slopes	15-4
		15.4.5	Permitting Considerations	15-5
16.0	MINING METHODS			16-1
	16.1	Overview		16-1
	16.2	Geotechnical Considerations		16-1
		16.2.1	Main Vein Pit	16-2
		16.2.2	Colorado Pit	16-2
		16.2.3	Montana Pit	16-3
		16.2.4	Pajo Pit	16-3
		16.2.5	Blue Quartz and Boston	16-4
		16.2.6	Old Lady	16-5
	16.3	Hydrogeological Considerations		16-5
		16.3.1	Main Vein Pit	16-5
		16.3.2	Colorado Pit	16-6
		16.3.3	Montana Pit	16-6
		16.3.4	Pajo, Blue Quartz, Boston and Old Lady Pits	16-6
	16.4	Open Pit Mining		16-6
	16.5	Stockpiles		16-7
	16.6	Production Schedule		16-7
		16.6.1	Production Schedule	16-7
		16.6.2	Mining Sequence	16-7
	16.7	Grade Control		16-10
	16.8	Mining Equipment		16-10
17.0	RECOVERY METHODS			17-1
	17.1	Process Flow Sheet		17-1
	17.2	Plant Design		17-1
	17.3	Product/Materials Handling		17-6
	17.4	Energy, Water, and Process Materials Requirements		17-6
		17.4.1	Reagents	17-6
		17.4.2	Power	17-7
		17.4.3	Water	17-7
18.0	PROJECT INFRASTRUCTURE			18-1
	18.1	Introduction		18-1
	18.2	Road and Logistics		18-3

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NI 43-101 Technical Report on Operations

		18.2.1	Roads	18-3
		18.2.2	Airstrip	18-3
		18.2.3	Port	18-3
	18.3	Stockpiles		18-3
	18.4	Waste Rock Storage Facilities		18-3
	18.5	Tailings Storage Facilities		18-4
	18.6	Water Management		18-5
	18.7	Water Supply		18-5
	18.8	Camps and Accommodation		18-6
	18.9	Power and Electrical		18-6
19.0	MARKET STUDIES AND CONTRACTS			19-1
	19.1	Market Studies		19-1
	19.2	Commodity Price Projections		19-1
	19.3	Contracts		19-1
	19.4	Comments on Market Studies and Contracts		19-1
20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Environmental Considerations		20-1
	20.2	Closure Plan		20-2
	20.3	Permitting		20-3
	20.4	Considerations of Social and Community Impacts		20-3
21.0	CAPITAL AND OPERATING COSTS			21-1
	21.1	Capital Cost Estimates		21-1
		21.1.1	Basis of Estimate	21-1
		21.1.2	Capital Cost Summary	21-1
	21.2	Operating Cost Estimates		21-2
		21.2.1	Basis of Estimate	21-2
		21.2.2	Mine Operating Costs	21-2
		21.2.3	Process Operating Costs	21-2
		21.2.4	General and Administrative Operating Costs	21-4
22.0	ECONOMIC ANALYSIS			22-1
	22.1	Economic Analysis		22-1
	22.2	Comments on Section 22		22-1
23.0	ADJACENT PROPERTIES			23-1
24.0	OTHER RELEVANT DATA AND INFORMATION			24-1
25.0	INTERPRETATION AND CONCLUSIONS			25-1
	25.1	Introduction		25-1
	25.2	Mineral Tenure, Surface Rights, Royalties and Agreements		25-1
	25.3	Geology and Mineralization		25-1
	25.4	Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation		25-1
	25.5	Metallurgical Testwork		25-2
	25.6	Mineral Resource Estimates		25-3

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	25.7	Mineral Reserve Estimates	25-4
	25.8	Mine Plan	25-4
	25.9	Recovery Plan	25-5
	25.10	Infrastructure	25-5
	25.11	Environmental, Permitting and Social Considerations	25-5
	25.12	Markets and Contracts	25-6
	25.13	Capital Cost Estimates	25-6
	25.14	Operating Cost Estimates	25-6
	25.15	Economic Analysis Supporting Mineral Reserve Declaration	25-6
26.0	RECOMMENDATIONS		26-1
27.0	REFERENCES		27-1

T A B L E S

Table 1-1:	Indicated and Inferred Mineral Resource Summary Statement	1-10
Table 1-2:	Probable Mineral Reserve Summary Statement	1-12
Table 1-3:	Capital Cost Summary	1-17
Table 1-4:	Operating Cost Summary (US$)	1-18
Table 4-1:	Patented Claims Table	4-5
Table 4-2:	Granted MPSA Mineral Concessions Table	4-6
Table 4-3:	Exploration Permit	4-6
Table 4-4:	MPSA Applications Mineral Concessions Table	4-7
Table 4-5:	Exploration Permit Applications Mineral Concessions Table	4-7
Table 6-1:	Project History	6-1
Table 6-2:	Production History (2009–2016)	6-2
Table 7-1:	Stratigraphy, Masbate Deposit Area	7-2
Table 10-1:	Drill Hole Summary Table	10-1
Table 11-1:	Analytical Laboratories	11-7
Table 11-2:	QA/QC Measures	11-10
Table 13-1:	Life-of-Mine Metallurgical Recovery Assumptions	13-8
Table 14-1:	Density Values used for Tonnage Estimates	14-8
Table 14-2:	Estimation Plan Composite Parameters	14-10
Table 14-3:	Open Pit Optimization Parameters	14-13
Table 14-4:	Indicated and Inferred Mineral Resource Summary Statement	14-14
Table 15-1:	Probable Mineral Reserve Summary Statement	15-2
Table 15-2:	Slope Angles	15-5
Table 15-3:	Permitting Considerations	15-6
Table 16-1:	Mine Equipment List	16-11
Table 17-1:	Plant Design Assumptions	17-3
Table 17-2:	Plant Equipment List	17-3
Table 17-3:	Process Plant Equipment Numbers	17-5
Table 21-1:	Capital Cost Summary (US$ million)	21-1
Table 21-2:	Capital Cost Summary (US$ million) by Area	21-1
Table 21-3:	LOM Average Mine Operating Costs	21-2
Table 21-4:	LOM Average Oxide Processing Costs, High-Grade Material (US$)	21-3
Table 21-5:	LOM Average Transition and Fresh Processing Costs, High-Grade Material (US$)	21-3
Table 21-6:	LOM Average Oxide Processing Costs, Low-Grade Material (US$)	21-4
Table 21-7:	LOM Average Transition and Fresh Processing Costs, Low-Grade Material (US$)	21-4

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F I G U R E S

Figure 2-1:	Project Location Plan	2-2
Figure 2-2:	Mine Location Plan	2-3
Figure 4-1:	Mineral Concessions Location Plan	4-8
Figure 4-2:	Mineral Concessions Location Plan Showing Major Deposits and Prospects	4-9
Figure 4-3:	Pajo Property Location Plan	4-11
Figure 7-1:	Regional Stratigraphy	7-2
Figure 7-2:	Mine Area Geology	7-3
Figure 7-3:	Regional Fault Interpretation	7-4
Figure 7-4:	Colorado Plan View	7-10
Figure 7-5:	Colorado Cross-Section	7-11
Figure 7-6:	Main Vein Plan View	7-12
Figure 7-7:	Main Vein Cross-Section	7-13
Figure 7-8:	Prospect Location Plan	7-14
Figure 8-1:	Schematic Deposit Model, Epithermal-style Deposits.	8-2
Figure 9-1:	Geochemical Sample Location Plan, North Area	9-3
Figure 9-2:	Geochemical Sample Location Plan, South Area	9-4
Figure 9-3:	Surface Soil Sample Location Plan, North Area	9-5
Figure 9-4:	Surface Soil Sample Location Plan, South Area	9-6
Figure 9-5:	Trench and Pit Location Plan, North Area	9-8
Figure 9-6:	Trench and Pit Location Plan, South Area	9-9
Figure 10-1:	Drill Collar Location Plan	10-2
Figure 10-2:	Detailed Drill Collar Location Plan, Northern Area	10-3
Figure 10-3:	Detailed Drill Collar Location Plan, Central Area	10-4
Figure 10-4:	Core Drilling Flowsheet	10-8
Figure 10-5:	RC Drilling Flowsheet	10-9
Figure 10-6:	Geotechnical Drill Hole Locations	10-14
Figure 10-7:	Metallurgical Drill Hole Locations	10-16
Figure 11-1:	Metallurgical Sampling Protocol Example, 2013 and 2014 Composites	11-5
Figure 11-2:	SGS Mine Laboratory Sample Preparation Procedures	11-9
Figure 14-1:	Isometric View of Vein Solid Models	14-4
Figure 14-2:	Isometric View of Modeled Historic Mined Out Stopes	14-6
Figure 14-3:	Main Vein Mineral Resource Classification, Plan View, 940m Elevation	14-12
Figure 16-1:	Pit Layout Plan	16-9
Figure 17-1:	Process Flowsheet	17-2
Figure 18-1:	Infrastructure Location Plan	18-2

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Republic of the Philippines
NI 43-101 Technical Report on Operations

1.0	SUMMARY

1.1	Introduction

Mr Tom Garagan, P.Geo., Mr Kevin Pemberton, P.E., Mr Ken Jones P.E., and Mr John Rajala P.E. prepared an NI 43-101 Technical Report (the Report) on the Masbate Gold Operation (Masbate Mine or the Project) for B2Gold Corp. (B2Gold). The Masbate Gold Operation is located in the municipality of Aroroy, Masbate Island, Region V, Republic of the Philippines.

B2Gold holds its project interest through indirectly-owned subsidiaries that have a 40% interest in Filminera Resources Corporation (Filminera) and a 100% interest in the Philippine Gold Processing & Refining Corporation (PGPRC). The remaining 60% interest in Filminera is held by a Philippines-registered company, Zoom Mineral Holdings Inc. (Zoom). B2Gold also indirectly holds 40% of Vicar Mining Corporation (VMC) with the remaining 60% being owned by Aroroy Resources, Inc., a 100% Filipino-owned company.

Filminera owns the majority of the Masbate Gold project tenements and is responsible for the mining, environmental, social and community relations on the Project site. PGPRC developed and owns the process plant on the island of Masbate and is responsible for the sale of all gold. PGPRC and Filminera have a contractual relationship, which includes PGPRC purchasing all of the ore production from Filminera at a price equal to the cost for the ore plus a predetermined percentage, while maintaining joint financial and legal liability for the social and environmental obligations under Filipino laws.

1.2	Terms of Reference

This Report provides updated information on the operation of the Masbate mine, including an updated Mineral Resource and Mineral Reserve estimate. B2Gold will be using the Report in support of its Annual Information Form filing.

Units used in the report are metric units unless otherwise noted. Monetary units are in United States dollars (US$) unless otherwise stated.

1.3	Property Description, Location, and Access

The Masbate Mine is located within the Republic of the Philippines near the northern extremity of the island of Masbate. The mine is situated about 360 km southeast of Manila, the capital of the Philippines, within the municipality of Aroroy, Masbate Province, Region V. The Project can be accessed by a commercial airline service, which flies daily to Masbate City; from there it is a 70 km drive on a partially-sealed road to the mine site. Alternate access to the site from Masbate City is via a one hour boat ride. The mine site is equipped with a barge loading jetty where heavy equipment and consumables are delivered and offloaded.

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NI 43-101 Technical Report on Operations

B2Gold through Filminera holds 29 patented mineral claims, four mineral production sharing agreements (MPSAs), and one exploration permit (EP). One additional MPSA is held in the name of VMC. Collectively the patented claims, MPSAs, and EP cover an area of about 7,147 ha. There are a number of MPSA and EP applications, with the MPSA applications covering about 1,360 ha, and the EP applications an additional 7,484 ha approximately. The majority of the Mineral Resources and Mineral Reserves occur on the patented mineral claims that have perpetual rights with no expiry date.

B2Gold through Filminera holds the surface rights to all current open pits, waste rock storage facilities (WRFs) and stockpiles, the Masbate process plant, tailings storage facility (TSF) and associated infrastructure facilities, such as the causeway, port, airstrip, and housing areas. Additional surface rights will need to be acquired in the areas where the satellite pits are planned.

The Project is divided into two geographical regions for operational purposes. “North” designates the area north of the Guinobatan River, and includes the Colorado, Montana, Grandview and Pajo deposits. “South” indicates the area south of the Guinobatan River, and includes the Main Vein, Holy Moses Basalt (HMB, east and west areas), Binstar, Dabu, Panique, Boston, Porphyry, Blue Quartz and Old Lady deposits and zones.

There is no royalty payable on the Masbate Gold Operation; however, a 2% excise tax on gross gold and silver sales is payable annually to the Philippine government under the MPSA regulatory framework, and a 1.5% tax on operating cost as a required expenditure for social development of host communities. VMC would receive a royalty share equivalent to 2% of the gross receipts (less certain expenses) of the mineral products realized from MPSA 219-2005-V.

To the extent known, there are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the property that have not been discussed in this Report.

1.4	History

A number of companies have completed exploration activities in the general Masbate area, including Atlas Consolidated Mining & Development Corporation (Atlas), London Fiduciary Trust PLC/ Philippines Gold PLC (Philippines Gold), Thistle Mining Inc. (Thistle Mining), CGA Mining Limited (CGA), and B2Gold. Filminera became the in-country operating entity for the Masbate mine in 1997. A number of companies have held an interest in Filminera since that date; most recently, the interest is held by B2Gold.

Work programs completed have included geological mapping, mapping of artisanal workings, geochemical sampling (stream sediment, rock chip, grab, channel and trench, and soil auger), helicopter geophysical surveys (magnetics and radiometrics), an orientation induced polarization (IP) survey, core and reverse circulation (RC) drilling, metallurgical testwork, environmental studies, and mining and technical studies.

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NI 43-101 Technical Report on Operations

Early mining activity was halted by the advent of World War 2. Atlas undertook open pit and underground mining operations from 1980 to 1994, and reportedly produced about 1.4 Moz Au. CGA recommenced mining from open pit sources in 2009, and open pit mining remains ongoing. Production from April 2009 to December 2016 is estimated at approximately 1.3 Moz Au.

Artisanal miners have also been active in the Project area; production from these sources is unknown.

1.5	Geological Setting, Mineralization, and Deposit Types

Mineralization is developed in an Early Pliocene volcano–plutonic arc and is controlled by the central segment of the Philippine Fault Zone. Masbate is considered to be an example of a low sulphidation epithermal deposit, and exploration models using this deposit type are considered appropriate for the Project area.

The Masbate gold deposits that are currently being mined are centred on a 5 km to 7 km wide northwest- to southeast-oriented mineralised volcanic block which is bounded by two interpreted north-west trending fault zones, the Pinanaan Fault to the east and the Malubi–Lanang–Balete Fault to the west.

The principal host rock to the gold mineralisation is a fractured andesitic–dacitic, tuffaceous agglomerate. Mineralisation occurs within quartz veins within the agglomerate, and also within associated altered and quartz-stockworked wall rocks and breccias. The primary mineral associated with gold (+silver) mineralisation is quartz, both in the form of fracture-filling quartz veins and in the silicification of the host rocks. Gold is typically hosted in grey to white crystalline to chalcedonic quartz, which can sometimes be manganiferous, and is frequently associated with pyrite, marcasite, and minor amounts of chalcopyrite and sphalerite. The main gold-bearing mineral is electrum. Veins typically show epithermal colloform–crustiform banding and hydrothermal vein–breccia textures. High-grade veins are generally narrow (<1 m) but some may reach 20 m in width, while sheeted zones with stockworks can reach as much 75 m in width. Individual veins may be traced for long distances, as much as 2 km. Mineralization has been tested to about 300 m depth, and remains open at depth.

1.6	Exploration

Exploration activities completed by B2Gold/Filminera include geological mapping; pit mapping; stream sediment, rock chip, grab, channel and trench, and soil auger sampling.

The mapping programs have identified alteration zones, fault traces, and quartz veins and quartz breccia zones. Geochemical sampling was used as a first-pass tool to define areas of gold anomalism, and has identified a number of prospects considered to warrant follow-up exploration activity. Geophysical data have been used to develop the broad lithological and structural framework for the Project area. In many examples of known mineralization, magnetic lows are located along the margins of magnetic highs interpreted as unaltered rocks of andesitic composition.

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Masbate Gold Operation
Republic of the Philippines
NI 43-101 Technical Report on Operations

1.7	Drilling

Drilling has been completed in support of exploration evaluations, Mineral Resource and Mineral Reserve estimates, mine planning, geotechnical and hydrogeological evaluations, and infrastructure site sterilization and condemnation drilling.

The Project exploration drill hole database as of 31 December, 2016 contains a total of 3,570 drill holes (425,464 m) of which there are 1,574 core holes (225,894 m) and 1,996 RC holes (196,654 m); there are also 435 trenches (15,786 m).

All core from the Philippines Gold campaigns to date has been photographed as a record. RC chips and core are logged for geological and geotechnical information. Core recoveries are recorded. Currently, a standardised digital template is used for logging. Geological information collected includes lithologies, alteration types, vein percentages, sulphides and sulphide content, and structure. Geotechnical information collected includes weathering condition, type of structures, joint spacing, joint condition, and type of joint filling (e.g. gouge, mylonite, breccia, or vein). Magnetic susceptibility is also measured.

Methods used to survey drill hole collar locations have included theodolite, total station, and global positioning system (GPS) instruments. Down-hole surveys have been performed at regular down-hole intervals using a number of different instrument types, including Tropari, Ausmine, Eastman, Proshot and Reflex instrumentation.

Due to the subvertical dip of most mineralized zones, the majority of the drill holes intersected them at low angles. As a result the mineralized thickness observed in drill holes does not correspond to the true thickness, which should be determined on a case-by-case basis. The true thickness is significantly smaller than the intersected thickness in most cases.

In the opinion of the QP, the quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in drill campaigns are sufficient to support Mineral Resource and Mineral Reserve estimation.

1.8	Sampling, Analysis, and Data Verification

Depending on the drill program and drill type, sample lengths have varied from 1–1.5 m. Current sampling is typically conducted on 1 m intervals for RC, core and grade control drilling. Core is halved using a core saw. RC samples are riffle split, and sampled using a rig-mounted Metzke cone splitter.

Sample preparation has used crush and pulverization criteria that were in line with industry norms at the time. Current protocols are crushing to 75% passing -2 mm and pulverising to 85% passing 75 µm. Gold assay methods have included atomic absorption spectroscopy (AAS) and fire assays, and these methods are still in use. The detection limit is 0.01 g/t Au.

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Republic of the Philippines
NI 43-101 Technical Report on Operations

Sample preparation and analytical laboratories used have included the following independent laboratories: McPhar Laboratories (accredited to ISO 9001:2000 for selected techniques), SGS Philippines (unknown), SGS Taiwan (ISO 9001 and ISO/IEC 17025), SGS Masbate (not accredited), Intertek, Manila (ISO/IEC 17025), and ACME/Bureau Veritas Vancouver (ISO/IEC 17025). The early sampling campaigns used the Atlas laboratory in Cebu, and the Masbate onsite mine laboratory, neither of which were accredited or independent.

Approximately 3,985 density measurements have been taken, using a range of techniques, including water immersion, waxed sample water immersion, direct measurement of whole core and direct measurement of half core.

Modern quality assurance and quality control (QA/QC) programs have been in place since at least 2000, and include submission of blank, standard reference materials (standards) and duplicates. Current insertion rates are approximately one QA/QC sample for each 39 program samples. Failures are monitored on a weekly and monthly basis, and failed batches are resubmitted for assay. The database includes a notation explaining which assay is to be used.

The site preparation laboratory that is operated by SGS (SGS Masbate) also currently performs internal checks that include crusher screen analyses, granulometric monitoring and fines loss tracking. Check analyses are being performed on 5% of the sample population on a quarterly basis, and results of the sampling programs are monitored and reviewed.

Geological, survey and assay data are currently stored in a DataShed database, which is under the supervision of a database administrator. Data are checked on database upload. The DataShed database is backed-up on a regular basis in accordance with B2Gold protocols.

Sample security practices were in line with industry norms prevailing at the time the sample was collected. Samples are currently stored in a secure facility prior to being shipped to the preparation and analytical laboratories.

The checks performed by B2Gold staff, including the continuous QA/QC checks conducted by the database administrator and Project geologists, and verification conducted as part of compilation of NI 43-101 technical reports, are in line with industry standards for data verification and have identified no material issues with the data or the Project database. Independent audits of Project data were conducted by third-parties until 2003; no material issues with the data or the Project database were identified in these checks. Therefore, the QP concludes that the Project data and database are acceptable for use in Mineral Resource and Mineral Reserve estimation, and can be used to support mine planning.

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NI 43-101 Technical Report on Operations

1.9	Mineral Processing and Metallurgical Testing

Metallurgical testwork was performed by Atlas prior to commencing operations, and in support of feasibility studies that were undertaken in 1998 and 2006. These supported that the Masbate ores were amenable to conventional whole ore cyanidation processes.

At the request of B2Gold, SGS Minerals Services (SGS Lakefield) in Lakefield, Ontario, Canada undertook a significant metallurgical test program from 2013 to 2015 to optimize the existing mill process and to examine the response of 266 samples taken from a number of mineralized zones to the optimized process. The optimized process was then used in a conceptual engineering study by Lycopodium, Brisbane, Australia to evaluate various plant expansion options. Findings from the SGS Lakefield metallurgical test program included:

•	The optimum cyanidation conditions were:

−	1) leach feed size P80 of 150 µm;
−	2) pre-aeration with oxygen and 200 g/t lead nitrate addition;
−	3) Carbon-in-leach (CIL) with 28 hours residence time and 10 g/L carbon concentration;
−	4) 300 ppm NaCN leach concentration;
−	5) 45% solids leach density;

•	Gold extractions from the geometallurgical test work varied over the deposits from lows of 50% to highs of 88%, with an average extraction of 70%;

•	Generally, the samples responded satisfactorily to the cyanidation process, with relatively low reagent consumptions. Lower gold leach extractions were caused by gold locked in pyrite and silicates;

•	Gravity separation did not improve overall gold recoveries.

~~•~~

Conventional SO2/air and Caro’s acid processes were evaluated in cyanide destruction testing with both treatment methods producing good results to achieve the target effluent of <50 ppm weakly acid dissociable cyanide (CNwad) concentration. Erik Devuyst, a metallurgical consultant with expertise in cyanide destruction processes, completed an analysis of the two options and concluded the existing plant Caro’s acid cyanide destruction process is the most cost effective treatment method at the low cyanide concentrations.

•	CIL modelling results indicated that the current Masbate circuit could be expanded to the optimum leach residence time of 28 hours and produce very good gold adsorption efficiencies.

The feasibility studies completed sufficient variability test work to adequately characterise the material that was in the original mine plan. The additional test work conducted in 2013–2015 sufficiently characterizes the materials to be processed through the plant for the life-of-mine (LOM). The metallurgical testwork completed to-date is based on samples which adequately represent the variability of the proposed mine plan.

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Republic of the Philippines
NI 43-101 Technical Report on Operations

Average life-of-mine gold recoveries across all deposits and zones, excluding stockpiles, are predicted to be:

•	Oxide: 80%;

•	Transition: 76%;

•	Fresh: 69%;

•	Overall average: 72%.

Stockpiled materials are assigned an average metallurgical recovery of 75% for mine planning purposes.

There are no known deleterious elements that incur penalties in the doré. There are no known elements in the material to be treated that may cause plant processing issues.

1.10	Mineral Resource and Mineral Reserves Estimates

1.10.1	Mineral Resource Estimate

The Mineral Resource estimate is based on data from RC and core exploration surface and underground drill holes, exploration trenches, and RC grade control drill holes. The combined exploration and grade control drill hole database includes 82,399 drill holes (1,685,522 m) and 408 trenches (15,260 m). The exploration database cut-off date was 27 October, 2016 and the grade control data cut-off date was 30 August, 2016.

Exploration data used in the Mineral Resource estimate consists of a total of 3,190 drill holes (385,579 m) of which there are 1,302 core holes (196,925 m) and 1,888 RC holes (188,654 m); there are also 408 trenches (15,260 m). These totals reflect holes removed from the estimate because either the drill hole has no assays or more recent drill hole information is available that supersedes information derived from older drill holes.

A total of 26 drill holes (3,154 m), of which there are 24 core holes (2,996 m) and 2 RC holes (158 m) were completed after 27 October, 2016 and before 31 December, 2016.

A total of 380 exploration drill holes (37,306 m) are excluded from the estimation and interpretation process. The bulk of these do not have assay values, and therefore cannot be used in grade estimation; although logging information has been used to guide mineralization domain interpretations. The exploration dataset for the Project includes drill holes completed in the 1950s. In cases where the data from the older holes appear reasonable, these data are used for estimation; but where more recent drilling shows the older holes to be inaccurate, the older drill holes are excluded.

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Republic of the Philippines
NI 43-101 Technical Report on Operations

Grade control drilling consists of RC drill holes drilled explicitly for grade control purposes during mining operations, as well as probe drill holes used to locate historic mining voids. As noted above, drill holes without assay data are excluded from the estimation process. Many recent grade control “probe holes” are not assayed, and therefore are excluded. A number of metallurgical drill holes do not have individual assays, so they cannot be used in the Mineral Resource estimation. However, the associated metallurgical data are used for development of the metallurgical recovery model.

Block models constructed used information that included mineralization domains, voids and backfilled historic mining shapes, oxidation surfaces, metallurgical recovery domains, and topographic surfaces.

Exploratory data analysis to determine appropriate domains and domain groups for grade estimation was conducted. Grade caps were applied prior to compositing, and were undertaken by domain. Grade caps most commonly ranged from 2–15 g/t Au, depending upon domain. In rare cases, local capping is also used to restrict individual samples that may have undue influence after the domain cap is applied.

Grade composites for estimation are created using 3 m “best fit” lengths with hard boundaries on each domain group boundary, unless the domains are grouped together into a single domain group. The 3 m composite length is based on considerations including block estimate size, mining bench heights, mining selectivity and sample lengths.

Variography (spatial continuity) analyses of gold values were run in different directions and provides control for ordinary kriging estimation and a guide for estimation search distances. Variography is completed on all domains and/or domain groups that have sufficient data. Where there are insufficient data for a domain or domain group, a “generic” variogram is used.

Gold grade estimation is completed for five types of domains; vein, halo (stockwork), surficial (eluvial/alluvial), dump, and mined-out/void/backfilled stopes. For each domain type, estimation is completed using ordinary kriging (OK), inverse distance weighting to the second power (ID2) and nearest-neighbour (NN) interpolation methods. For the halo domains, estimation is also completed using indicator kriging (IK), consisting of a single indicator at 0.35 g/t Au. For the final grade estimate, for halo domains, the IK value is used, and for all other domain types the grades estimated from OK are used. Estimation search ellipses were aligned along the vein trends and were based on continuity analysis. In all cases, estimation was completed in three passes.

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NI 43-101 Technical Report on Operations

Block models were validated using on-screen checks, swath plots and a NN comparison at a zero cut-off. Overall, the block grade estimates reasonably match the input data.

Resource confidence classifications were assigned based on a combination of distance between drill holes and distance to the nearest composite. A number of smaller domains with few samples were entirely downgraded to the Inferred category. All stockpiles were classified as Indicated, while all surficial deposits (eluvial/alluvial) were assigned the Inferred confidence category.

Mineral Resources are confined within pit shells that used a gold price of $1,400/oz and above an average gold cut-off grade of 0.42 g/t Au. The Mineral Resource pit shells were run using Whittle software and, other than the metal price, dilution assumptions, and cut-off grade; the costs, recovery, and pit slope assumptions are the same as those used to constrain the Mineral Reserve estimates.

1.10.2	Mineral Resource Statement

Mineral Resources are reported on a 100% basis using the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (2014 CIM Definition Standards). Mineral Resources are reported inclusive of Mineral Reserves. The Qualified Person for the estimate is Mr Tom Garagan, P.Geo, a B2Gold employee. Mineral Resources, effective 31 December, 2016, are summarized in Table 1-1.

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NI 43-101 Technical Report on Operations

Table 1-1:	Indicated and Inferred Mineral Resource Summary Statement

Masbate Indicated Mineral Resources Statement

Area	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
South	72,850,000	0.97	2,281,000	71,000
North	24,800,000	1.00	796,000	24,800
ROM Stockpile	1,370,000	1.42	63,000	1,900
LG Stockpile	27,790,000	0.57	509,000	15,800
Total	126,820,000	0.89	3,649,000	113,500

Masbate Inferred Mineral Resources Statement

Area	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
South	6,730,000	0.73	157,000	4,900
North	3,360,000	0.77	83,000	2,600
Total	10,100,000	0.74	240,000	7,500
Notes:
1.

Mineral Resources have been classified using the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.
3.

Mineral Resources are reported on a 100% attributable basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, B2Gold’s wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Mine.

4.	The Mineral Resources have an effective date of 31 December, 2016.
5.	The Qualified Person for the estimate is Tom Garagan, P.Geo., Senior Vice President, Exploration, B2Gold.
6.

Mineral Resource estimates assume an open pit mining method, gold price of US$1,400/ounce, modeled metallurgical recovery (resulting in average LOM metallurgical recoveries by pit that range from 65% to 82%), and operating cost estimates of US$1.50/t mined (mining), a variable ore differential cost by pit (average cost is US$0.17), US$9.36–10.18/t processed (processing) and US$2.30–3.84/t processed (general and administrative).

7.	Mineral Resources are reported at an average cut-off of 0.42 g/t Au.
8.	North and South designations refer to locations north and south of the Guinobatan River, respectively.

Factors which may affect the Mineral Resource estimate include: metal price and exchange rate assumptions; changes to the assumptions used to generate the gold cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; density and domain assignments; geometallurgical and oxidation assumptions; changes to geotechnical, mining and metallurgical recovery assumptions; changes to input and design parameter assumptions that pertain to the conceptual Whittle pit constraining the estimate; accuracy of historical drill data and mining records; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate.

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1.10.3	Mineral Reserve Estimate

Dilution, ore loss and metallurgical recovery factors were applied to the Mineral Resource model to create a diluted Mineral Reserve model which includes “recoverable” grade estimates (where recoverable grade = grade x metallurgical recovery). Open pit optimization was completed on the recoverable grade estimates using physical and economic parameters including geotechnical characteristics, pit wall and ramp designs, pit access elevations and mining and processing costs. Only Indicated blocks were included in the pit runs. The economic parameters used for open pit optimization were used to create cut-off grades for reporting of Mineral Reserves. Final pit designs were completed by mine staff personnel. Mineral Reserves include stockpiled ore which is derived by mine staff from detailed survey pickup for volume calculation of individual stockpiles, with grade estimated from grade control.

Mineral Reserves as of 31 December, 2016 consist of ore material having variable oxide states and variable metallurgical recoveries. Mineral Reserves that are insitu approximately consist of:

•	18% oxide material;

•	25% transitional material;

•	57% fresh material.

All mine stockpiles are considered to be transitional material with an average metallurgical recovery of 75%. The overall average metallurgical recovery for Mineral Reserves including stockpiles is 73%; for Mineral Reserves excluding stockpiles it is 72%.

1.10.4	Mineral Reserve Statement

Mineral Reserves in Table 1-2 have an effective date of 31 December, 2016. The Qualified Person for the estimate is Mr. Kevin Pemberton, P.E., an employee of B2Gold. There are no Proven Mineral Reserves reported.

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Table 1-2:	Probable Mineral Reserve Summary Statement

Area	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
South	48,160,000	0.98	1,519,000	47,200
North	17,950,000	1.03	593,000	18,400
ROM Stockpile	1,370,000	1.42	63,000	1,900
LG Stockpile	27,790,000	0.57	509,000	15,800
Total	95,290,000	0.88	2,683,000	83,500
Notes:
1.	Mineral Reserves have been classified using the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.
2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.
3.

Mineral Reserves are reported on a 100% attributable basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, B2Gold’s wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Mine.

4.	The Mineral Reserves have an effective date of 31 December, 2016.
5.	The Qualified Person for the estimate is Kevin Pemberton, P.E., Chief Mine Planning Engineer, B2Gold.
6.

Mineral Reserve estimates assume an open pit mining method, gold price of US$1,250/ounce, modeled metallurgical recovery (resulting in average LOM metallurgical recoveries by pit that range from 65% to 82%), and operating cost estimates of US$1.50/t mined (mining), a variable ore differential cost by pit (average cost is US$0.17), US$9.36–10.18/t processed (processing) and US$2.30–3.84/t processed (general and administrative).

7.

Dilution and ore loss were applied through block averaging such that at a cut-off of 0.45 g/t Au, there is a 5% increase in tonnes, a 6% reduction in grade and 1% reduction in ounces when compared to the Mineral Resource model.

8.	Mineral Reserves are reported at cut-offs that range from 0.46–0.49 g/t Au.
9.	North and South designations refer to locations north and south of the Guinobatan River, respectively.

Factors that may affect the Mineral Reserve estimates include: changes to the metal price assumptions; changes in the metallurgical recovery factors; changes to the operating cut-off assumptions for mill feed or stockpile feed; changes to the input assumptions used to derive the open pit outline and the mine plan that is based on that open pit design; accuracy of historical drilling and mining records; ability to obtain mining permits and/or surface rights for the satellite pit areas; ability to maintain social and environmental licence to operate; and changes to the assumed permitting and regulatory environment under which the mine plan was developed.

1.11	Mining Operations

The mine is a conventional open pit operation using trucks and hydraulic excavators. Mining activities will end by 2023, while stockpile processing will last until 2031. The mine plan assumes that all necessary permits will be granted in support of the mining operations, and that all the required surface rights can be obtained.

The open pit mining sequence involves grade control drilling; drill and blast operations; excavation and hauling of materials to the run-of-mine (ROM) pad of the process plant, temporary low-grade ore stockpiles or waste rock storage facilities (WRSFs). Mining operations are conducted under an Owner-operator model, and activities are scheduled on a 24 hour, seven day per week basis.

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Information derived from geotechnical and exploration drilling carried out at the various deposits, together with hydrogeological assessments (where available) and subsequent wall stability analyses and assessments, have been used to prepare “base case” wall design parameters at the feasibility level, which are considered suitable for use for mining purposes. The pit slope design recommendations were provided for the operation by third-party consultants George, Orr and Associates.

Hydrogeological assessments have been performed for the Main Vein, Colorado and Montana open pits. Water management practices envisage use of depressurization holes where necessary, and the potential use of vibrating wire piezometers. No hydrogeological information is currently available for the areas of the satellite pits, and the projected mine plans for these areas should allow for wall depressurisation drilling.

The mine plan envisages that over the LOM, an average of 34 Mt/a of ore and waste will be mined from six different pits. The projected average annual mill throughput in the plan is 6.5 Mt/a.

The current LOM plan (LOMP) involves surface mining operations at the following locations:

•	North of the Guinobatan River:

−	Colorado Pit: currently being mined; projected to be depleted during 2018;
−	Montana Pit: mining to commence during 2018 and projected to be depleted in 2019;
−	Pajo Pit: mining to commence during 2019 and projected to be depleted during 2020;

•	South of the Guinobatan River:

−	Main Vein Pit: currently being mined; projected to be depleted during 2023;
−	Blue Quartz Pit: mining to commence during 2020 and projected to be depleted in 2021;
−	Old Lady Pit (within EP-10): mining to commence during 2021 and projected to be depleted during 2022.

The mining and support equipment fleet has been consistent for the period from 2013 to 2016, and is currently capable of an annual total movement rate of 25 Mt/a. The planned increase in the total movement rate to 35 Mt/a, to meet the rate proposed in the LOMP, will require the addition in 2017 of an excavator, six haul trucks and associated support equipment. Replacement of a large proportion of the existing mining equipment that is currently near the end of its economic life is scheduled during the period 2017–2019. Replacement units have a projected economic life sufficient to achieve the completion of mining activities in 2023.

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1.12	Processing and Recovery Operations

The process plant is a conventional carbon-in-leach (CIL) type facility consisting of primary crushing, two-stage SAG/ball mill grinding with pebble crushing, leaching, adsorption, elution, electrowinning and smelting gold recovery stages; and a cyanide detoxification stage treating process plant tails before disposal in a tailings storage facility (TSF). Material is ground to 150 µm, and the leach residence time is 28 hours. A 2.1 km long, 630 mm operative diameter high-density polyethylene (HDPE) tailings line runs from the process plant to the TSF.

The plant underwent an upgrade to 6.5 Mt/a in 2016. Currently, using the hardest ore types, the plant can treat 6.5 Mt/a consistently for the LOM. If softer ores are milled, the plant can reach 6.8 Mt/a.

The primary source of process water (85%) is from the tailings dam. The remaining 15% of requirements is provided by water sourced from a weir constructed on the Guinobatan River. The average power consumption ranges from approximately 12,000 mW to 14,000 mW per month. Power is generated from the mine site power house which operates on an n+1 configuration (four duty generators, one standby generator). An additional 5.5 MW generator will be installed and commissioned by the fourth quarter of 2017 to provide n+2 capability (four duty generators one generator on standby, and the sixth generator undergoing maintenance).

1.13	Markets and Contracts

No market studies are currently relevant as Masbate is an operating mine producing a readily-saleable commodity in the form of doré. Doré produced by PGPRC typically contains 60% Au and 40% Ag. The doré is exported to Switzerland.

1.14	Infrastructure, Permitting, and Compliance Activities

1.14.1	Infrastructure

The mine area is fully serviced with roads that currently connect the open pit mines, process plant area, and accommodations areas. The mine airstrip is suitable for daylight operations and is used to transport critical personnel and spare parts. The causeway at Port Barrera is used for barge transport of heavy equipment, lime, bulk materials, spare parts, and other oversized items. A 30 MW heavy fuel oil fueled power plant provides power to the operations.

The TSF was formed by cross-valley type earth fill embankments. The Stage 10 lift from 51 mRL to 54 mRL is scheduled to commence construction during 2018. Construction to a final height of 71 mRL will be achieved by a continuation of progressive uplifts (Stage 11 to Stage 16) and will require the addition of several additional saddle dams and incorporation of the existing division dam into the main body of the TSF. GHD, a third-party consultant, provides the TSF design and closely monitors conformance to design during construction. Designs are reviewed following construction of each 3 m lift. AMF, a third-party geotechnical expert commissioned by the Philippines Mines and Geosciences Bureau Region 5 (MGB 5), also reviews TSF designs and monitors construction. During 2015, a water treatment plant was commissioned, and resulted in lower water levels in the TSF.

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Water storage and water management is currently performed through construction and progressive improvement of sediment ponds, silt traps, silt fences, drainage systems, rehabilitation works, appropriate berms along haul/access roads, and operation of a number of water storage weirs.

1.14.2	Environment

Filminera's environmental protection and management programs have been carried out since the commencement of operations. This was guided by the conditions stipulated in the issued Environmental Compliance Certificate (ECC) and outlined/described in the approved Environmental Protection and Enhancement Program (EPEP), including the Environmental Impact Assessment documents of the Project to meet all the necessary regulatory and company standards.

Environmental risk assessments (ERA), together with a formal environmental audit and review of ECC conditions are also performed periodically through initiatives by Filminera. Independent consultants such as GAIA South, BMP Environmental Care of the Philippines, and Integrated Environmental Systems Pty. Ltd. of Australia have also been used to externally validate environmental compliance and program implementation.

Filminera obtained ISO14001 certification in 2016, and has implemented various environmental monitoring programs, construction/installation of environmental control measures and other initiatives.

Following the 2016 Philippine presidential election, the Philippine government has increased its environmental enforcement efforts with respect to mining operations and suspended certain companies’ mining operations. It has also initiated an audit of mining companies in the Philippines to assess their compliance with technical, environmental and social requirements under applicable law. The Masbate Gold Operation was subject to an audit by the Philippine DENR, and DENR spokespersons advised B2Gold that the Masbate Mine would receive a show-cause letter related to its operations. The DENR subsequently issued the Masbate Mine audit report which contains detailed findings from the audit and directed B2Gold to provide explanations and comments in response to the audit findings; however, no show-cause order was issued in respect of any findings.

B2Gold provided a detailed response to the findings and recommendations in the audit, which the company believes addressed the issues raised. To date, B2Gold has not received any updated formal written response from the DENR confirming the results of the audit in respect of the Masbate Mine, and as such, the final outcome of the audit has not been determined.

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While B2Gold believes it has comprehensively responded to the issues raised in the audit, the final outcome of the audit and the form and extent of enforcement action or penalties that may be imposed is not known at this time.

1.14.3	Permitting

B2Gold maintains a comprehensive listing of permitting requirements and key operational documents. The key permits are the MPSAs. Other significant permits and documents for the operation include the following:

•	Environmental Compliance Certificate (ECC);

•	Environmental Protection and Enhancement Program (EPEP) and the Annual Environmental Protection and Enhancement Program (AEPEP), being an annual update of the original document;

•	Final Mine Rehabilitation and Decommissioning Plans (FMRDP);

•	Waste Water Discharge Permits (WDP) for key installations including the TSF, water treatment plant (WTP), sewerage treatment plants (SWP) and batching plant;

•	Permits to Operate (PTO) for power generation;

•	Importation Clearances (IC);

•	Chemical Control Orders (CCO);

•	Hazardous Waste Generator Registry Certificates.

Renewal of these documents is an ongoing process for B2Gold, depending on the circumstances of the operation and individual permit requirements.

Filminera/B2Gold also holds a mineral processing permit (MPP) and an exploration permit (EP). Two additional permits, a Special Forest Land Use Permit (FLAg) and Special Land Use Permit (SLuP) were granted for infrastructure construction and operation outside the MPSA areas, including TSF, WRSFs, and airstrip.

Additional permits will be required in support of mining operations at the planned satellite open pits.

1.14.4	Closure

Closure planning is described in the FMRDP for both FRC and PGPRC. B2Gold has implemented a progressive rehabilitation schedule whereby the majority of rehabilitation costs are included during operational phases as much as practicable. The FMRPD for both FRC and PGPRC will be re-updated during 2017.

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Closure costs, including a 10-year post-closure monitoring program, are estimated at approximately $21.9 million. These costs are revised annually as part of B2Gold’s Asset Retirement Obligation.

1.14.5	Social Considerations

The Community Relations Group is responsible for the establishment and strengthening of relationships with the various stakeholders to obtain and maintain social acceptability of the operations in the area. Stakeholders include the residents of the host and neighboring communities, local government units (provincial, municipal and barangays [villages]), national and regional government agencies, media group, various churches, non-government organisations (NGOs) and educational institutions, and the Philippine National Police and Military.

1.15	Capital and Operating Costs

The capital cost estimates are based on a combination of the 2016 mine plan and existing Mineral Reserves, and operating experience at Masbate. Capital cost estimates have been prepared for expenditures required to maintain production which include expansion and replacement of mobile equipment, land acquisition, TSF raises and mill sustaining capital. Major mobile equipment costs are based on quotes from suppliers with replacement scheduled when operating hours reach threshold limits. Capital costs are summarized for the LOM in Table 1-3.

Table 1-3:	Capital Cost Summary

Capital Cost Estimate (US$ million)
Mining	103.7
Processing	76.3
Site General	22.7
Total	202.7
                      Note: totals may not sum due to rounding.

Operating costs were developed based on a combination of fixed and variable cost standards applied to mine, mill, and general and administrative aspects to forecast total mine site operating costs. These costs were used to establish ore cut-offs. Estimates were based on historical consumption rates, historical productivity and forecast budgets. Operating costs vary by the pit being mined, by the material type mined (oxide, transition or fresh), and whether the material is sent directly to the mill, or stockpiled. Operating costs are summarized for the LOM in Table 1-4.

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Table 1-4:	Operating Cost Summary (US$)

	Unit	Operating Cost Estimate
Mining	$/t mined; average	1.50
Processing	$/t processed; range	9.36–10.18
General and administrative (full)	$/t processed; average	3.84
General and administrative	$/t processed; average	2.30

1.16	Economic Analysis

B2Gold is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material expansion of current production is planned.

An economic analysis to support presentation of Mineral Reserves was conducted. Under the assumptions presented in this Report, the operations show a positive cashflow, and can support Mineral Reserve estimation.

1.17	Recommendations

Masbate is an operating gold mine with a long mining history, and all major equipment and infrastructure in place. The QPs have no meaningful recommendations to make.

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2.0	INTRODUCTION

2.1	Introduction

Mr Tom Garagan, P.Geo., Mr Kevin Pemberton, P.E., Mr Ken Jones P.E., and Mr John Rajala P.E. prepared an NI 43-101 Technical Report (the Report) on the Masbate Gold Operation (Masbate Mine or the Project) for B2Gold Corp. (B2Gold). The Masbate Gold Operation is located in the municipality of Aroroy, Masbate Island, Region V, Republic of the Philippines (Figure 2-1 and Figure 2-2).

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NI 43-101 Technical Report on Operations

Figure 2-1:	Project Location Plan

N
Aparri
Luzon
San Fernando
Baguio
Philippine
MANILA
Batangas
Fault
Legaspi
Mindoro
Masbate
Samar
Zone
Calbayog
Panay
Leyte
Palawan
Bacolod
Cebu
Puerto Princesa
Negros
Mindanao
Zamboanga
Davao
Kilometres
1:6,000,000
0
125
250
18°
16°
14°
12°
10°
8°
6°
118°
120°
122°
124°
126°
China
Hong Kong
Philippines
Manila
Bandar Seri Begawan
Malaysia

Note: Figure prepared by B2Gold, 2017.

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NI 43-101 Technical Report on Operations

Figure 2-2:	Mine Location Plan

123°15'
123°30'
123°45'
124°
12°45'
12°30'
12°15'
12°
11°45'
N
CLAVERIA
TICAO PASS
MONREAL
SAN JACINTO
SAN FERNANDO
BATUAN
MASBATE PASS
MINESITE LOCATION
AROROY
BALENO
MASBATE CITY
MOBO
SIBUYAN SEA
MANDAON
MILAGROS
USON
DIMASALANG
PALANAS
ASID GULF
BALUD
CATAINGAN
CAWAYAN
PLACER
PIO V. CORPUZ
JINTOTOLO CHANNEL
ESPERANZA
0
15
30
kilometers

Note: Figure prepared by B2Gold, 2017.

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NI 43-101 Technical Report on Operations

B2Gold holds its Project interest through indirectly-owned subsidiaries that have a 40% interest in Filminera Resources Corporation (Filminera) and a 100% interest in the Philippine Gold Processing & Refining Corporation (PGPRC). The remaining 60% interest in Filminera is held by a Philippines-registered company, Zoom Mineral Holdings Inc. (Zoom).

2.2	Terms of Reference

This Report provides updated information on the operation of the Masbate Mine, including an updated Mineral Resource and Mineral Reserve estimate. The information will be used to support disclosures in B2Gold’s Annual Information Form (AIF).

Units used in the report are metric units unless otherwise noted. Monetary units are in United States dollars (US$) unless otherwise stated.

Filminera became the in-country operating entity for the Masbate mine in 1997. A number of companies have held an interest in Filminera since that date, most recently, the interest is held by B2Gold (see Section 6).

2.3	Qualified Persons

The following serve as the qualified persons for this Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1:

•	Mr Tom Garagan, P.Geo., Senior Vice President, Exploration, B2Gold;

•	Mr Kevin Pemberton, P.E., Chief Mine Planning Engineer, B2Gold;

•	Mr Ken Jones P.E., Environmental, Health, Safety and Permitting Manager, B2Gold;

•	Mr John Rajala P.E., Vice President, Metallurgy, B2Gold.

2.4	Site Visits and Scope of Personal Inspection

The following QPs visited site on the dates indicated below.

Mr Tom Garagan has visited the mining operations on a number of occasions since B2Gold acquired the Project. His most recent site visit was from 19–29 March, 2015. During the visit he inspected selected drill core, the open pit mining operations, toured the mill and laboratory facilities, viewed infrastructure, and discussed aspects of geology, exploration and mining practices with Filminera staff.

Mr Kevin Pemberton has visited the mining operations on a number of occasions, most recently from 22–28 September, 2016 and 23–30 March, 2017. During that visit, he reviewed mining operations, Mineral Reserve and life of mine planning procedures, pit slope stability, geotechnical and hydrological discussions, operating and capital costs assumptions, and infrastructure related to the mining operations;

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Mr Ken Jones visited the Masbate Operation from 6–12 August, 2016. During the site visit, Mr Jones inspected the tailings storage facility (TSF) and the surrounding area, and discussed with staff improvements to the health, safety and environmental management system and planning for closure and development of asset retirement obligation estimates;

Mr John Rajala has visited the mining operations on a number of occasions, most recently from 10–17 November, 2016, and 23 February to 2 March, 2017. During the site visits, Mr Rajala inspected the process plant, reviewed the current process plant operation with the management and metallurgical groups, and reviewed ongoing projects. He also toured the TSF.

2.5	Effective Dates

There are a number of effective dates pertinent to the Report, as follows:

•	Exploration database close-out date: 27 October, 2016;

•	Reverse circulation grade control database close-out date: 30 August, 2016;

•	Effective date of the Mineral Resource estimates: 31 December, 2016;

•	Effective date of the Mineral Reserve estimates: 31 December, 2016;

•	Date of the economic analysis that supports Mineral Reserve estimation: 31 December, 2016.

The overall Report effective date is taken to be 31 December, 2016 and is based on the date of the Mineral Reserve estimates and the economic analysis supporting the Mineral Reserves.

2.6	Information Sources and References

Reports and documents listed in Section 3 and Section 27 of this Report were used to support preparation of the Report. Additional information was provided by B2Gold, Filminera and PGPRC personnel as requested. Supplemental information was also provided to the QPs by third-party consultants retained by B2Gold in their areas of expertise.

Information pertaining to surface rights, royalties, environmental, permitting and social considerations, marketing and taxation were sourced from B2Gold or Filminera experts in those fields as required.

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2.7	Previous Technical Reports

B2Gold has not previously filed a technical report on the Masbate Gold Operation.

Prior to acquisition by B2Gold, CGA Mining Limited (CGA) had filed the following technical reports on the Project:

•	Turner, M.B., Vigar, A.J., and Jones, S.T., 2012: NI43-101 Technical Report, Masbate Gold Project, Republic of the Philippines: report prepared for CGA Mining Limited, effective date 31 October, 2011;

•

Tuffin, D., and Keers, A., 2008: NI43-101 Technical Report, October 2008, Masbate Gold Project, Masbate Island, Philippines: report prepared by Lower Quartile Solutions Pty Ltd for CGA Mining Limited, effective date 5 December, 2008;

•

Vigar, A.J., 2008: Technical Report on the Mineral Resources of the Masbate Deposit, Masbate Province, Republic of the Philippines: report prepared by Mining Associates Pty Ltd for CGA Mining Limited, effective date 20 May, 2008.

Thistle Mining Inc., a predecessor company to B2Gold and CGA, filed the following technical reports on the Project:

•

Lewis, S., and Vigar, A., 2006: Masbate Gold Project, Masbate Island, Philippines, Form NI43-101F1 Technical Report: report prepared by IMC Consultants Pty Ltd for Thistle Mining Inc., effective date 30 April, 2006;

•	Powell, G.R., 2001: Technical Review Report, Masbate Gold Project, Aroroy, Masbate, Philippines: report prepared for Thistle Mining Inc., effective date 1 May, 2001.

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3.0	RELIANCE ON OTHER EXPERTS

The QPs have not independently reviewed ownership of the Project area and any underlying property agreements or mineral tenure. The QPs have relied upon, and disclaim responsibility for, information derived from B2Gold and legal experts retained by B2Gold for this information through the following documents:

•	Fortun Narvasa & Salazar, 2017: Title Report on the Tenements of B2gold Corp. for the Masbate Gold Project: submitted by Fortun Narvasa & Salazar to B2Gold Corp. Canaccord, Genuity Corp. Canaccord, Genuity Inc., HSBC Securities (Canada) Inc., HSBC Securities (USA) Inc., Blake, Cassels & Graydon LLP, and Skadden, Arps, Slate, Meagher & Flom LLP, dated 12 March, 2017, 70 p.

•	Fortun Narvasa & Salazar, 2017: Record of Tenure: email to B2Gold and Lawson Lundell LLP, dated 29 March, 2017.

This information is used in Section 4 of the Report. The information is also used in support of the Mineral Resource estimate in Section 14, the Mineral Reserve estimate in Section 15, and the financial analysis in Section 22.

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4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Introduction

The Masbate Mine is located within the Republic of the Philippines near the northern extremity of the island of Masbate. The mine is situated about 360 km southeast of Manila, the capital of the Philippines, within the municipality of Aroroy, Masbate Province, Region V.

The Project location is latitude 12º 28’ N and longitude 123º 24’ E.

For operational purposes, the mining operation is divided into two regions, north and south of the Guinobatan River:

•	“North” designates the area north of the Guinobatan River, and includes the Colorado, Montana, Grandview and Pajo deposits;

•

“South” indicates the area south of the Guinobatan River, and includes the Main Vein, Holy Moses Basalt (HMB, east and west areas), Binstar, Dabu, Panique, Boston, Porphyry, Blue Quartz and Old Lady deposits and zones.

4.2	Property and Title in the Philippines

Information in this subsection has been summarized from public sources, including Quisumbing Torres (2015), Republic of the Philippines Mining Act (1995), and has not been independently verified by the QPs.

Mining in the Philippines is currently governed by the 1995 Philippines Mining Act, which is administered by the Department of Environment and Natural Resources (DENR).

Mineral titles that can be granted include exploration permits, mineral production sharing agreements, and financial or technical assistance agreements. Small-scale mining permits and quarry permits can also be granted.

4.2.1	Patented Claims

Patented claims granted under the Philippines Mining Act of 1902 are grandfathered into the 1995 Philippines Mining Act, and remain current.

4.2.2	Exploration Permits

Exploration permits are granted for an initial two-year period, and can be renewed for additional two-year periods. An exploration permit cannot exceed a total term of four years for nonmetallic mineral exploration, or a six-year term for metallic mineral exploration. Exploration permits have maximum sizes, which for corporations, cannot exceed 16,200 ha in any one province, and 32,400 ha in the entire Philippines. Annual ground relinquishments are required. Grant of a permit requires submission of an exploration work program.

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If the holder of an exploration permit determines that mining operations are feasible within the permit area, then a Declaration of Mining Project Feasibility (DMF) must be lodged with the DENR. The DENR then determines whether a mineral production sharing agreement (MPSA) or a financial or technical assistance agreement should be granted.

4.2.3	Mineral Production Sharing Agreements

A mineral production sharing agreement typically grants a holder the exclusive right to conduct mining operations within a specified area, and the Philippines Government is paid an excise tax on production. The holder must provide the financing, technology, management and personnel necessary for the implementation of the mineral production sharing agreement. The most common mineral production sharing agreement is called an Integrated MPSA.

Additional exploration can be conducted under an Integrated MPSA, and is normally two years renewable for similar periods. The total term cannot exceed six years for nonmetallic and eight years for metallic mineral exploration. Mine development requires submission of a number of documents, including the DMF, a Three-year Development and Construction or Commercial Operation Work Program, geological reports, and requires receipt of an Environmental Compliance Certificate. It is expected that the holder of the Integrated MPSA will complete mine development within 36 months of receiving the approved DMF.

Integrated MPSAs are normally granted for a 25-year period, and are renewable for a second 25-year term, where mutually agreed by the holder and the Philippines Government. The Integrated MPSAs have maximum sizes, which for corporations, cannot exceed 8,100 ha in any one province, and 16,200 ha in the entire Philippines.

Integrated MPSAs are subject to regular governmental reporting requirements and conditions. The Philippines Government takes a share of gross output (via an excise, calculated as 2% of the actual market value for [relevantly] copper, silver and gold).

4.2.4	Financial or Technical Assistance Agreements

This agreement type has a 25-year term, and can be renewed for a second 25-year term, where mutually agreed by the holder and the Philippines Government. The initial term assumes a number of work periods, including exploration, pre-feasibility, feasibility, development and construction, and operations.

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4.2.5	Mineral Processing Permit

A mineral processing permit (MPP) is required to process, mill, beneficiate, leach, smelt, cyanidation, calcination or upgrading of “ores, minerals, rocks, mill tailings, mine waste and/or other metallurgical by-products.

4.2.6	Surface Rights

Grant of an Integrated MPSA provides the holder with easement rights, and the use of timber, water and other natural resources for mining operations. Appropriate compensation payments may be required. Where the Integrated MPSA is already at least 60% Filipino-owned, land can be acquired for mining operations.

4.2.7	Excise Taxes (Royalties)

The Philippine Government is entitled to a share in the gross production of the mining operation, which is levied in the form of an excise tax on the mineral products that are extracted under the Integrated MPSA.

4.2.8	Environmental

An Environmental Compliance Certificate (ECC) is required before mining operations can commence. It contains specific measures and conditions that the holder must undertake before and during the operation of a project, and encompasses closure and reclamation. Holders are expected to contribute payments to the Contingent Liability and Rehabilitation Fund to cover aspects of monitoring, closure and reclamation/rehabilitation.

4.2.9	Fraser Institute Survey

B2Gold has used the Investment Attractiveness Index from the 2016 Fraser Institute Annual Survey of Mining Companies report (the Fraser Institute survey) as a credible source for the assessment of the overall political risk facing an exploration or mining project in the Philippines.

B2Gold has relied on the Fraser Institute survey because it is globally regarded as an independent report-card style assessment to governments on how attractive their policies are from the point of view of an exploration manager or mining company, and forms a proxy for the assessment by industry of political risk in the Philippines from the mining perspective.

The Fraser Institute annual survey is an attempt to assess how mineral endowments and public policy factors such as taxation and regulatory uncertainty affect exploration investment.

Overall, the Philippines ranked 66 out of 104 jurisdictions in the survey in 2016.

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4.3	Project Ownership

B2Gold indirectly owns 100% of PGPRC and indirectly owns 40% of Filminera with the remaining 60% being owned by Zoom, a 100% Filipino-owned company.

B2Gold also indirectly holds 40% of Vicar Mining Corporation (VMC) with the remaining 60% being owned by Aroroy Resources, Inc., a 100% Filipino-owned company.

Filminera owns the majority of the Masbate Gold Project tenements and is responsible for the mining, environmental, social and community relations on the Project site.

PGPRC developed and owns the process plant on the island of Masbate and is responsible for the sale of all gold.

PGPRC and Filminera have a contractual relationship, which includes PGPRC purchasing all of the ore production from Filminera at a price equal to the cost for the ore plus a predetermined percentage, while maintaining joint financial and legal liability for the social and environmental obligations under Filipino laws.

4.4	Mineral Tenure

Mineral concessions in the Project area are held in the name of Filminera, and consist of 29 patented mineral claims, four MPSAs, and one EP. An additional MPSA is held in the name of VMC, and is discussed in more detail in Section 4.7. Collectively the patented claims, MPSAs, and EP cover an area of about 7,147 ha.

There are several MPSA and EP applications, with the MPSA applications covering about 1,360 ha, and the EP applications an additional 7,484 ha, approximately.

The majority of the Mineral Resources and Mineral Reserves occur on the patented mineral claims that have perpetual rights with no expiry date.

Table 4-1 to Table 4-3 summarize the mineral concessions held; Table 4-4 and Table 4-5 summarize the concession applications. Figure 4-1 shows the locations of the granted concessions, and Figure 4-2 indicates the locations of the main deposits and prospects within the concessions.

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Table 4-1:	Patented Claims Table

Claim ID	Title No.	Status	Area (ha)
Oregon Fr.	T-14545	Titled in the name of FRC	9.00
Idaho Fr.	T-14561	Titled in the name of FRC	5.35
Grand View Fr.	T-14571	Titled in the name of FRC	8.66
Bay View Fr.	T-14558	Titled in the name of FRC	8.03
Mountain View Fr.	T-14570	Titled in the name of FRC	9.00
Colorado	T-14562	Titled in the name of FRC	9.00
Montana	T-14553	Titled in the name of FRC	9.00
Buenasuerte Fr.	T-14544	Titled in the name of FRC	7.73
Buenavista Fr.	T-14546	Titled in the name of FRC	5.04
Forest View Fr.	T-14551	Titled in the name of FRC	8.74
Excelsior Fr.	T-14559	Titled in the name of FRC	7.93
Salida Fr.	T-14556	Titled in the name of FRC	6.30
Mabel Fr.	T-14550	Titled in the name of FRC	9.14
Holy Moses	T-14555	Titled in the name of FRC	9.12
Limestone	T-14569	Titled in the name of FRC	9.00
St. Luis Fr.	T-14564	Titled in the name of FRC	8.62
Nebraska Fr.	T-15548	Titled in the name of FRC	9.29
Cando Fr.	T-14568	Titled in the name of FRC	2.43
Nancy Fr.	T-14547	Titled in the name of FRC	9.26
Panique	T-14552	Titled in the name of FRC	9.00
Sweetheart	T-14560	Titled in the name of FRC	9.29
Doris Fr.	T-14557	Titled in the name of FRC	5.15
Have Got Fr.	T-14566	Titled in the name of FRC	8.74
El Dinero Fr.	T-14567	Titled in the name of FRC	8.99
Imitation	T-14565	Titled in the name of FRC	9.00
El Oro	T-14554	Titled in the name of FRC	9.00
King Fr.	T-14549	Titled in the name of FRC	9.29
Eastern Fr.	T-14563	Titled in the name of FRC	7.57
Elise Fr.	CT-35	Transfer of title in progress	9.29
Area Total			236
Note: the areas for the patented claims have been rounded. Totals may not sum due to rounding.

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Table 4-2:	Granted MPSA Mineral Concessions Table

MPSA Identification	Status	Holder	Area (ha)	Date Approved	Expiry Date	Notes
MPSA-095-97-V	Granted	Filminera	285.68	20/11/1997	19/11/2022; can be renewed for a further 25-year period	Operating stage; DMPF granted 24/8/2007
MPSA-255-2007-V	Granted	Filminera	129.72	30/07/2007	29/07/2032; can be renewed for a further 25-year period	DMPF granted 22/4/2009
MPSA-256-2007-V	Granted	Filminera	126.28	30/07/2007	29/07/2032; can be renewed for a further 25-year period	DMPF application filed 29/10/2010
MPSA-329-2010-V	Granted	Filminera	584.20	23/03/2010	22/03/2035; can be renewed for a further 25-year period	DMPF application filed 29/10/2010
MPSA-219-2005-V	Granted	VMC	785.57	20/10/2005	19/10/2030; can be renewed for a further 25-year period	Exploration stage; 3rd
renewal of EP
(representing 7th and 8th
years of exploration)
approved 24/8/2015,
pending VMC submission
of certain documents; VMC
states that they have
provided the requested
						information
Area Total			1,911
Note: the areas for the MPSAs have been rounded. Totals may not sum due to rounding.

Table 4-3:	Exploration Permit

Permit Identification	Status	Holder	Area (ha)	Grant Date	Expiry Date	Notes
EP-10 (EP 010-2010-V)	Granted	Filminera	5,000	5/4/2010	13/9/2017	Granted for two-year term; can be renewed for further two-year terms, not to exceed eight years total. Second renewal granted 14/9/2015.
Area Total			5,000

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Table 4-4:	MPSA Applications Mineral Concessions Table

MPSA Identification	Status	Holder	Area (ha)	Application Date
APSA V-0030	Application	Filminera	1,210.11	15/07/1991
APSA V-0032	Application	Filminera	86.39	15/07/1991
APSA-000277-V	Application	Filminera	63.00	23/08/1999
Area Total			1,360
Note: the areas for the MPSA applications have been rounded. Totals may not sum due to rounding.

Table 4-5:	Exploration Permit Applications Mineral Concessions Table

Exploration Permit Identification	Status	Holder	Area (ha)	Application Date
ExPA-000167-v	Application	Filminera	1,937.26	23/09/2010
ExPA-000100-V	Application	Filminera	809.43	30/07/2007
ExPA-000067-V	Application	Filminera	4,629.53	17/08/2007
ExPA (formerly MLC-MRD 406)	Application	Filminera	108.00	3/09/2013
Area Total			7,484
Note: the areas for the EP applications have been rounded. Totals may not sum due to rounding.

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Figure 4-1:	Mineral Concessions Location Plan

540,000 mE
542,500 mE
545,000 mE
547,500 mE
550,000 mE
552,500 mE
1,382,500 mN
1,380,000 mN
1,377,500 mN
1,375,000 mN
1,372,500 mN
1,370,000 mN
1,367,500 mN
N
AROROY TOWN
BALENO TOWN
Mine Airstrip
Pajo West
Pajo
Mine accommodation
Colorado
Montana
Guinobatan River
Main Vein
Blue Quartz
Old Lady
TSF
0
1.5
3
kilometres
Legend:
PATENTED CLAIMS
MPSA-95-0097-V
MPSA-255-2007-V
MPSA-256-2007-V
MPSA-329-2010-V
MPSA 219-2005-V(Vicar)
APSA-V-0032
APSA-V-0030
APSA-V-0277
EP-010-2010-V
MLC-MRD 406
ExPA-000100-V
ExPA-000167-V
LOM_PIT BOUNDARY
ROAD NETWORK
RIVER
MGP
Masbate Gold Project

FRC TENEMENTS PLANVIEW

Note: Figure prepared by B2Gold, 2017.

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Figure 4-2:	Mineral Concessions Location Plan Showing Major Deposits and Prospects

N
Pajo
Pajo Mid
Grandview
Colorado
Montana
GUINOBATAN RIVER
HMBNW
Mill
HMBE
Main Vein
Binstar
Dabu
Boston Porphyry
Panique
Blue_Qtz
Old Lady
0
0.5
1
kilometres
Legend
Surface Vein Trace
Concession Boundaries
2016 LOM Design Limits
Mill
Luy-A
Bart AG
David San

Note: Figure prepared by B2Gold, 2017. The Guinobatan River bisects the operations area.

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The property boundaries are marked by legal description and surface markers where practicable. Filminera has carried out numerous surveys on the property to properly ascertain the lease boundaries and the Philippines Mines and Geosciences Bureau have reviewed these boundaries.

MPP 10 was granted on 13 September, 2012, and is valid until 12 September, 2017. This permit can be renewed.

ECC 9804 was granted on 29 June, 1998, has an area of 443 ha, within the geographical coordinates of northern latitudes 12°24’00” to 12°31’30” and east longitudes 123°20’00” to 123°27’00”.

4.5	Surface Rights

B2Gold through Filminera holds the surface rights to all current open pits, waste rock storage facilities (WRFs) and stockpiles, the Masbate process plant, tailings storage facility (TSF) and associated infrastructure facilities, such as the causeway, port, airstrip, and housing areas.

Additional surface rights will need to be acquired to support mining operations for some of the planned satellite pits.

4.6	Royalties and Encumbrances

There is no royalty payable on the Masbate Gold Operation; however, a 2% excise tax on gross gold and silver sales is payable annually to the Philippine government under the MPSA regulatory framework, and a 1.5% tax on operating cost as a required expenditure for social development of host communities.

A royalty will be payable to VMC if a mining operation is developed at Pajo; see Section 4.7.

4.7	Property Agreements

B2Gold holds an interest through VMC in the Pajo property, which is situated to the north of MPSA 95-97-V and the area of patented claims. The property is covered by MPSA 219-2005-V (Figure 4-3).

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Figure 4-3:	Pajo Property Location Plan

542,000 mE
543,000 mE
544,000 mE
545,000 mE
546,000 mE
1,384,000 mN
1,383,000 mN
1,382,000 mN
1,381,000 mN
1,380,000 mN
1,379,000 mN
N
AROROY TOWN
MPSA-219-05-V
(VICAR PROPERTY)
PAJO MAIN
PAJO MID
COLORADO
MONTANA
GUINOBATAN RIVER
MAIN VEIN
Legend:
MPSA 219-2005-V(Vicar)
LOM_PIT BOUNDARY
ROAD NETWORK
RIVER
0
750
1,500
meters
MGP
Masbate Gold Project

Note: Figure prepared by B2Gold, 2017.

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Under the terms of an operating agreement between VMC and Filminera, B2Gold, through its interest in Filminera, has the right, at its expense, to explore and, if warranted, develop and operate any mine in the area of MPSA 219-2005-V.

VMC would receive a royalty share equivalent to 2% of the gross receipts (less certain expenses) of the mineral products realized from the MPSA.

4.8	Permitting Considerations

Mine permitting is discussed in Section 20.

4.9	Environmental Considerations

Environmental considerations are discussed in Section 20.

4.10	Social License Considerations

Social licence is discussed in Section 20.

4.11	Comment on Property Description and Location

To the extent known, there are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the property that have not been discussed in this Report.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The project can be accessed by a commercial airline service, which flies daily to Masbate City; from there it is a 70 km drive on a partially-sealed road to the mine site.

Alternate access to the site from Masbate City is via a one hour boat ride.

A Civil Aviation Authority of the Philippines (CAAP) registered light air strip and helipad are located close to the Masbate Gold Operation. Charter flights to Manila take approximately one hour.

The mine site is equipped with a barge loading jetty where heavy equipment and consumables are delivered and offloaded.

5.2	Climate

The Philippines has a tropical climate, including a monsoon season. At Masbate, there is a short “dry” (lower rainfall) season from February to April, and higher rainfalls in the remaining months. Average rainfall is about 2 m (2,000 mm) annually. The average monthly rainfall is approximately 170 mm, ranging from around 40 mm in April) to about 250 mm in December. The area can be affected by tropical depressions (typhoons).

Average temperatures range from 28ºC to 33ºC during the wet season and 30ºC to 35ºC during the dry season.

Mining operations are conducted year-round. Rainfall may curtail access for short periods to exploration areas.

5.3	Local Resources and Infrastructure

Masbate province covers three major islands, Masbate, Ticao and Burias. Masbate Island is subdivided into 20 municipalities and one city, the provincial capital of Masbate City. The mining operation is within the Aroroy municipality, and about 5 km from the main municipality township of Aroroy. The Project area falls within approximately eight barangays (a Filipino word for a village).

Coconut farming and artisanal gold mining are the most common livelihood of the residents in the direct mine area. Coastal residents undertake fishing activities and limited vegetable farming.

A discussion on the infrastructure for the mining operation is included in Section 18.

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5.4	Physiography

The maximum elevation in the Project area is 705 m RL. The physiography consists of a series of hills with moderate to steep slopes, and steeply incised river and stream beds. Toward the ocean is a narrow coastal plain.

The area is drained by two main river systems, the Guinobatan and the Lanang Rivers, both of which drain into Port Barrera Cove, which forms a large embayment to the west of the Project area. A small portion of the northern part is drained by small waterways along Tinago and Pajo creeks towards the Aroroy coastline. The drainage pattern is generally dendritic.

The predominant vegetation types are modified forests and secondary regrowth. Lower elevations are host to coconut plantations. Near the coastal plain, areas of grassland can be present, and some mangroves remain along the shoreline.

5.5	Seismicity

The province of Masbate is part of the mobile belt that extends longitudinally through Luzon, Visayas and Mindanao. This belt is characterized by abundant earthquakes, volcanism and deposits related to active or pre-existing subduction zones. The most dominant cause of the earthquakes is the active Philippine Fault.

George, Orr, and Associates note that a maximum credible earthquake would be expected to produce a horizontal ground acceleration of about 0.45g in the Masbate mine area. Ground shaking associated with a 4.8 magnitude earthquake that took place in the evening of 27 December, 2012 along the Philippines Fault on Masbate Island, with the epicentre located an estimated 80 km south of the operation, apparently had no visible effects on pit wall and waste rock storage facility (WRSF) stability at the then-active Binstar, HMBE and Montana deposits (George, Orr, and Associates, 2017).

5.6	Sufficiency of Surface Rights

The Project holds sufficient surface rights to accommodate operation of the existing plant and infrastructure.

Active negotiation with individual landowners that hold small land parcels within the footprint of planned future waste rock storage facilities is ongoing.

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6.0	HISTORY

6.1	Project History

A summary history of the Project is provided in Table 6-1. Filminera has been the in-country operating entity since 1997. A number of different companies have held the controlling ownership interest in Filminera since that date.

Table 6-1:	Project History

Year	Operator	Comment
Pre- 1935	American and Filipino mining companies	Small-scale mining operations
1935	Masbate Consolidated and Mining Company, Inc/Atlas Consolidated Mining & Development Corporation (Atlas)	Amalgamation and merger of Masbate Consolidated Mining Company, Antamok Goldfields Mining Company and IXL Mining Company; undocumented mining activities
1941	Masbate Consolidated and Mining Company, Inc	Closure of operations due to WWII
1979–1994	Atlas

Formed Masbate Gold Operations.
Conducted a limited drilling campaign (<3,000 m) at Main Vein, Colorado and Binstar as part of an initial feasibility assessment. Completed 50,000 m of subsequent core and reverse circulation (RC) drilling, and undertook geological mapping and stream sediment sampling.
Commenced open pit and, later, underground mining, of oxide, transition and fresh material with subsequent processing using carbon-in-leach (CIL) and heap leach processing. Atlas mined the Masbate gold deposit between April 1980 and 1994.

1995–1997	London Fiduciary Trust PLC/ Philippines Gold PLC (Philippines Gold) Base Metals Mineral Resources Corporation Filminera

Acquired 100% of Masbate Gold Operations from Atlas. All mineral concessions and assets transferred to Base Metals Mineral Resources Corporation, later renamed to Filminera Resources Corporation in 1997.
Work focused on the Main Vein, Libra, Holy Moses–Basalt, Colorado, Grand View and Montana prospects. Completed 31,700 m of core and RC drilling, and mining studies.

1999–2006	Thistle Mining Inc. (Thistle Mining) Filminera

Acquisition of Philippines Gold.
26,000 m of drilling and major surface geological mapping program. Also completed helicopter-borne geophysical surveys (magnetics and radiometrics).
Completion of mineral resource estimates, scoping study and feasibility study.

2007–2012	CGA Filminera

Acquired Thistle Mining’s interests.
22,000 m of drilling, including sterilization drilling. Stream sediment, rock chip, grab, channel and trench, and soil auger sampling; geological mapping; mapping of artisanal workings; orientation induced polarization (IP) survey.
Mining operations commenced in April 2009.

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Year	Operator	Comment
2013 to date	B2Gold Filminera	Acquisition of CGA. Geological mapping; pit mapping; stream sediment, rock chip, grab, channel and trench, and soil auger sampling; core and RC drilling; metallurgical testwork; mining studies.

6.2	Production History

Artisanal miners have been, and remain, active in the Project area; production from these sources is unknown. No information is available on production prior to Atlas’s operations.

Atlas commenced commercial operations in April, 1980, and completed mining in 1994. Open pit mining provided the majority of the ore until 1986, thereafter, underground operations also provided mill feed. The total recorded Atlas mine production, according to Lewis and Vigar (2006) was “1.078 Moz gold and 0.994 Moz silver from 17.397 Mt and 0.318 Moz of gold from the underground operation for a total of 1.351 Moz gold”. Lewis and Vigar noted that “since 1980, twenty open-pit prospects, four alluvial and four underground prospects have been mined”.

Production from April 2009 to December 2016 from the Project is summarized in Table 6-2.

Table 6-2:	Production History (2009–2016)

Year	Tonnage (t)	Gold Ounces (oz Au)
2009 (April to December)	2,414,000	79,000
2010	5,506,000	183,000
2011	4,589,000	134,000
2012	6,656,000	194,000
2013	6,156,000	176,000
2014	6,134,000	186,000
2015	6,876,000	176,000
2016	6,921,000	206,224
Total	45,252,000	1,334,000

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The archipelago of the Philippines has formed at the junction of three crustal plates. A 300–600 km wide central mobile belt is flanked by, to the east, the Philippine/East Luzon Trench subduction zone, and to the west, the Manila, Sulu-Negros and Cotabato trenches. This has resulted in a complex geological collage of metamorphic terranes, magmatic arcs, ophiolitic complexes, sedimentary basins, and continental fragments.

The major strike-slip sinistral Philippines Fault occurs in the central portion of the mobile belt, and lies to the east of Masbate. Most of the known gold occurrences occur near the Philippines Fault.

7.2	Project Geology

The Aroroy Mineral District is situated in an arc-basin pair terrane, proximal to the central segment of the Philippine Fault Zone, which apparently controlled an Early Pliocene volcano-plutonic arc responsible for the formation of the large epithermal vein system currently known in the Masbate Gold Project and adjacent areas.

Figure 7-1 is a compilation figure showing the recognized rock units in the Masbate region. Table 7-1 is a summary of the stratigraphic sequence in the general mining area derived from a 1:5,000 mapping program conducted in 2011–2012 (refer to Section 9); not all of the units in Figure 7-1 are present in the mine area (Figure 7-2).

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Figure 7-1:	Regional Stratigraphy

Figure prepared by Geological and Technical Services, 2012.

Table 7-1:	Stratigraphy, Masbate Deposit Area

Name	Previous Nomenclature	Presumed Age	Description
Nabongsuran Andesite		Early Pliocene	Stocks and plugs, flows and pyroclastics; augite hornblende andesite porphyry; andesite porphyry.
Lanang Formation		Mid-Miocene	Volcanic conglomerate, tuffaceous sandstone, shale and calc-arenite interbeds
Aroroy Quartz Diorite	Aroroy Diorite	Mid-Late Eocene	Hornblende quartz diorite, diorite
Kaal Formation	Mandaon Formation	Eocene	Shale, sandstone, conglomerate; andesitic to basaltic andesite flows

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Figure 7-2:	Mine Area Geology

Figure prepared by B2Gold, 2017.

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District-wide fault structures typically consist of dominantly northwest-trending faults and fracture sets (Figure 7-3).

Figure 7-3:	Regional Fault Interpretation

Figure prepared by B2Gold, 2017.

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Leishman (2007) suggested that the gross structure controlling vein zones form a left-lateral dilatantant jog in cymoid loops and horsetail arrays. An east-west trending fault has been recognized between the Main Vein and Holy Moses Pit areas.

Approximately 31 gold vein deposits and prospects have been identified to date in the wider district, over an area of about 24 x 4 km.

Gold is typically hosted in grey to white crystalline to chalcedonic quartz, which can sometimes be manganiferous, and is frequently associated with pyrite, marcasite, and minor amounts of chalcopyrite and sphalerite. Veins typically show epithermal colloform–crustiform banding and hydrothermal vein–breccia textures. The carbonate species are mainly calcite and manganite. High-grade veins are generally narrow (<1 m) but some may reach 20 m in width, while sheeted zones with stockworks can reach as much 75 m in width. Individual veins may be traced for long distances, as much as 2 km. Carbonate-dominated veins are generally lower in gold grades.

7.3	Deposit Descriptions

The Masbate gold deposits that are currently being mined are centred on a 5 km to 7 km wide northwest- to southeast-oriented mineralised volcanic block which is bounded by two interpreted northwest trending fault zones, the Pinanaan Fault to the east and the Malubi–Lanang–Balete Fault to the west.

7.3.1	Lithologies

The main rock types present include andesite, basaltic andesite and reworked andesitic volcanic rocks.

Andesitic rocks are typically massive, and feldspar-phyric and commonly found intermingled with andesite breccias. Pillow textures have been noted. These textures, in conjunction with the presence of extensive hyaloclastite breccia and peperitic breccia, are indicative of a deep marine depositional setting.

Polymictic and monomictic conglomerate units are more common in the southeastern section of the operations, but occur throughout. The commonly rounded clasts include basalt, ultramafic, andesite, dacite, felsic porphyry, and a number of different types of metasediment. Pit exposures indicate that the polymictic conglomerate frequently contains boulder clasts that can exceed 5 m in length, and that large carbonaceous mudstone and sandstone olistoliths, some over 250 m in length, can also occur. Conglomerates range from clast to matrix supported and rarely display evidence of sorting. Narrow sand channels have been observed in many locations. The units are interpreted to have been deposited as debris flows in a submarine canyon setting.

Interbeds of feldspathic and variably carbonaceous sandstone, wacke and siltstone occur within the andesitic units and the conglomerates. The interbeds are thin, 0.1 –20 cm, and display common sedimentary features such as cross-bedded sandstone, scours, drop stones and shale rip-up clasts.

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Intrusive units are correlated with the Mt Nabongsoran sequence of the Masbate Group. The main unit is a hornblende–augite porphyry that is present as both intrusive bodies and as clasts within polymictic conglomerate. Andesite dykes have been observed to intrude conglomerate units in several pit exposures.

7.3.2	Structure

Faults and shear zones typically strike west–northwest–east–southeast, or northwest–southeast, and are steeply dipping. Movement along the zones reflects a complex and long-lived system, which includes dextral, sinistral and normal movement. The sinistral sense of movement reflects measured movement along the Philippines Fault.

Cataclastic brittle deformation is characteristic of the faults, and includes tectonic brecciation and fault gouge development. Fault zones can be 30–40 m wide. Surrounding the cataclastic zones are high-strain shear zones; outside these zones, however, the country rocks are relatively undeformed, and the boundaries between strain zones and the country rocks are typically sharp and non-gradational.

Northwest-trending structures tend to be tension fractures between larger north–northwest-trending structures showing sinistral movement such as the en-echelon veins and stockwork system at Colorado and the Main Vein. Large volumes of quartz veining and gold mineralisation occur where these tensional arrays form, and where fracture systems intersect one another.

Post mineralization east–west-trending fracturing with dextral displacement invariably truncates and offsets most of the vein systems by a few metres.

7.3.3	Alteration

Overview

Spectral analysis, multi-element geochemistry and magnetic susceptibility measurements indicate that the clay mineralogy of the Masbate deposits is not typical of most epithermal deposits. Mixed illite–smectite is the dominant clay mineral within the deposits. Gypsum is extremely common in the Main Vein, Libra and Holy Moses–Basalt areas. Kaolinite is the dominant clay at the Colorado deposit.

The original clay–mica alteration mineralogy appears to be zoned around the mineralized zones, and progresses from illite, to illite–chlorite, to chlorite (typical of epithermal deposits). However, this has been strongly overprinted by a low temperature alteration assemblage. The overprint is pervasive, and particularly strong along mineralized structures.

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The predominant alteration assemblage associated with mineralization is adularia and chlorite. Sericite is widespread in highly-altered rocks.

Thick, barren calcite veins and pervasive smectite–gypsum alteration mineralogy developed at the Main Vein, and are interpreted as the result of a collapsing hydrothermal system.

Silicic Alteration (quartz–chalcedony ± pyrite± illite ± sericite)

Silicic-altered rocks comprise quartz and quartz-calcite vein structures (selective), including stockworks, silica-flooded and pervasively silicified zones. Silica alteration varies from strong to moderate. Quartz and chalcedony are the primary silica minerals, with ubiquitous pyrite, and minor amounts of illite ± sericite. Silicic alteration grades into either argillic or chloritic/ propylitic alteration.

Argillic Alteration (illite–pyrite–smectite ± sericite ± calcite)

This is the most common alteration type, and affects most lithologies. Two variants have been identified:

•	Selective argillic alteration associated with moderate to weak silicification;

•	Pervasive argillic alteration with an overprint of chlorite and calcite.

The primary clay mineral is illite, followed by smectite, and minor sericite and calcite. Pyrite is ubiquitous. Quartz veins and veinlet arrays are commonly developed in shear and fracture zones.

Propylitic Alteration (chlorite–epidote–calcite ± quartz ± pyrite ± magnetite)

Two styles of propylitic alteration occur:

•	Selective and localized hydrothermal alteration forming envelopes around the silicic and argillic zones, and consisting of chlorite and epidote with pyrite ± calcite;

•	Pervasive regional hydrothermal alteration of the diorite and Kaal Formation metasedimentary and metavolcanic units, consisting of epidote–calcite ± quartz ± pyrite ± magnetite.

Metasomatism

Contact metasomatism, although very limited in extent, has been noted in the diorite and along the metavolcanic/metasedimentary margins. Hornfels is locally developed. High-temperature propylitic zones that display quartz–actinolite–magnetite–pyrite ± epidote alteration assemblages have also been identified.

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7.3.4	Weathering

The depth and extent of weathering is influenced by lithology, alteration intensity and structures, and varies from vein to vein. In the Main Vein area, the weathering depth is typically 20–40 m in the volcanic agglomerates, whereas at Colorado, it can extend to 50–60 m depth. Weathering along joints and fissures in the Main Vein can also reach 25–50 m depth.

7.3.5	Mineralization

The principal host rock to the gold mineralisation is a fractured andesitic–dacitic, tuffaceous agglomerate. Mineralisation occurs within quartz veins within the agglomerate, and within associated altered and quartz-stockworked wall rocks and breccias.

The primary mineral associated with gold (+silver) mineralisation is quartz, both in the form of fracture-filling quartz veins and in the silicification of the host rocks. Calcite is a common vein mineral, but is generally present in smaller amounts, or is totally absent, in the oxidized ore.

The mineralizing system has a strike length of about 10 km, from Balete in the south to Pajo in the north. Mineralization has been tested to about 300 m depth with drilling; below this depth there is limited understanding of the mineralization extents.

The quartz and quartz–calcite vein systems can vary in thickness from 1–20 m, but can be considerably thicker in zones of structural complexity. For example, at the Main Vein, a broad zone of alteration or brecciation resulted in mineralised zones that were as much as 75 m wide. Quartz stockwork zones commonly associated with higher-grade veins display vein thicknesses that range from 1 cm to 10 cm in width.

Vein systems typically have distinct vein to wall-rock contacts, and limited development of alteration has occurred in the wall rocks. However, areas of stockwork can occur in the wall rock that result in a network of veinlets and pervasive alteration. Vein styles include fracture-filling quartz veins, well-developed stockwork zones, breccia pipes, and replacement of the host rocks.

Veins are generally grey–white in colour, display textures that range from massive to banded and include, in interpreted paragenetic sequence from oldest to youngest:

•	Grey to blue-grey quartz veins;

•	White cryptocrystalline and chalcedonic veins, commonly displaying calcite intergrowths;

•	Calcite veins.

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The primary sulphide is pyrite. Other sulphides include marcasite, chalcopyrite, galena and sphalerite. In oxidized units, goethite replaces the pyrite.

The main gold-bearing mineral is electrum. Electrum is typically observed as <10 µm inclusions within pyrite or goethite, or at the margins of pyrite and other sulphide phases. More rarely, gold can occur as free particles that may reach 500 µm in size. A small amount of the gold, based on tailings evaluations, may be hosted in silica. There may also be some minor gold hosted in tellurides, as elevated bismuth and tellurium contents have been reported from mineralized samples; no telluride minerals have been identified to date.

Silver content is variable, and is estimated at about 0.5–2 times the gold content. Silver assays are not currently done for exploration or grade control programs. Examination of the doré produced indicates about 40–45% silver content (Turner et al., 2012).

Plans and cross-sections through the Colorado and Main Vein deposits are included as Figure 7-4 and Figure 7-5 (Colorado), and Figure 7-6 and Figure 7-7 (Main Vein). These are illustrative of the geology and mineralization of the Masbate deposits.

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Figure 7-4:	Colorado Plan View

29,000 mE
29,500 mE
30,000 mE
30,500 mE
27,500 mN
27,000 mN
26,500 mN
26,000 mN
N
JESSIE
GRANDVIEW
COLORADO
Colorado Cross Section Line
MONTANA
OREGON
MONTANA_SE
GUINOBATAN RIVER
HMBNW
HMBE
LEGEND
Lithologic Units
Nabongsuran Andesite (Early Pliocene)
Lanang Formation (Middle Miocene)
Aroroy Diorite (Middle-Late Eocene)
Kisei Formation (Eocene)
Andesite Porphyry
Pyroclastics
Late Conglomerate
Diorite Intrusive
Sedimentary Units
Early Conglomerate
Andesite Flow
Mapped Structures
Veins
Fault
2016 LOM Design Limits
Drillholes
0
150
300
metres
MGP
Masbate Gold Project

Note: Figure prepared by B2Gold, 2017.

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Republic of the Philippines
NI 43-101 Technical Report

Figure 7-5:	Colorado Cross-Section

Note: Figure prepared by B2Gold, 2017.

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Republic of the Philippines
NI 43-101 Technical Report

Figure 7-6:	Main Vein Plan View

29,500 mE
30,000 mE
30,500 mE
26,000 mN
25,500 mN
25,000 mN
24,500 mN
N
GUINOBATAN RIVER
HMBNW
HMBE
LIBRA
MAIN VEIN
BIRSTAR
Main Vein
Cross Section Line
PANIQUE
DABU-
PANIQUE
LEGEND
Lithologic Units
Andesite Porphyry
Pyroclastics
Late Conglomerate
Diorite Intrusive
Sedimentary Units
Early Conglomerate
Andesite Flow
Mapped Structures
Veins
Fault
2018 LOM Design Limits
Drillholes
0
175
350
meters
MGP

Note: Figure prepared by B2Gold, 2017.

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Republic of the Philippines
NI 43-101 Technical Report

Figure 7-7:	Main Vein Cross-Section

Note: Figure prepared by B2Gold, 2017.

7.4	Prospects/Exploration Targets

A number of prospects are actively being explored (Figure 7-8).

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Republic of the Philippines
NI 43-101 Technical Report

Figure 7-8:	Prospect Location Plan

540,000 mE
543,000 mE
546,000 mE
549,000 mE
1,383,000 mN
1,380,000 mN
1,377,000 mN
1,374,000 mN
1,371,000 mN
1,368,000 mN
N
AROROY TOWN
PAJO NORTH
PAJO
PAJO TWIN PEAKS
COLORADO
MONTANA_SE
MILL PLANT
MAIN VEIN
OJT
BLUE QUARTZ NTH
CAPSAY
TSF
LANANG
LUY-A
LUY-A MID
BALETE NORTH
BART-AG EAST
BALETE
MGP
Masbate Gold Project
Legend
Operating Open Pits
Prospects
Mill Plant
0
1.5
3
kilometers

Note: Figure prepared by B2Gold, 2017.

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7.4.1	Pajo North

The Pajo North prospect is located approximately 3.7 km north of the Masbate process plant.

The prospect area consists of andesitic flows and pyroclastic materials that host northwest–southeast-trending outcrops and subcrops of gold-mineralized low sulphidation epithermal quartz veins.

Exploration activities have included geological mapping, soil sampling, trenching (890 m) and core drilling (1,092 m). Additional trenching is planned.

7.4.2	Pajo Twin Peaks

This prospect is situated approximately 3.1 km northeast of the Masbate process plant.

Epithermal quartz veins form two prominent, east–west-trending ridges along a contact between andesitic pyroclastic rocks and fine-grained turbiditic sediments.

Work completed to date has included geological mapping, soil sampling, and trenching (221 m). A small drill program of approximately five core holes (300 m) is planned.

7.4.3	Montana Southeast

The Montana Southeast prospect is located 1.1 km northeast of the Masbate process plant.

A polymictic conglomerate hosts east–west-trending epithermal quartz veins.

Exploration to date has included trenching (400 m) and core drilling (54 drill holes for 6,333.8 m). Additional core drilling is planned to support higher-confidence category resource estimation classifications, and is expected to include 16 core holes for 1,048 m.

7.4.4	OJT

The prospect is situated about 3.1 km east–southeast of the Masbate process plant.

Turbidite sediments host a northeast–southwest-trending epithermal quartz vein.

Work has included geological mapping, soil sampling and 292 m of trenching. Four additional trenches are planned.

7.4.5	Blue Quartz North

The Blue Quartz North prospect is located 2.1 km southeast of the Masbate process plant.

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The prospect consists of a northwest–southeast-trending epithermal quartz vein that is hosted in turbidite sediments.

Exploration activities have included an induced polarization (IP)/resistivity ground geophysical survey and one core hole (130.4 m). Additional drilling, of approximately five core holes (551 m) is planned.

7.4.6	Lanang

The prospect is situated 4.9 km south of the Masbate process plant.

The general prospect setting consists of andesitic pyroclastic rocks and flows.

Completed work includes geological mapping, rock chip sampling and soil sampling. A program of detailed geological mapping and trenching is planned.

7.4.7	Luy-A Mid

The Luy-A Mid prospect is located about 7.8 km south–southeast of the Masbate process plant.

A northwest–southeast-trending epithermal quartz vein is hosted in andesitic pyroclastic rocks.

Work completed includes geological mapping, rock chip and soil sampling, and trenching. A small drill program of approximately three core holes (447 m) is planned.

7.4.8	Balete North

The prospect is situated 10.3 km southeast of the Masbate process plant.

The general prospect setting consists of andesitic pyroclastic rocks.

An initial program of geological mapping and trenching is planned.

7.4.9	Bart-Ag East

The Bart-Ag East prospect is located 9.9 km southeast of the Masbate process plant.

Two sub-parallel, northeast–southwest-trending epithermal quartz veins are hosted in andesitic pyroclastic rocks.

Exploration activities have included geological mapping, soil sampling and trenching. A program of about 13 core holes for 1,410 m is planned.

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8.0	DEPOSIT TYPES

The type description for low-sulphidation epithermal deposits below is abstracted from Panteleyev (1996).

Low-sulphidation epithermal deposits are high-level hydrothermal systems which vary in crustal depths from depths of about 1 km to surficial hot spring settings. Host rocks are extremely variable, ranging from volcanic rocks to sediments. Calcalkaline andesitic compositions predominate as volcanic rock hosts, but deposits can also occur in areas with bimodal volcanism and extensive subaerial ashflow deposits. A third, less common association is with alkalic intrusive rocks and shoshonitic volcanics. Clastic and epiclastic sediments in intra-volcanic basins and structural depressions are the primary non-volcanic host rocks.

Mineralization in the near surface environment takes place in hot spring systems, or the slightly deeper underlying hydrothermal conduits. At greater crustal depth, mineralization can occur above, or peripheral to, porphyry (and possibly skarn) mineralization. Normal faults, margins of grabens, coarse clastic caldera moat-fill units, radial and ring dyke fracture sets and hydrothermal and tectonic breccias can act as mineralised-fluid channelling structures. Through-going, branching, bifurcating, anastomosing and intersecting fracture systems are commonly mineralized. Mineralization forms where dilatational openings and cymoid loops develop, typically where the strike or dip of veins change. Hanging wall fractures in mineralized structures are particularly favourable for high-grade mineralization.

Deposits are typically zoned vertically over about a 250 to 350 m interval, from a base metal poor, Au–Ag-rich top to a relatively Ag-rich base metal zone and an underlying base metal rich zone grading at depth into a sparse base metal, pyritic zone. From surface to depth, metal zones grade from Au–Ag–As–Sb–Hg-rich zones to Au–Ag–Pb–Zn–Cu-rich zones, to basal Ag– Pb–Zn-rich zones.

Silicification is the most common alteration type with multiple generations of quartz and chalcedony, which are typically accompanied by adularia and calcite. Pervasive silicification in vein envelopes is flanked by sericite–illite–kaolinite assemblages. Kaolinite–illite–montmorillonite±smectite (intermediate argillic alteration) can form adjacent to veins; kaolinite–alunite (advanced argillic alteration) may form along the tops of mineralized zones. Propylitic alteration dominates at depth and along the deposit margins.

Mineralization characteristically comprises pyrite, electrum, gold, silver, and argentite. Other minerals can include chalcopyrite, sphalerite, galena, tetrahedrite, and silver sulphosalt and/or selenide minerals. In alkalic host rocks, tellurides, roscoelite and fluorite may be abundant, with lesser molybdenite as an accessory mineral.

Figure 8-1 shows a model for formation of epithermal-style mineralization.

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Republic of the Philippines
NI 43-101 Technical Report

Figure 8-1:	Schematic Deposit Model, Epithermal-style Deposits.

Note: Figure from CSA Consultants Pty Ltd., 2002.

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Masbate is considered to be an example of a low sulphidation epithermal deposit, and exploration models using this deposit type are considered appropriate for the Project area.

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9.0	EXPLORATION

9.1	Grids and Surveys

During 2004, the Philippines Mines and Geosciences Bureau Region 5 (MGB 5), performed an independent topographic survey. This check included pick-ups of drill collars, survey stations, and the survey route from the Masbate Project survey origin at the church in the nearby town of Aroroy.

A re-survey of the surface topography of the Project area was completed by Elmick Enterprises in 2005 using a Trimble Total Station survey instrument. A final check was conducted using a survey global positioning (GPS) instrument. The results were used to provide a correct topographical model to support mine construction activities. The entire site surveying database was exported from AutoCAD to LisCAD survey program where it was reformatted as a digital terrain model.

The topographic surface used in constraining the Mineral Resource and Mineral Reserve estimates is discussed in Section 14.

9.2	Geological Mapping

Initial geological mapping was completed by Atlas. There is no information available as to the mapping scales used in the program.

In 2011–2012, Geological and Technical Services (GTS) was contracted to map 71 km2 of area within EP-010-2010 and MPSA-219-2005-V at a 1:5,000 scale. The mapping largely confirmed the previous geological interpretation of mineralized veins, structures, lithologies and their relationship to each other and provided additional data for areas that were not mapped by previous operators. The mapping program was also used to assist drill program planning.

Detailed 1:1,000 scale mapping work was also completed at Pajo MPSA 219 during August 2012. This identified additional quartz vein arrays in the vicinity of Pajo hill.

From 2012 to date, additional regional-scale reconnaissance mapping was performed in the northern and northeastern sectors of the VMC tenement. During the same period, prospect-scale mapping has been carried out at the Luy-A, Karingking, OJT, TSF, Naponocan, Bart-Ag, Water West, Water East, and Montana SE prospects. This work identified alteration zones, fault traces, and zones of quartz veins and quartz breccia, and was used to assist in generating drill targets. Some prospects were noted to have been tested by artisan workings in the form of shallow pits and shafts.

From 2015 onward, the mine geology department has undertaken daily mapping within all active pits. These data are compiled into Surpac vein models that are used as guidance during Mineral Resource estimation. Mapping includes recording of veins, stockwork, lithologies, and faults.

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9.3	Geochemical Sampling

Atlas completed rock chip and stream sediment sampling. There are no readily-available records as to the number of samples in the Atlas programs.

Filminera conducted stream sediment, rock chip, grab, channel and trench, and soil auger sampling. Stream sediment samples were taken at an approximate density of 50 samples per square kilometre, and consisted of a wet sieved -80 mesh sample of about 1.5 kg, and a heavy mineral concentrate sample of approximately 300–350 g. Grab and rock chip samples were taken during the course of mapping activities, in areas of particular interest, channel and trench samples were taken across mineralised outcrops. Samples were analysed for gold, silver and a multi-element suite. The soil auger program identified a significant gold anomaly associated with the footprint of the Atlas gold plant, that probably represented spilled plant feed material.

During the 2011–2012 mapping program, a total of 6,386 samples were collected, comprising 2,563 rock chip samples (839 rock chip, 1,493 channel, and 231 grab samples), of which 1,171 were vein samples, 1,911 -80 mesh stream sediment samples and 1,912 heavy-mineral panned concentrate samples. The programs identified a number of prospects considered to warrant follow-up exploration activity.

During the period from 2013–2016, a Project-wide soil sampling program was conducted with a total of 4573 samples collected. For EP-10-2010-V, sampling was on 200 m spaced, north–south-oriented lines with 50 m sample spacing, except for the TSF area where the line orientation was rotated to northeast–southwest. Over MPSA 219-05-V, sampling was carried out on 200 m spaced northeast–southwest-oriented lines with typically 50 m sample spacing. In the Pajo West area the line spacing was closed up to 100 m lines, with 50 m sample spacing. Soil samples were taken from the lower B horizon with material sieved in the field to -2 mm to produce an approximate 500 g sample. This program generated a number of anomalies that warranted further follow up exploration activity, see Section 7.4.

Figure 9-1 to Figure 9-4 provide the locations and results of the geochemical sampling programs as of 31 December, 2016.

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NI 43-101 Technical Report

Figure 9-1:	Geochemical Sample Location Plan, North Area

542,000 mE
543,000 mE
544,000 mE
545,000 mE
546,000 mE
547,000 mE
1,384,000 mN
1,383,000 mN
1,382,000 mN
1,381,000 mN
1,380,000 mN
1,379,000 mN
1,378,000 mN
1,377,000 mN
N
PORT BARERRA
AROROY TOWN
Legend
Rock Samples
Stream Sed. Samples
MPSA-095-97-V
MPSA-219-05-V (VICAR)
EP-2010-V
ROAD
RIVER/CREEK
LOM Pit Boundary
PAJO
JESSIE
COLORADO/
GRAND VIEW
SYNDICATE
WASTE DUMP
PINANA-AN
MONTANA
SYNDICATE
PROCESS
PLANT
MAIN VEIN
PORPHYRY
BLUE QUARTZ
MGP
Masbate Gold Project
0
0.75
1.5
kilometers

Note: Figure prepared by B2Gold, 2017.

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NI 43-101 Technical Report

Figure 9-2:	Geochemical Sample Location Plan, South Area

543,000 mE
544,000 mE
545,000 mE
546,000 mE
547,000 mE
548,000 mE
549,000 mE
1,377,000 mN
1,376,000 mN
1,375,000 mN
1,374,000 mN
1,373,000 mN
1,372,000 mN
1,371,000 mN
1,370,000 mN
1,369,000 mN
1,368,000 mN
N
BLUE QUARTZ
OLD LADY
PANAL Cu PROSPECT
TSF
CAPSAY
EASTERN CAPSAY
NAPONOCAN
PALINPIN
LUY-A VEIN
BART-AG
KARING-KING
CONCEPCION
BALETE
DAVID SUN VEIN
BALETE PIT
MGP
Legend
Rock Samples
Stream Sed. Samples
MPSA-219-95-V (VICAR)
ROAD
RIVER/CREEK
LOM Pit Boundary
0
1
2
kilometers

Note: Figure prepared by B2Gold, 2017.

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NI 43-101 Technical Report

Figure 9-3:	Surface Soil Sample Location Plan, North Area

542,000 mE
543,000 mE
544,000 mE
545,000 mE
546,000 mE
547,000 mE
1,384,000 mN
1,383,000 mN
1,382,000 mN
1,381,000 mN
1,380,000 mN
1,379,000 mN
1,378,000 mN
1,377,000 mN
N
PORT BARERRA
Legend
Surface Soil Samples
MPSA-095-97-V
MPSA-219-05-V (VICAR)
EP-2010-V
ROAD
RIVER/CREEK
LOM Pit Boundary
PAJO
JESSIE
COLORADO/
GRAND VIEW
MONTANA
PINANA-AN
SYNDICATE
PROCESS
PLANT
MAIN VEIN
PORPHYRY
BLUE QUARTZ
OLD LADY
0
0.75
1.5
kilometers
MGP
Masbate Gold Project

Note: Figure prepared by B2Gold, 2017.

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NI 43-101 Technical Report

Figure 9-4:	Surface Soil Sample Location Plan, South Area

543,000 mE
544,000 mE
545,000 mE
546,000 mE
547,000 mE
548,000 mE
549,000 mE
1,377,000 mN
1,376,000 mN
1,375,000 mN
1,374,000 mN
1,373,000 mN
1,372,000 mN
1,371,000 mN
1,370,000 mN
1,369,000 mN
1,368,000 mN
N
BLUE QUARTZ
OLD LADY
PANAL Cu PROSPECT
TSF
CAPSAY
EASTERN CAPSAY
NAPONOCAN
PALINPIN
LUY-A VEIN
BART-AG
KARING-KING
CONCEPCION
BALETE
DAVID SUN VEIN
BALETE PIT
Legend
Surface Soil Samples
MPSA-098-97-V
MPSA-219-05-V (VICAR)
EP-2010-V
ROAD
RIVER/CREEK
LOM Pit Boundary
MGP
Masbate Gold Project
0
1
2
kilometers

Note: Figure prepared by B2Gold, 2017.

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NI 43-101 Technical Report

9.4	Pits and Trenches

Extensive test pitting (105 test pits reaching maximum depths of 7 m) was carried out using an excavator on nominal 80 m centres to gain information on the depth (volume) and grade of eluvial deposits at Binstar and southern Colorado near the Guinobatan River.

Exploration reconnaissance trenching to support geological mapping and geochemical sampling has been undertaken at a number of areas. During the period from 2012–2016, a total of 470 trenches have been completed (20,127 m). Trenching was undertaken at a number of prospects identified from geological mapping and soil sampling (Figure 9-5 and Figure 9-6). Results supported the areas being gold-mineralized.

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Republic of the Philippines
NI 43-101 Technical Report

Figure 9-5:	Trench and Pit Location Plan, North Area

Note: Figure prepared by B2Gold, 2017.

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NI 43-101 Technical Report

Figure 9-6:	Trench and Pit Location Plan, South Area

544,000 mE
546,000 mE
548,000 mE
550,000 mE
552,000 mE
1,378,000 mN
1,376,000 mN
1,374,000 mN
1,372,000 mN
1,370,000 mN
1,368,000 mN
N
MAIN VEIN
PORHPYRY
POTOSON
BLUE QUARTZ
OLD LADY
WATER EAST
TSF
WATER WEST
AJAX
NAPONOCAN
LUY-A
KARING-KING
BART-AG
DAVID SUN
BALETE
MGP
Legend
TRENCH
CHANNEL SAMPLE
ROAD
RIVER/CREEK
0
1.5
3
kilometers

Note: Figure prepared by B2Gold, 2017.

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9.5	Artisan Workings

The 2011–2012 mapping program included an overview of the extent and scale of workings and gold production from the small-scale mining activity in two concessions, EP 10 and MPSA 219. There were about 154 (at EP10) and 64 (at MPSA 219) local mining sites identified for a total of approximately 218 workings. Workings include shallow shafts and adits, eluvial scrapings and pits, and alluvial panning sites.

9.6	Geophysics

9.6.1	Airborne Geophysics

A helicopter-borne magnetics and radiometric survey was conducted within EP-010-2010-V during 2009. The total survey length was 996.8 line km. Processing, modelling and interpretation of the data indicated that known mineralization had a direct potassium radiometric and magnetic response.

Processing and interpretation of magnetic data highlighted a series of magnetic lows associated with magnetite destruction as a result of hydrothermal alteration. This approach defined most areas of outcropping mineralization and highlighted additional targets for testing. In many examples of known mineralization, magnetic lows are located along the margins of magnetic highs interpreted as unaltered rocks of andesitic composition.

9.6.2	Ground Geophysics

An orientation induced polarization (IP) survey was conducted across an area of known mineralisation (Blue Quartz, Boston, Porphyry vein sets) in 2011 to test the effectiveness of this technique. Resistivity successfully delineated known mineralization and identified possible extensions of these zones beneath areas of shallow soil cover.

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10.0	DRILLING

10.1	Introduction

The Project exploration drill hole database as of 31 December, 2016 contains a total of 3,570 drill holes (425,464 m) of which there are 1,574 core holes (225,894 m) and 1,996 RC holes (196,654 m); there are also 435 trenches (15,786 m), see Table 10-1.

Table 10-1:	Drill Hole Summary Table

Purpose	Operator	Core Holes	Core (m)	RC Holes	RC (m)	Pits and Trenches	Pits and Trenches (m)	Sub- total Drilling- Count	Sub- total Drilling (m)	Total- Drilling and Trenches Count	Total Drilling and Trenches (m)
Drill holes supporting Mineral Resource estimates (as of 27 October 2016)	Unknown	25	2,057					25	2,057	25	2,057
	Atlas	354	29,574	192	11,346			546	40,920	546	40,920
	Philippines Gold	116	18,493	176	16,128			292	34,621	292	34,621
	Thistle Mining	63	8,144	258	17,239	41	156	321	25,383	362	25,539
	CGA	321	79,173	1,067	119,908	4	265	1,388	199,081	1,392	199,346
	B2Gold	423	59,483	195	24,033	363	14,840	618	83,516	981	98,356
	Subtotal	1,302	196,925	1,888	188,654	408	15,260	3,190	385,579	3,598	400,839
Drill holes removed or unavailable for Mineral Resource estimation purposes	Unknown	3	798					3	798	3	798
	Atlas	153	16,422	34	2,146			187	18,567	187	18,567
	Philippines Gold	11	1,965	39	2,556			50	4,521	50	4,521
	Thistle Mining	1	170	10	510	1	2	11	680	12	681
	CGA	4	1,206	5	651			9	1,857	9	1,857
	B2Gold	100	11,425	20	2,137	26	524	120	13,562	146	14,086
	Subtotal	272	31,986	108	8,000	27	526	380	39,985	407	40,511
Grand Total		1,574	225,894	1,996	196,654	435	15,786	3,570	425,564	4,005	441,350

Drill hole collar locations are for the entire Project area are shown in Figure 10-1. The areas where Mineral Resources have been estimated are shown in more detail in Figure 10-2 (northern Project area) and Figure 10-3 (central Project area).

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Figure 10-1:	Drill Collar Location Plan

540,000 mE
543,000 mE
546,000 mE
549,000 mE
1,383,000 mN
1,380,000 mN
1,377,000 mN
1,374,000 mN
1,371,000 mN
1,368,000 mN
N
PAJO
COLORADO
WASTE DUMP
COLORADO/
GRAND VIEW
MONTANA
SYNDICATE
WASTE DUMP
OLD TSF
MONTANA_SE
HELIPAD
GUINOBATAN RIVER
MILL PLANT
BOSTON
BLUE QUARTZ
OLD LADY
WATER WEST
TSF
LUY-A
LANANG RIVER
BART-AG
DAVID SUN
BALETE
Legend
Drillholes
2016 LOM Design Limits
Tenement Boundary
0
1.5
3
kilometers

Note: Figure prepared by B2Gold, 2017

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Figure 10-2:	Detailed Drill Collar Location Plan, Northern Area

542,500 mE
543,000 mE
543,500 mE
544,000 mE
1,381,500 mN
1,381,000 mN
1,380,500 mN
1,380,000 mN
1,379,500 mN
N
Pajo West
Pajo
Grandview
Montana
Colorado
Guinobatan River
Map Area
INDEX MAP
Legend:
Mapped Veins
LOM_Pit Boundary
Road Network
Rivers
Dams
0
300
600
meters
MGP
Masbate Gold Project

Note: Figure prepared by B2Gold, 2017.

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Figure 10-3:	Detailed Drill Collar Location Plan, Central Area

543,000 mE
544,000 mE
545,000 mE
546,000 mE
1,379,000 mN
1,378,000 mN
1,377,000 mN
HMBNW
Guinobatan River
HMBE
N
Main Vein
Blue Quartz
Old Lady
Map Area
INDEX MAP
Legend:
Drillhole Trace
Mapped Veins
Road Network
Rivers
0
450
900
meters
MGP
Masbate Gold Project

Note: Figure prepared by B2Gold, 2017.

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Exploration data used in the Mineral Resource estimate as of the exploration database cut-off date of 27 October 2016 consists of a total of 3,190 drill holes (385,579 m) of which there are 1,302 core holes (196,925 m) and 1,888 RC holes (188,654 m); there are also 408 trenches (15,260 m). These totals reflect drill holes removed from the estimation database, because there are no assays for the drill hole, or because more recent drill hole information is available that supersedes information derived from older drill holes.

A total of 26 drill holes (3,154 m), of which there are 24 core holes (2,996 m) and two RC holes (158 m) were completed after 27 October, 2016 and before 31 December, 2016.

RC grade control (GC) and RC void-probe (PH) drill holes are logged, sampled and assayed by mine geology department staff. GC data available as of 30 August, 2016, which included 79,209 drill holes totalling 1,299,943 m, were used in the Mineral Resource estimate.

10.2	Drill Methods

10.2.1	Atlas

Core and RC surface drilling was performed using company-owned equipment. Diamec drill rigs were used in the underground operations.

Much of the RC drilling was performed using 4½ inch diameter drill bits and ‘crossover’ subs. Most drill holes averaged 50–60 m depths, although some drill holes were extended to 100 m.

Core holes were completed using NQ (47.6 mm core diameter) to BQ (36.5 mm) cores, with occasional reduction to AQ (27 mm). Underground drilling generally produced BQ sized core.

10.2.2	Philippines Gold

Drill lines were generally spaced at 50 m intervals with 50–60 m spaced drill holes between mineralized intersections.

Core holes were started at PQ core (83.1 mm) size, changing to HQ (61.1 mm) in competent rock. Most holes were completed using HQ, with a few reducing to NQ. Split inner tube core barrels were used to maximize core recovery. This work was conducted by Exploration Drilling Corporation (EDCO), a Canadian drilling contractor based in Manila.

The RC rig drilled 14 cm (5.5 inch) diameter holes, using a face sampling hammer. This work was conducted by East–West Drilling, an Australian drilling contractor.

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10.2.3	Filminera

In 2002–2003, RC drilling was carried out with a Gem Pac 800 track mounted rig with a 900/350 cfm compressor and booster. This drilling equipment was operated by East West Drilling Inc. with an SDS face hammer with 4⅞ or 5⅛ inch diameter bits. Core drilling was undertaken using two demountable skid mounted CS1000 wire line rigs with NQ and HQ core.

The 2005 program was conducted by drill contractors United Philippines Drilling, using a skid-mounted Christianson CS1000 wireline core drill rig and two Edson 3000 RC drill rigs, one skid- and one track-mounted. A smaller Edson 1000 tractor-mounted rig was brought in for three months to help with shallow drill holes and diamond tails to RC drill holes.

DrillCorp Asia (RC and diamond) drilling contractors completed the 2007 and 2008 drill campaigns. RC drilling was conducted using 5 ¼ inch diameter bits and face sampling hammers. Core drill holes were started using PQ core size, changing to HQ in competent rock. A few of the deepest drill holes reduced to NQ core size. In some instances, RC drill holes were completed using HQ (and subsequently NQ if required) diamond core size.

All core drill holes were drilled using wireline drilling with triple tubes. Most core drill holes were orientated for geotechnical and structural logging using a red crayon in a wireline spear and a Filminera geologist aide was present for all oriented drilling to supervise the orientation marking of core. RC pre-collars were used for some deeper holes.

Exploration and/or resource drilling completed from 2009 to 2016 was conducted by DrillCorp (RC and core), Bradley Drilling Incorporated (core), and Quest Exploration Drilling, Inc. (RC). DrillCorp equipment and drilling methods are similar to that used in the 2007 to 2008 drilling campaign. Quest Exploration Drilling used equipment and drilling methods similar to DrillCorp. Bradley/Major Drilling used PQ, HQ and, on rare occasions, NQ diameter core sizes.

10.3	Logging

10.3.1	Atlas

There is no information on the logging procedures for the Atlas campaigns.

10.3.2	Philippines Gold

The core was photographed, logged and sampled. Core recoveries were measured; meter intervals were marked up and the core was cut in half using a diamond saw. Hand sampling was used when the core was soft or very broken. Half of the core was retained in the box as a permanent record and half was shipped to the assay laboratory for analysis.

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At the rig, RC samples were split using a riffle splitter and approximately 5 kg from each metre sample was bagged and taken to the assay laboratory for analysis. The remainder was bagged and stored at the core shed. The reverse-circulation cuttings were logged following mineralogical examination of a small washed sample.

10.3.3	Filminera

A summary of the current core and RC logging procedures is provided in Figure 10-4 and Figure 10-5 respectively.

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Figure 10-4:	Core Drilling Flowsheet

CORE DRILLING FLOWSHEET

Core retrieved to surface
Core Checker measures recovery, RQD, & fracture frequency
Recorded on Diamond Drill Monitoring Sheet (Hardcopy)
Core transferred to marked core box
Core block placed at the end of the run
Core transported to core shed
Core laid out and washed
Core measured and meter marked
Core photographed
Core geotech & Mag Sus logged
Information recorded on Geotech and Mag Sus log sheets (Hardcopy)
Entered into Spreadsheet for Datashed upload
Core geologically logged
Information recorded on Geological Data Template for entry to Datashed (electronic)
Duplicate information given to Core Supervisor
Core cut & sampled
Sampling data recorded on Diamond Drillcore Sampling list (hardcopy)
Diamond Drillcore Sampling list then generates: Sample Submission List and Sample Data Template (for Datashed)

Note: Figure prepared by B2Gold, 2016.

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Figure 10-5:	RC Drilling Flowsheet

RC DRILLING FLOWSHEET

Sample from cyclone or cone splitter
Bookman allocates sample numbers, writes out calicoe bags and inserts pre-numbered tags
Recorded on RC Sampling Sheet (Hardcopy)
QA/ QC Blanks, Standards, & Duplicates inserted at the rate of 1 each / 30m
All QA / QC samples recorded on RC Sampling Sheet (Hardcopy)
Note: Duplicates only from the rig, Standards & Blanks inserted at Core House
A sample from each meter is sieved and placed in a plastic sample box for later logging
Splitter rejects (plastic bags) labelled and neatly stacked
Samples & RC sampling sheet transported to the Core Shed
Samples laid out in numerical order and Standards & Blanks inserted
Once samples are checked, completed RC sampling sheet is given to the Exploration Clerk
Sample list, sample submission sheet, and sample data template produced
Samples stored in locked container until hole completed and ready for submission to SGS

Note: Figure prepared by B2Gold, 2016.

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Core is collected at the rig, and placed into a pre-marked core box. Core recovery, rock quality designation (RQD) and fracture frequency are measured at the drill site. If a core orientation device is used, the technician draws an orientation line on the core using a marker pen.

The boxed drill core is subsequently transported to the core shed for processing. Core is typically photographed wet and a standardised digital template is used for logging. Geological information collected includes lithologies, alteration types, vein percentages, sulphides and sulphide content, and structure. Geotechnical information collected includes weathering condition, type of structures, joint spacing, joint condition, and type of joint filling (e.g. gouge, mylonite, breccia, vein). Magnetic susceptibility is also measured.

RC chips are sieved from the sampled interval, and laid out for the logging geologist. Chip trays are retained for each drill hole and s a pre-set digital template.

10.4	Drill Sample Recovery

10.4.1	Atlas

Vigar (2008) noted “Atlas core recoveries through the mineralized zones are commonly very poor. Recoveries as low as 50 per cent are not unusual and some intervals are quoted in the 20 per cent to 30 per cent range. Confidence in grade estimates based on such recoveries is low. The reason for these low recoveries, other than poor drilling technique, is not immediately obvious, as the rocks are generally competent”.

10.4.2	Philippines Gold

Vigar (2008) observed that “the diamond drilling program provided excellent recoveries averaging in excess of 95 per cent through the mineralized zones. Triple tube core barrels contributed to the good core recovery, and even when the quartz vein was fractured good recovery of the broken material was reported”.

“RC samples were weighed and the recovery estimated for each meter. RC sample recoveries were claimed to be good with samples averaging 15 kg/m to 20 kg/m. Initial RC drilling from the base of the Main Vein pit generated some wet samples but procedures were modified and all subsequent RC drilling was conducted dry with change to diamond sampling where the hole became significantly wet”.

10.4.3	Filminera

Vigar (2008) concluded for the 2002–2004 drilling programs that “Diamond drill core recovery was generally high and around 95% for non-mineralised zones and marginally lower in mineralised ground”.

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Lewis and Vigar (2006) examined recoveries from the 2005 drill program, and found that for cores, the recovery “generally decreased with greater mineralisation. However, it is considered that recovery through vein zones was satisfactory. RC drilling recovery also decreased with increasing mineralisation but recovery increased somewhat within vein material”.

Current recovery protocols require that samplers must measure and record the length of core recovered from the split tube for each drill run.

10.5	Collar Surveys

10.5.1	Atlas

Drill-hole collars were systematically surveyed before and after drilling.

The database of accepted locations for the Atlas drilling was reassessed, validated, and corrected in several stages by Philippines Gold (1997–1998), Behre Dolbear (1997–1998), Powell (2001), and Filminera (2005–2006).

10.5.2	Philippines Gold

Drill-hole collars were systematically surveyed before and after drilling.

10.5.3	Filminera

Independent surveying of existing drill collars and base stations was undertaken in 2002.

For the period 2002–2008, drill-hole collars were systematically surveyed before and after drilling. All survey was by theodolite and total station from existing Atlas base stations. Survey locations were checked by Filminera against GPS measurements also taken by Filminera personnel.

Drill hole locations were checked during 2005 using the total station instrument by Filminera surveyors and later by the Philippines Geological Survey staff as part of a Philippines Government database check.

From 2011 onwards, in active mining areas, collar locations prior to drilling are set out by mine-based survey personnel by total station or differential global positioning system (DGPS) instruments. In more remote locations, collars may be set out using a hand-held global positioning system (GPS) instrument. The collars of all completed drill holes are picked up by mine-based survey personnel using total station or DGPS using known and regularly-checked base station locations.

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10.6	Downhole Surveys

10.6.1	Atlas

Down-hole surveys were conducted on all diamond drill holes using Tropari instruments at 30–50 m intervals down-hole. Some early problems were experienced with down-hole surveying. Down-hole surveys were not carried out on RC holes; the hole path was determined from the orientation and inclination at the collar (Powell, 2001).

10.6.2	Philippines Gold

The majority of diamond drill holes were surveyed down hole at nominally 50 m intervals using a clockwork Tropari instrument. Down-hole surveys were not carried out on RC holes as these were generally less than 100 m deep. The RC drill hole path was determined from the orientation and inclination at the collar.

10.6.3	Filminera

All RC and diamond drill holes in the 2002–2004 drill programs were surveyed through a stainless steel rod using an Ausmine battery-operated, single-shot camera, at nominally 50 m intervals.

For the 2005 drill program, RC drill holes were surveyed through a stainless-steel rod. All diamond drill holes were surveyed using a brass camera spear extended out through the drill bit. One Ausmine and one Eastman battery-operated, single-shot camera were used to survey each hole at nominally 50 m intervals.

Drill holes completed during 2006 to 2008 were surveyed down hole through stainless-steel rods using an Eastman battery-operated, single-shot camera. Each hole was surveyed at nominally 60 m intervals, and at the end of the drill hole.

From 2009 to date, all RC drill holes have been surveyed through a stainless-steel rod. All core drill holes were surveyed using a brass camera spear extended out through the drill bit. Proshot and Reflex instruments were used, and surveys were taken approximately every 50–60 m.

Current corporate protocols state that if drill hole deflections are greater than 2º dip or 20º azimuth from the planned hole location, drilling must be halted until it is confirmed that the drill trace will still intercept the target at an acceptable angle.

10.7	Grade Control Drilling

Grade control drilling is conducted by Filminera personnel, using dedicated RC drill rigs. The drill pattern is standardized to a 6–8 x 12 m drill pattern spacing and 13 m or 25 m hole length to provide coverage over a 10 m or 20 m vertical interval. Grade control drill holes are generally drilled at a 60º angle, as perpendicular as is practicable to the mineralization trend.

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10.8	Geotechnical and Hydrological Drilling

Approximately 101 geotechnical drill holes (about 9,899 m) have been completed. Drill hole locations are shown in Figure 10-6.

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Figure 10-6:	Geotechnical Drill Hole Locations

542,000 mE
543,000 mE
544,000 mE
545,000 mE
1,382,000 mN
1,381,000 mN
1,380,000 mN
1,379,000 mN
1,378,000 mN
1,377,000 mN
1,376,000 mN
N
PAJO
COLORADO
WASTE DUMP
GRANDVIEW
MONTANA
COLORADO
GUINOBATAN RIVER
HMBE
MILL PLANT
MAIN VEIN
BINSTAR
PANIQUE
BLUE QUARTZ
OLD LADY
TSF
Legend:
Road
0
0.75
1.5
Kilometres
MGP
Masbate Gold Project

Note: Figure prepared by B2Gold, 2017.

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10.9	Metallurgical Drilling

Approximately 71 metallurgical drill holes (about 10,116 m) have been completed. Areas sampled include Colorado, Grandview, Libra East, Main Vein (including Main Vein North and South), and Panique.

In addition to metallurgical specific drill holes, many other holes have been sampled for metallurgical recovery and are used in the metallurgical model. A drill hole location plan of drill holes that have been sampled for metallurgical purposes is included as Figure 10-7.

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Figure 10-7:	Metallurgical Drill Hole Locations

542,000 mE
543,000 mE
544,000 mE
545,000 mE
1,382,000 mN
1,381,000 mN
1,380,000 mN
1,379,000 mN
1,378,000 mN
N
PAJO
COLORADO/
GRAND VIEW
MONTANA
HMBE
MILL PLANT
MAIN VEIN
BINSTAR
LEGEND
Collar
Drill Trace
2016 LOM_Pit Boundary
Tenement Boundary
River/Creek
ROAD
MGP
Masbate Gold Project

Note: Figure prepared by B2Gold, 2017.

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10.10	Sample Length/True Thickness

Due to the subvertical dip of most mineralized zones, the majority of the drill holes intersected them at low angles. As a result, the mineralized thickness observed in drill holes does not correspond to the true thickness, which should be determined on a case-by-case basis. The true thickness is significantly smaller than the intersected thickness in most cases.

10.11	Comments on Drilling

In the opinion of the QP, the quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in drill campaigns are sufficient to support Mineral Resource and Mineral Reserve estimation.

Of the 3,978 exploration drill holes and trenches available at Mineral Resource assay database cut-off, a total of 380 were excluded for use in the Mineral Resource estimate. A total of 216 of the 380 excluded data sources have gold assay data.

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11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Sampling Methods

11.1.1	Soil Samples

Soil samples were sent to Intertek Manila where they were dried and sieved to -115 mesh then assayed for low level gold by an AR10 aqua regia/atomic absorption spectroscopy (AAS) method and multi-element assay by inductively-coupled plasma (ICP).

11.1.2	Atlas Drilling

Atlas drill core was typically sampled in 1.5 m lengths through the mineralised zones although lengths were varied to conform to major geological contacts. The core was not split. A geologically selected 10 cm portion was retained from each sampled interval as a record and the remaining core crushed to minus ½ inch. The sample was split and 50% sent to the assay laboratory for further sample preparation and analysis.

RC samples were sampled from 1 m to 3 m intervals with mixing and splitting of the samples on the drill site using a tarpaulin.

11.1.3	Atlas Underground Sampling

The following summary of the underground sampling undertaken by Atlas is taken from Lewis and Vigar, 2006:

“Underground sampling was undertaken by Atlas during underground mine production to aid mine development and for reserve estimation purposes. Typically a strike drift was mined central to the vein and back samples taken every 1.5 m. At 15 m intervals small cross-cuts were developed east and west and sampled along each wall to define the width and grade of the mineralization. Where boundaries were regular, cross-cutting intervals might increase to 30 m. When a block was outlined, typically a sill drive was developed some 5 m above the initial haulage drift. The sill drive level, cross-cuts and raises were mined and sampled. As each face was mined to open out the sill level a face sample was taken. Sludge sampling of ring drilling was also carried out on occasions.

Philippines Gold developed a database of channel sample data derived from the sampling of the underground workings that includes sampling for most drives and cross cuts for the Bin-Star, Colorado and Dabu-Panique underground operations”.

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11.1.4	Atlas Open Pit Blast Hole Sampling

The following summary of the underground sampling undertaken by Atlas is taken from Lewis and Vigar, 2006:

“Open pit blast hole sampling by Atlas provides a detailed and systematic record of the outline and grade of the mineralized zone. Generally 10 m holes were drilled (one bench) plus a 2 m sub-drill. A sample cutter was used to sample a slice of the drill cuttings”.

11.1.5	Philippines Gold Drilling

At the central core shed, the diamond core was photographed, logged and sampled. All core was photographed prior to cutting and sampling and core recoveries documented. The core was marked in 1 m intervals prior to being cut in half using a diamond saw. Smaller intervals were marked up on geological intervals. Hand sampling was used when the core was soft or very broken.

RC samples were taken at 1 m intervals. The sample was collected via a cyclone and riffle splitter.

11.1.6	Filminera Drilling

2002–2004 Drill Program

The RC drill samples were collected at 1 m intervals using a cyclone. The whole sample was collected in plastic bags, weighed and a 5 kg split was taken using a Jones riffle splitter. The coarse reject was bagged and stored on site. Field chip samples of approximately 350 g were taken using a spear sampler and washed for logging. Chip samples were retained in chip trays for future reference.

On some occasions if the drilling was believed to be well into waste, 5 m composite samples were taken using spear samples from each bag prior to splitting. The split sample was retained and only assayed if the composite grade returned greater than 0.12 g/t Au.

Occasional wet samples were dried in trays before weighing and splitting. Wet samples were generally avoided by changing to core drilling for the remainder of the drill hole.

2005 Drill Program

A similar methodology was used for the 2005 drill program as described for the 2002–2004 drilling.

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On some occasions if the drilling was believed to be well into waste, 3 m composite samples were taken using spear samples from each bag prior to splitting. The split sample was retained and only assayed if the composite grade returned greater than 0.12 g/t Au.

2006 to Date Core Drilling

Core is marked within each interval with a line drawn on the middle of the core to guide cutting and splitting. The sample interval is typically 1 m, and sampling convention dictates that the left side of the core (when looking down the holes) is retained, and the right side is sent to the laboratory. Blank and standard reference material (standards) samples are inserted at appropriate intervals.

For the SGS-run laboratory (see Section 11.4), samples are placed in polyweave bags that have the sample ID number “from–to” and batch number identified. The bags are delivered together with the completed sample list and sample submission sheet to the onsite sample preparation laboratory.

For Intertek the same procedure as for SGS is followed; however, the samples are packed into wooded crates for transport to Manila (by barge where possible).

2006 to Date RC Drilling

Bulk samples from the cyclone are taken every metre when the rig is in reverse circulation mode. Dry samples are riffle-split to provide a 1 m sample. Wet samples are collected, and set aside to settle, the water decanted, and then wet-split on 1 m intervals.

Depending on the purpose of the drill hole, it may be terminated after three consecutive wet samples have been intercepted, or if the target depth has not been reached, drilling may continue using core methods.

Duplicate samples are collected at the rig. Together with blank and standard samples, these QA/QC samples are inserted in the sample stream prior to submission to the assay laboratory.

11.1.7	Filminera Grade Control Sampling

Grade control samples are collected at 1 m down-hole intervals using a rig mounted Metzke cone splitter. Blast holes are not sampled.

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11.2	Metallurgical Sampling

Core was typically split on 1.5 m intervals if derived from holes drilled for metallurgical purposes, otherwise the sample split was on the conventional 1 m interval used for exploration and infill drilling. An example of the sample preparation methodology is provided in Figure 11-1 for the 2013 and 2014 metallurgical composites.

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Figure 11-1:	Metallurgical Sampling Protocol Example, 2013 and 2014 Composites

Note: Figure courtesy SGS, 2015.

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11.3	Density Determinations

A number of bulk density determinations have been performed by Filminera and Philippines Gold personnel, including measurements by:

•	Water immersion;

•	Waxed sample water immersion;

•	Direct measurement of whole core;

•	Direct measurement of half core.

Measurements were taken on oxide, transitional and fresh rocks.

The database currently contains approximately 3,985 bulk density measurements done by the waxed sample/water immersion method. Overall, oxidized samples have an average bulk density of 2.34 g/cm3, transition samples have an average bulk density of 2.46 g/cm3 and fresh rock samples have an average bulk density of 2.58 g/cm3.

11.4	Analytical and Test Laboratories

Table 11-1 provides a summary of the analytical laboratories used.

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Table 11-1:	Analytical Laboratories

Laboratory	Operator	Program/Year	Purpose	Independent	Accreditation
Atlas laboratory, Cebu	Atlas	Pre-1980	Sample preparation/analysis	Not independent
Masbate onsite mine laboratory	Atlas		Sample preparation/analysis	Not independent
Masbate onsite mine laboratory	Philippines Gold		Sample preparation/analysis	Not independent
McPhar Laboratories	Filminera	2002–2004	Sample preparation/analysis	Independent	ISO 9001:2000
Masbate onsite mine laboratory	Filminera	2005	Sample preparation	Not independent
McPhar Laboratories	Filminera	2005	Analysis	Independent	ISO 9001:2000
	Filminera	2006–2008	Sample preparation/analysis	Independent	ISO 9001:2000
McPhar Laboratories	Filminera	2009–2011	Sample preparation/analysis	Independent	ISO 9001:2000 accredited with ISO 17025 accreditation in progress
SGS Philippines	Filminera	2009	Sample preparation for grade control and ore processing	Independent	unknown
SGS Taiwan	Filminera	2011	Sample preparation/analysis for exploration/resource	Independent	ISO 9001 and ISO/IEC 17025
SGS Masbate	Filminera	2016	Sample preparation/analysis for exploration/resource; drill core, RC, trench and rocks samples	Independent	Not accredited
Intertek, Manila	Filminera	2016	Multi–element analysis of all soil samples and select trench/rock samples	Independent	ISO/IEC 17025
ACME/Bureau Veritas Vancouver	Filminera	2016	Check assay laboratory	Independent	ISO/IEC 17025

11.5	Sample Preparation and Analysis

Sample preparation for the Atlas samples consisted of drying, crushing to <6 mm, and pulverizing for three minutes (pulverization size is unknown). Gold analyses were said to be by atomic absorption spectroscopy (AAS); however, there are some indications that fire assays may also have been performed. Gold detection limits are unknown.

Philippines Gold samples were dried, then crushed to <6 mm, crushed further to <2 mm, then pulverized to <200 mesh (75 µm). All gold determinations were completed by fire assay. Gold detection limits are unknown.

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From 2002–2004, sample preparation consisted of drying, crushing, and pulverizing to 90% passing -200 mesh. All samples during the 2002–2005 period were analysed using fire assay and AAS finish. Samples after 2005 and to date followed the same methodologies but the crush and pulverization sizes were 75% passing -2 mm and 85% passing 75 µm respectively (Figure 11-2). Fire assay methods with an AAS finish were used for analysis. The detection limit was 0.01 g/t Au.

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Figure 11-2:	SGS Mine Laboratory Sample Preparation Procedures

Note: Figure prepared by SGS and provided to B2Gold, 2016.

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The SGS sample preparation at the Masbate Mine includes drying, crushing to 75% passing 2 mm, and pulverization to 85% passing 75 µm. The assay method is fire assay with an AAS finish. The detection limit is 0.01 g/t Au.

11.6	Quality Assurance and Quality Control

Modern quality assurance and quality control (QA/QC) programs have been in place since at least 2000, and are summarized in Table 11-2.

Table 11-2:	QA/QC Measures

Program	QA/QC Measures	Frequency
Atlas	Blanks, laboratory standards, inter-laboratory round robin analyses	1:10 to 1:25 (blank and standards)
Philippines Gold	Blanks, standards, sample resubmissions, reanalysis of samples with >10 g/t Au	1:15 (resubmission) 1:30 (blank and duplicates)
Filminera (2009–2011)	Duplicates, standards, standards, inter-laboratory round robin analyses	1:10 (duplicate) 1:30 (standard 1:100 (blank)
Filminera (2011–2016)	Duplicates, standards, standards, inter-laboratory check samples	1:39 (duplicate) 1:39 (standard) 1:39 (blank)

The site preparation laboratory that is operated by SGS also currently performs internal checks that include crusher screen analyses, granulometric monitoring and fines loss tracking.

Failures are monitored on a weekly and monthly basis, and failed batches are resubmitted for assay. The database includes a notation explaining which assay is to be used.

11.7	Check Analyses

Check analyses are being performed on 5% of the sample population on a quarterly basis, and results of the sampling programs are monitored and reviewed.

11.8	Databases

Collar, survey and assay data are provided in digital format to the designated database administrator for upload into a DataShed database. The geologist responsible for each drill hole is required to run validation checks on the drill data for that drill hole before submitting the information to the database administrator.

Database files are regularly backed up using B2Gold’s corporate protocols.

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11.9	Sample Security

Sample security measures include moving of RC samples and core from the drill site to a secure area at the mine site, where access is controlled.

Sample shipments are tracked using industry-standard procedures. All samples remain in the custody of Filminera, until they are transferred to the control of the assay laboratory. Samples are checked on arrival at the laboratory and any issues with the delivery are advised.

11.10	Sample Storage

The half-cores from 2010 exploration and resource delineation programs onward are retained and stored in a covered building. A portion of the Atlas drill core is retained in a separate building.

Chip trays from RC exploration and resource drilling have been retained since 2010. Chip trays from RC holes completed for mining purposes are retained only if the samples are required for a specific purpose.

All exploration and resource coarse rejects from March 2013 onward have been retained, and are stored in plastic pails at the exploration core shed.

11.11	Comments on Sample Preparation, Analyses and Security

In the opinion of the QP, sample preparation, security, and analytical procedures are adequate and follow accepted industry standards. The data are acceptable to support Mineral Resource and Mineral Reserve estimates and can be used in mine planning.

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12.0	DATA VERIFICATION

12.1	Internal Data Verification

A number of data verification programs have been completed over the Project life. Initially, all old mining, survey, logging and other records were compiled into a master database, and where practicable, these data were verified in 1996–1998 from ground truthing, drill logs, historic maps and drill sections, and production records.

From March 2013 onward, information from drill programs has been uploaded into the Project database and reviewed for errors and omissions. Data are verified using written protocols that include:

•	Collar table:

−	Ensure Survey pickup has been carried out and enter data in the collar table;
−	Subtract the Plan easting, Plan northing, and Plan RL, from the actual easting, northing and RL. They should be within a few metres;
−	Subtract the date started from the date completed to ensure that they are within reasonable limits;

•	Downhole survey table:

−	Subtract successive azimuths from the one above to see if there are no major changes in azimuths;
−	Subtract successive dips from the one above to see if there are no major changes in dips;
−	Ensure that all setup (i.e. COMPASS) surveys are set to priority 3;
−	Insert Geo-interp surveys where the azimuths are affected, but the dips are correct;
−	Note: All surveys to be recorded and given appropriate Priority rating; this includes setup (compass) survey.

•	Geology table:

−	Subtract the mTo from the mFrom on the next row, to ensure that there are no missing intervals in the hole;

•	For all tables:

−	Check that the end of hole depth is the same for all files (i.e. end of hole depth is the same in assay, collar, lithology, and oxidation files).

Any issues found were remediated where practicable.

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Reviews of the QA/QC data during 2015 indicated concerns with possible sample and standards switching during the sample preparation at the SGS-operated on-site laboratory. A new protocol, whereby standards are colour-coded, has been implemented.

Variances that were noted between original samples assayed at SGS Masbate, and check assays at Bureau Veritas, whereby the Bureau Veritas assays were consistently higher than those at SGS Masbate, were recommended to be reviewed to determine if SGS Masbate is under-reporting grades, and insufficiently homogenizing samples. As a result, the SGS Masbate laboratory switched to using a higher lead oxide content flux to mitigate the negative bias. Results to date indicate that the issue has been resolved.

12.2	External Data Verification

12.2.1	Project Audits

During the various drilling programs, different independent consultants have been employed and undertaken audits and reviews of the project and the data, including ACA Howe (1996), Behre Dolbear (1996, 1997 and 1998), MRT (2000 and 2001), Powell (2002), and IMC Consultants (2003). These audits and reviews included drilling audits and independent sampling by IMC in 2003 and Behre Dolbear in 1997. Each audit identified areas where improvements in data collection could be made and recommendations were provided to the operating company. No material issues were identified in the programs.

12.2.2	Technical Reports

Data verification in support of technical reports on the Project were performed by Powell (2001), IMC Consultants (2006), Mining Associates (2008), CGA Mining (2011), and Rock Solid Data Consultancy (2011).

No material errors were noted with the data or the database by any of the above reviewers. Rock Solid noted that there was a minor issue with the SGS gold results for some of the standards as the low bias noted at SGS was not reproduced at McPhar Laboratories. Rock Solid also noted an issue with standard mislabelling, which required remediation.

12.2.3	Smee (2013)

B2Gold commissioned Smee and Associates Consulting Ltd. (Smee) in 2013 to conduct a review of the mine sample preparation and assay laboratory, and of the SGS Tianjin laboratory in China, and the Intertek Laboratories in Manila.

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The following is abstracted from Smee (2013).

Mine Laboratories

The mine laboratories are operated by SGS under contract. The Masbate Operations own the laboratory buildings, but SGS owns the equipment and laboratory information management system (LIMS).

The sample preparation laboratory consists of a 40 ft (12 m) container that houses the pulverizer line, and an outside open-sided but covered space that hosts the sample receiving area and the crusher and splitter line. The single Essa drier is also located outside.

A number of recommendations were made to improve the preparation procedures, including: modifications to sample labelling; addressing the excess removal of fines during crushing; sourcing blank/cleaning materials locally; and changes to the number of samples included per shipment to SGS Tianjin. In addition, changes to some of the equipment were suggested, in particular replacement of the existing LM-5 pulverizers with LM-2 pulverizers, and replacing the existing splitter with a stainless-steel riffle, and pans with rounded corners. Smee also recommended that the sample preparation QC data be captured and graphed to provide a record that preparation specifications are being met.

The mine assay laboratory is primarily a grade and process control laboratory and does very few exploration samples. It operates at full capacity, seven days a week, and has two shifts.

Recommendations included changes to the sample ticketing; installation of a bar-code system; changes to the flux used; and use of different SRM materials with the SRMs being sourced from the mine. Changes to equipment in use were also suggested, in particular a redesign of the crushing area. SGS has addressed these recommendations where practicable, including use of a new flux, use of mine-sourced SRMs, and upgrades to equipment and methodology for dust collection and extraction.

Five gold SRMs were submitted to the laboratory for analysis. Overall, based on the results of the SRMs, the mine assay laboratory was found to be capable of producing accurate gold assays, with no significant bias.

SGS Tianjin, China

A number of observations and recommendations were made, including:

•	Some issues with equipment were identified. The drying pans are well used and require replacement with modern fully stainless steel pans that can hold drill core and RC cutting samples. The picking table is better located near the cupellation area, and must be well illuminated;

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•

Sample pots are presently used two or three times and up to 1.5 g/t Au is accepted in the previous sample. If the laboratory is to be used for exploration samples, a new pot is required for each sample;

•	Serious consideration should be given to switching the flux to one with a higher Pb content. The flux dispenser should be monitored and calibrated daily;

•

Calibration methodologies need to be revisited. Each dispenser should be calibrated daily based on the liquid it is dispensing. The density of each acid must be obtained and used in the calculations of the volume being dispensed. Failure to do this will result in an analytical bias in the gold assays. Calibration standard solutions should be compared to the previous solution before being placed in service;

•	For grades above 10 g/t Au, the fire assay should be completed with a gravimetric finish;

•

Of the two AAS machines on site, one instrument should be set up for Au only and optimized for Au both spectrally and with the nebulizer adjustments. This will maintain exactly the same parameters for Au through time.

The five standards submitted to the mine laboratory were analysed at SGS Tianjin. The laboratory did reasonably well on the gold standards, but exhibited a range of precision of over three standard deviations. This could be attributed to a number of items noticed during the audit, including the type of flux being used, errors made in the dispenser calibration, and issues with tracking of the calibration solution performance.

Overall, SGS Tianjin is capable of producing accurate gold analysis, but requires updating of methods, equipment and personnel training.

Intertek, Manila

A number of observations and recommendations were made, including:

•

Samples are not directly logged into the LIMS at the receiving area so there is an increased potential for sample miss-ordering errors during the sample sorting and preparation process. The Masbate Operations should ensure that a sufficient number of sample tickets are available to place a ticket into each sub-sample bag if Intertek is to be used. The laboratory should be instructed to place tickets into each sub-sample;

•

There are some issues with the equipment used. Some of the drying pans are well used and require replacing, and there is potential for sample miss-ordering errors during the drying process because pans are too small to hold an entire sample and the sample is split into two pans. The sample preparation laboratory is in need of improved drying ovens and dust control;

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•	Equipment needs to be inspected at the start of each shift to ensure that all are within normal operating specifications;

•

The laboratory should have written pass-fail rules that are built into standard operating procedures and the LIMS. QC data should be plotted and examined in real time. Intertek does not currently have the capability in their computer system to do this automatically.

The same five SRMs submitted to the mine laboratory were also provided to Intertek. Intertek analyses showed a significant positive bias for all standards to the point that three of the five were not acceptable. Although the laboratory is using industry common practices for the procedure, the positive bias in the standards raises some questions about the accuracy of the gold assays.

As a result of the findings of the Smee review, submission of samples to Intertek on a regular basis was discontinued. Intertek may be used on an irregular, short-term basis if the on-site laboratory has technical issues.

12.3	Comments on Data Verification

The checks performed by Filminera staff, including the continuous QA/QC checks conducted by the database administrator and Project geologists, are in line with industry standards for data verification, and have identified no material issues with the data or the Project database.

Independent audits of Project data were conducted by third-parties until 2003; no material issues with the data or the Project database were identified in these checks.

A number of NI 43-101 technical reports have been completed on the Project; these require data verification of the Project data at the time the report is completed. No material issues with the data or the Project database were identified in these reports.

Therefore, the QP concludes that the Project data and database are acceptable for use in Mineral Resource and Mineral Reserve estimation, and can be used to support mine planning.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Metallurgical Testwork

13.1.1	Feasibility Testwork

Metallurgical testwork was performed by Atlas prior to commencing operations, and in support of feasibility studies that were undertaken in 1998 and 2006. These supported that the Masbate ores were amenable to conventional whole ore cyanidation processes. Experimental test work investigated recovery variation due to grind size, leach time, and cyanide concentration, as well as documenting leach kinetics, cyanide and lime consumption, silver recovery, slurry rheology, carbon adsorption and cyanide detoxification. Ores ranged in hardness, depending on oxidation state, but were typically classified as “medium hard”. From the recovery response obtained for the cyanidation test work, the material can be categorised as either free-milling or mildly refractory. Gold recoveries were also established by oxidation type and gold head grade, ranging from 74% in fresh ore (<1 g/t Au) to 93% in oxide ore (>1 g/t Au). Gold recovery was found to increase with finer grind size. As a result, the plant design grind was established at P80 grind size of 106 µm, and design leach residence time was 24 hours for a 4 Mt/a plant.

13.1.2	Current Testwork

Lakefield) undertook a significant metallurgical test program from 2013–2015 to optimize the existing mill process and to examine the response of samples from a number of mineralized zones to cyanide leaching using an optimized carbon-in-leach (CIL) process.

Sample Selection

The samples used in the SGS Lakefield test program were received in multiple shipments; two separate shipments in 2013, and six in 2014.

•

The “Old Core” samples consisted of material that had been drilled within the previous 12 months at Montana, Colorado, HMB Northwest, Main Vein, and Pajo, and was immediately available for testing. The “Old Core” samples were prepared as composites at the mine site, and no compositing was performed at SGS;

•

The “New Core” consisted of fresh drill core from the Main Vein, Panique, Libra East, Colorado, and Grandview zones, and was packaged and shipped as quickly as possible from the mine. The “New Core” samples consisted of both halves of ½-split HQ-core, separated into approximately 1.5 m intervals. New core composites were prepared at the SGS Lakefield laboratory facility.

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All old and new core composites were stored in plastic bags and placed in a large refrigerator to minimize oxidation.

Feed Characterisation

The chemical composition of the metallurgical composites was determined for six of the 2013 composites.

The composite samples were characterised mineralogically using a wide range of techniques including X-ray diffraction, reflected light microscopy, scanning electron microscopy (SEM), and QEMSCAN analysis. The deportment of visible gold in each of the samples was also described. Two of the samples, the Main Vein North Fresh–Medium Grade (A) sample (MVNF-med) and the Main Vein South Fresh–Medium Grade sample (MVSF-med) were studied to characterise the sub-microscopic gold content by dynamic secondary ion mass spectrometry (D-SIMS).

Results included:

•	The bulk mineralogical composition showed that the main sulphide mineral present in the samples was pyrite, and the main gangue minerals were quartz and potassium feldspar;

•

Pyrite from the MVNF-med and MVSF-med samples was examined by reflected light microscopy and classified into four morphological types; coarse, porous, fine, and disseminated. Significant concentrations of gold were found in the pyrite, with the average ranging from 5 to 16 g/t Au. About 49% of the gold in the MNVF-med sample was estimated to be contained within the crystal structure of pyrite by D- SIMS. The concentration in the MVSF-med sample was lower at 27%.

2013 Testwork

Samples tested in this work phase were from Main Vein (north and south), Pajo (fresh, transition and oxide), Montana (fresh, transition and oxide), and Colorado (oxide and transition).

Grind Size Testwork

The effect of grind on the extent of gold and silver leaching was examined for seven metallurgical composites at 80% passing minus 210, 149, 105, and 79 µm.

The CIL tests were performed on 1 kg samples ground in laboratory rod mills to 50% solids. The pulp density was adjusted to 45% solids for leaching. The leach tests were performed using a rolling bottle technique. The pulp pH and cyanide was monitored and adjusted throughout the leaching process.

The gold extractions in the initial series of leach tests were lower than anticipated, ranging from 45 to 73%. Therefore the residues from these tests were re-leached to establish the maximum possible gold extractions. In the re-leach tests, the pulp density was decreased to 40% solids, the sodium cyanide concentration was increased to 10 g/L and the duration was extended to 48 hours. In almost all cases the residue assays from the re-leach tests were the same as the original residues, indicating that no significant additional leaching was achieved with the re-leach.

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Based on the results of the grind series leaches a grind size of 80% minus 105 µm was selected for subsequent work.

Diagnostic Leach Tests

A set of leach tests was performed on the Main Vein North samples to try to better understand the reasons for the low gold extractions obtained by CIL. The 48-hour re-leach residues (at -105 µm) from the grind series tests were selected. The solids were re-ground to approximately 80% minus 25 µm and leached again with sodium cyanide. These solids were then assayed, and then they were subjected to a 90°C aqua-regia leach and assayed again.

The results indicated that a small additional quantity of gold was dissolved following the fine grind and cyanide leach, from 5 to 15%, with the leach residue gold concentration being reduced by 0.06 –0.17 g/t Au. The overall results indicated that for the various Main Vein North samples from 20–41% of the gold was refractory to cyanide leaching, being locked in sulphide and silicate minerals.

Cyanide Destruction

Cyanide destruction testwork was performed on the Main Vein North Fresh – Medium Grade (A) composite sample. Two cyanide destruction procedures were examined, the SO2/air process and the Caro’s acid process, with the aim of producing a discharge pulp with a weakly acid dissociable cyanide (CNWAD) concentration of <50 mg/L in the solution phase.

Results included:

•	SO2/air process: In most cases low residual CNWAD values were obtained. In a final set of tests the pulp density was increased to 45%, and low residual CNWAD values were obtained in the final product;

•	Caro’s acid process: In all cases the CNWAD in the solution phase of the slurry was reduced to below the 50 mg/L target.

After reviewing the sample locations and depths for the Main Vein North and South metallurgical composites used in the 2013 test work, it was determined that the composite drill core intervals were below the mine pit limit, and so new samples were collected for subsequent leach optimization test work. The new composites prepared were meant to focus on near-term process optimization for the year 2015, and then longer-term optimization over the five-year period from 2016 through 2020 and LOM.

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2014 Testwork

Four composites were prepared from samples received in 2014. One composite denoted “2015 Composite” was a composite made to represent the ore that would be mined and processed during 2015. A second composite, the “Five-Year Composite”, was created to represent the five-year mining period from 2016 through 2020.

Samples were selected from the Colorado (fresh, transition and oxide), Holy Moses Basalt or HMB (fresh), Montana (fresh and transition), Main Vein North (fresh), Pajo (oxide and transition), Panique (fresh), Grandview (transition) and Libra (fresh) areas.

2015 Composite Testwork

A series of cyanide leach tests were performed to simulate the effect of increasing the plant throughput using the existing grinding and leaching equipment; this test work was designed to assess the effect of coarser grind size and reduced leach residence time on gold leach extraction which was the plant practice at the time of the testing.

Eight cyanide leach tests were performed with the grind size varying from a P80 of 101 µm (which is near the Masbate plant design grind size of 106 µm) to 216 µm, with the corresponding leach times varying from 23.25 hours to 13 hours.

The results suggested that under increased throughput conditions, with no change in equipment sizes, a grind size increase of each 10 µm will result in subsequent gold extraction loss of approximately 0.7% . In terms of leach time, each one hour reduction in residence time resulted in a gold extraction loss of approximately 0.8% .

Five additional tests were performed on the 2015 composite, examining the effect of lead nitrate, dissolved oxygen and the use of “optimised” leach conditions. The optimum leach conditions established from the test results included:

•	Grind size of P80 of 150 µm;

•	Pre-aeration at 45% solids, 15 ppm dissolved oxygen concentration, and 200 g/t lead nitrate addition;

•	CIL at 300 ppm NaCN concentration with 28 hours residence time.

Five-Year Composite

The response of the five-year composite to cyanide leaching was examined in several series of tests. In the first test series, the effect of “increased plant throughput” using the existing plant equipment and operating conditions was examined. Grind sizes varied from a P80 of 102–248 µm with corresponding leach times of 23 to 12 hours.

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The effect of the increased throughput on the five-year composite was more marked than for the 2015 Composite. For each 10 µm increase in grind size, gold extraction decreased by approximately 0.9%, and for a decrease in the leach time of one hour the gold extraction decreased by approximately 1%.

A second series of tests was performed to examine the response of the composite to “optimised” leach conditions with the exception of grind size and leach time to evaluate the effect of these two major process design parameters on gold leach extraction and process economics. The leach test results indicated that the optimum leach residence time at a grind size of 106 µm was 24 hours, while at a coarser grind size of 150 µm the optimum leach time was 28 hours. An economic analyses of the results from this test work indicated the optimum grind size for an upgraded or expanded plant was 150 µm with a corresponding leach time of 28 hours.

Leach kinetic tests for CIL modeling studies were conducted in a rolling bottle on the five-year composite using the Masbate plant conditions, except that leach time was increased to 72 hours. The tests were completed using a pulp density of 45% solids (w/w) and the NaCN concentration was initially 0.45 g/L and then maintained at 0.30 g/L. The pH was maintained at 10.5 -11 with lime and the tests were conducted for 72 hours, with kinetic sub-sampling and solution gold analysis at 1, 2, 4, 8, 12, 24, and 48 hours. At the end of the leach period, the pulp was filtered and washed and the test products were submitted for analyses. A bulk leach test was also conducted using the same conditions, to provide pulp for the carbon adsorption testwork (kinetics and isotherm). The experimental data indicated that gold leaching of the five-year composite was essentially complete after 28 hours, which had been determined as optimum in the prior testing.

The leached pulp that was generated in the leach kinetic tests was then contacted with regenerated plant carbon and fresh carbon in batch tests in rolling bottles for 72 hours. Solution samples were removed for gold analysis at specific time intervals (0, 1, 2, 4, 8, 12, 24, 48, and 72 hours) to establish the adsorption kinetic profile. The slurry was screened at the end of the test to recover the carbon for assay, and the final solution and washed solids were also analyzed for gold to establish a metal balance. The five-year composite gold adsorption properties are very good, with a kK value of 145 h-1. The adsorption kinetics (k = 0.015) are relatively slow but the equilibrium loading (K = 9,638) is favourable.

Consideration of Potential Plant Design Changes

The aim of the CIL modelling exercise was to assess the current plant design and operating strategy and determine the impact of future circuit changes which could include additional CIL tanks and an increased throughput.

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The feed rate for the current Masbate operation is 852 t/h and the circuit operates at a pulp density of 45% solids (w/w). This feed rate is equivalent to 6.8 Mt of dry solids per annum at 92% availability. The Masbate CIL circuit consists of one leach tank (2,900 m3) which provides ~2 hours of leach retention time and seven CIL tanks, all of which are 2,900 m3. The total circuit retention time is ~16 hours.

The CIL modelling results indicated that the current Masbate circuit is operating well and the performance is very good for a CIL plant which has significant leaching occurring in the adsorption tanks. The modelling of potential plant upgrade and expansion scenarios showed very good gold adsorption efficiencies (99.2 –99.3%) would be expected with an increase in leach residence to 28 hours, and increasing the number of CIL tanks to 12 stages.

Cyanide Destruction

The response of the five-year composite sample to cyanide destruction using the SO2/air and Caro’s acid processes was examined. Results included:

•	SO2/air process: The target CNWAD concentration in the cyanide destruction product was 50 mg/L. Relatively low additions of reagent were required;

•	Caro’s acid process: In the first six batch tests the residual CNWAD levels were in the range of 0.5 to 6 mg/L well below the target concentration of 50 mg/L.

Erik Devuyst, a metallurgical consultant with expertise in cyanide destruction processes, completed an evaluation of the SO2/Air and Caro’s acid options andconcluded the existing plant Caro’s acid cyanide destruction process is the most cost effective treatment method at the low cyanide concentrations.

A large-scale Caro’s acid test was subsequently commissioned for environmental characterisation testwork.

Gravity Testwork

Montana Gravity Composite

Previous metallurgical testing on variability samples from the Montana zone had indicated that in some of the samples there was a significant proportion of free gold. A number of these samples were used to prepare a sample for gravity separation test work. The response of the Montana gravity composite to direct “whole ore” cyanide leaching was examined through two 1 kg leach tests. Extraction rates ranged from 83.9 –84.4% Au, averaging 84.2% . Reagent consumption averaged 0.29 kg/t NaCN, and 2.58 kg/t CaO.

The sample response to gravity separation was examined in a single 20 kg separation test where the sample was ground to 80% minus 158 µm and then passed through a two-stage separation process. The two-stage separation process recovered 48.9% of the gold in a concentrate assaying 437 g/t Au at an overall recovery of 85%.

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There was no significant difference in gold recovery between the tests with and without gravity separation.

Pajo West

As there was limited metallurgical information on the Pajo West zone, Masbate personnel prepared a composite from a blend of fine pulverised assay rejects, with 88% of the sample finer than 38 µm. Duplicate cyanide leach tests were conducted on the sample using the “optimised Masbate conditions”. Gold extraction averaged 67%.

Discussion of Testwork Results

Results of the 2013 and 2014 testwork included:

•

Masbate ore samples are generally amenable to gold extraction using the conventional cyanide process. Gold extractions varied over the deposits from lows of 50% to highs of 88%, with an average extraction of 70%. Lower gold recoveries were caused by gold locked in pyrite and silicates;

•

Generally, the samples responded satisfactorily to the cyanidation process, with relatively low reagent consumptions; NaCN consumption ranged from 0.2–0.7 kg/t, averaging 0.4 kg/t, and CaO consumption ranged from 1–8 kg/t, averaging 3 kg/t. Cyanide leach durations were well within the “normal” range and leach times of 24 to 28 hours resulted in maximum gold extractions from the samples, depending on the grind size employed. The 28 hour leach time was optimum for the 150 µm grind size which was selected based on an economic assessment;

•	Some of the ore zones indicated a propensity to be oxygen consumers and the process will benefit from the inclusion of a pre-aeration stage;

•

Conventional SO2/air and Caro’s acid cyanide destruction processes were examined and both proved to generate material that would meet the required discharge requirement using moderate to low reagent additions. The Caro’s acid process was selected as it gave better process economics and is already in operation at Masbate;

•

CIL modelling results indicated that the current Masbate circuit is operating well and the performance is very good for a CIL plant which has significant leaching occurring in the adsorption tanks. Changes are not recommended for the current operation. A carbon concentration of 10 g/L is approximately the highest value recommended for CIL tanks, and an upgrading ratio of ~2,000 is as high as the circuit should target. Future plant upgrade or expansion options (additional tanks and higher tonnage) should achieve very good results and final barren solution losses are projected to be very low if/when the circuit changes are made.

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13.2	Recovery Estimates

Current metallurgical recoveries by deposit and zone are summarized in Table 13-1. The gold recoveries presented in Table 13-1 are based on the results from laboratory leach tests on 266 composite samples which were performed at SGS Lakefield over the period 2013–2014. The optimized Masbate leach conditions were employed in the test work. The laboratory results were then used in the recovery block model which generated detailed recoveries by area, head grade, ore type and overall average.

Table 13-1:	Life-of-Mine Metallurgical Recovery Assumptions

Deposit/ Area	Average Oxide Metallurgical Recovery (%)	Average Transitional Metallurgical Recovery (%)	Average Fresh Metallurgical Recovery (%)	Total Average Recovery (%)
Boston	75	77	76	76
Blue Quartz	82	82	79	80
Colorado	78	74	78	77
HMBE	69	76	80	77
HMBW	63	72	61	65
Main Vein	80	76	66	68
Montana	79	77	77	77
Old Lady	84	82	79	82
Pajo	83	77	80	82
Panique	78	77	73	76
LOM Average	80	76	69	72
HMBE = Holy Moses Basalt East; HMBW = Holy Moses Basalt West

13.3	Metallurgical Variability

The feasibility studies completed sufficient variability testwork to adequately characterise the material that was in the original mine plan. Additional testwork was conducted in 2013–2015 to sufficiently characterise material to be processed through the plant over the LOM.

The metallurgical testwork completed to-date is based on samples which adequately represent the variability of the proposed mine plan.

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13.4	Deleterious Elements

There are no known deleterious elements that incur penalties in the doré or cause metallurgical processing issues.

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Introduction

The Masbate Mineral Resource is updated by B2Gold annually, and is based on all available data as of September each year. The current model uses exploration data up to 27 October, 2016, and grade control data up to 30 August, 2016.

The model uses the Masbate local coordinate system, which is based on WGS 84 UTM Zone 51N, shifted -513,066.8 m East and -1,353,117.6 m North. A false elevation of +1,000 m is applied (sea level is 1,000 m).

The Mineral Resource was constrained by a 31 October, 2016 topography and excavation surface during estimation, and reported below a 31 December, 2016 topographic surface. Mineral Resources were also limited by water and overburden surfaces where appropriate.

Block models and all estimates were built in Surpac (versions 6.7.4 and 6.6.2), solid modelling was completed in Surpac and Leapfrog Geo (version 3.1 and 4.0), and statistical analysis and variography was completed in Snowden Supervisor (version 8.6) .

The block model has an estimation (parent) block size of 10 m x 10 m x 10 m (easting, northing, elevation) with sub-blocks of 2.5 m x 2.5 m x 2.5 m for volume accuracy. The block dimensions of the model reflect the data spacing, dimensions of the mineralized zones, and assumed mining method.

The block model covers an area that is 6.6 km from north to south and 4.6 km from east to west, covered by the following coordinates:

•	Northing: 22,700 to 29300 m N;

•	Easting: 28,800 to 33,400 m E;

•	Elevation: 750 to 1,400 m Z.

The Mineral Resource estimate was prepared in accordance with the Canadian Institute of Mining and Metallurgy and Petroleum (CIM) 2014 Definitions Standards for Mineral Resources and Mineral Reserves (2014 CIM Definition Standards) and guidances in the 2003 CIM Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves.

14.2	Data Used in the Mineral Resource Estimate

The Mineral Resource estimate is based on data from RC and core exploration surface and underground drill holes, exploration trenches, and RC grade control drill holes. The combined exploration and grade control drill hole database includes 82,399 drill holes (1,685,522 m) and 408 trenches (15,260 m). The exploration database cut-off date was 27 October, 2017, and the GC data cut-off date was 30 August, 2016.

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Exploration data used in the Mineral Resource estimate consists of a total of 3,190 drill holes (385,579 m) of which there are 1,302 core holes (196,925 m) and 1,888 RC holes (188,654 m); there are also 408 trenches (15,260 m). These totals reflect drill holes removed from the estimate because there are no assays, or removed because information from more recent drill holes supersedes information from older drill holes.

A total of 26 drill holes (3,154 m), of which there are 24 core holes (2,996 m) and two RC holes (158 m), were completed after 27 October, 2016 and before 31 December, 2016.

A total of 380 exploration drill holes (37,306 m) are excluded from the estimation and interpretation process. The bulk of these do not have assay values, and therefore cannot be used in grade estimation; although logging information has been used to guide mineralization domain interpretations. The exploration dataset for the Project includes drill holes completed in the 1950s. In cases where the data from the older holes appear reasonable, these data are used for estimation; but where more recent drilling shows the older holes to be inaccurate, the older drill holes are excluded.

Grade control drilling consists of RC drill holes completed explicitly for grade control purposes during mining operations, as well as probe drill holes used to located historic mining voids. As noted above, drill holes without assay data are excluded from the estimation process. Many recent grade control “probe holes” are not assayed, and therefore are excluded. A number of metallurgical drill holes do not have individual assays, so they cannot be used in the Mineral Resource estimation. However, the associated metallurgical data are used for development of the metallurgical recovery model.

14.3	Geological Models

14.3.1	Introduction

A number of models are constructed in support of estimation, including:

•

Mineralization domains: Interpretations are based on logged lithology, vein percentage and gold assay values, pit and surface mapping and fault interpretations. Generally mineralized domains are guided by a nominal grade threshold of 0.4 g/t Au; however, this varies somewhat from area to area and by vein domain. Interpreted geological structures and lithologies are used to guide the boundaries. Vein boundaries are also created to allow for along-strike/down dip continuity and reasonable interpretations of the vein geometry;

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•	Voids and backfilled historic mining shapes: Models are created using either drill data, or a combination of drill data and historical records such as mine long and plan sections;

•	Oxidation surfaces: Two base of oxidation and base of transition surfaces are modelled; one for non-vein material (waste and halo) and one that is only applied to vein structures;

•

Metallurgical recovery domains: Metallurgical recovery is used to create a “recoverable” gold grade for resource blocks and apply an economically-defined cut-off grade to each block. Surfaces based on all metallurgical recovery data have been created to represent 5% recovery bins from 0–100%, and are applied to the block model in these increments;

•

Topographic surfaces: These surfaces were provided by Masbate Operations site survey department staff and reviewed by the mining department. They represent the pre-mining (pre-2009) surface, current excavation-bottom surface and the current (31 December, 2016) topographic surface.

14.3.2	Vein Domains

Vein domains are defined to represent the distinct higher-grade mineralization structures that occur at Masbate. They are characterized by quartz–calcite vein breccias, but may also include higher-grade stockwork and veinlet zones. Generally, the vein domains are modelled using approximately 0.4 g/t Au as a modelling guide; however, a significant amount of geological data is used to define the domain boundaries including: vein %, vein mineralogy, vein texture, and quartz %. Figure 14-1 shows an isometric view of all veins modeled at Masbate.

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Figure 14-1:	Isometric View of Vein Solid Models

Note: Figure prepared by B2Gold, 2017. Grid shows scale. Northings indicate figure north.

Mineral Resource grades in the vein domains are estimated using ordinary kriging (OK); however, the domains are also estimated using nearest-neighbour (NN) and inverse distance weighting to the second power (ID2) interpolation methods for validation purposes.

14.3.3	Halo Domains

Halo domains encompass a mixed stockwork zone ranging in grade from approximately 0.1 g/t Au to the interpreted vein modelling guide grade of approximately 0.4 g/t Au.

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Within the halo domains, indicator kriging (IK) was used to better differentiate these continuous low- and high-grade areas. The threshold used to define the indicator was 0.35 g/t Au, approximately 75% of the domain gold distribution. A final block grade is calculated from the probability of being higher or lower than the threshold, and the grade of each. If the indicator was <0.05 (5% of the block) then the block was assigned the interpolated low grade. If the indicator was >70%, the block was assigned the interpolated high grade and between 5–70% of the proportion-weighted grade was used.

The average halo domain grade based on the indicator estimate was compared to the non-indicator estimates (NN, OK, ID2) and composite data to ensure that no significant global bias was introduced. The indicator-based grade was used for all halo domain blocks; although this process did not produce a significantly larger amount of material between 0.4 and 0.7 g/t Au compared to the simpler OK estimation. This may be because the grade within the halo shell is already highly restricted, or that narrow higher-grade assays are typically overwhelmed by lower-grade assays. The method did restrict over-projection of grade reasonably well, while providing localized areas of higher-grade that are supported by sample data.

14.3.4	Mined-out Stopes

The mined-out stope models are created using historic mining records, drill intersections and cave monitoring surveys. The source of mineralization within the mined-out stopes is complicated, and may have multiple sources, including a combination of mine sill/pillar collapse, stope wall collapse (hanging wall/footwall), undrawn material in sublevel caves, and “low-grade” backfill. Many of these zones have been intercepted by drilling programs conducted after the cessation of underground mining; however, there are areas where there is limited confirmation of historical records by recent drilling.

Historically mined-out stopes are common in many mine areas including, from north to south, Colorado, Binstar, Panique, and Dabu (Figure 14-2). These areas contained narrow, higher-grade vein systems at the core of wider mineralized structures that were amenable to underground mining methods.

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Figure 14-2:	Isometric View of Modeled Historic Mined Out Stopes

Note: Figure prepared by B2 Gold, 2017. Grid shows scale. Northings indicate figure north.

Reconciliation of mining in areas or levels that contain historically mined-out stopes are generally positive, supporting the concept that the historic stopes contain economic mineralization. However, mining encounters both backfill/collapse and voids in these stopes. Blocks within the mined-out models are assigned a density of 1.5 g/cm3 to account for an assumption of fill material interspersed with voids.

The material found in the historic stopes generally has elevated grades, and varies between the currently-defined high-grade material (>0.7 to 1 g/t Au), and low-grade material (>0.4 and <0.7 g/t Au).

For most mined-out stope shapes, assays were tagged as either in, or out, of the underground solids, and the blocks within the underground model classified as Inferred. In stopes within Colorado Vein 5 (north and south) and Colorado Vein 9 however, where more detailed drill hole information is available, blocks were classified as Indicated. Reconciliation in these areas supports a higher confidence in the Mineral Resource estimates associated with the stopes, and this is also supported by data from recent drilling.

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Low average grades are assigned to most stope voids (in conjunction with low densities), such that they do not contribute significantly to the Mineral Resource estimates. The mined-out domains in Colorado Vein 5 and Colorado Vein 9 were estimated from modern sample data from within the interpreted stope boundaries.

The mineralization from the mined-out models accounts for approximately 1% of the Mineral Resource by metal content, and therefore globally is not a significant uncertainty; however, there is some risk associated with local areas not represented in the mined-out models that do have historical mining.

14.3.5	Metallurgical Model

A metallurgical recovery model was created from metallurgical samples collected during the feasibility study on the Masbate Gold Project during 2006, and additional samples collected by B2Gold in 2013–2014. In total, 46 metallurgical composites from the 2006 drilling program and 266 variability samples from the 2013–2014 drilling program (312 samples total) were available for analysis. Solids models of metallurgical recovery (in 5% increments) were created using Leapfrog Geo software which were used to code the Mineral Resource block model. The metallurgical recovery model provides estimates of metallurgical recovery and recoverable gold grades (grade by metallurgical recovery) forming the basis for economic cut-offs for Mineral Resources and Mineral Reserves.

Estimation search ellipses were oriented along main structural domains generally following modelled grade shell domains used in the long range model. In areas with limited recovery data, additional geologically-driven “guide” intervals were added to control the final results. The additional parameters used to control the model are based on items with correlation to metallurgical recovery including: mineralization style and quartz phase; % sulphur in vein; % pyrite, oxidation state; vein orientation; structural trends; and evidence of historic underground mining, elevation, and depth from surface (historical mining activity typically did not extend beyond oxide).

The solids models, representing recovery in 5% increments, were used to code the block model (e.g. all blocks within the 75 to 80% wireframes were assigned a 77.5% recovery). Colorado dumps and alluvial materials were set to 87.5%, Montana alluvial materials to 82.5%, and all other dumps, void fill, and alluvial to materials were set to 77.5% recovery. A recovery of 75% was also applied to all low-grade stockpiles.

Analysis of predicted recoveries to mill recoveries during 2016 has indicated that the model is reconciling well for the high-grade portion of the ore which is processed (generally >0.8 g/t Au). Low-grade ore is stockpiled, and therefore not reconciled against the recovery model.

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14.4	Exploratory Data Analysis

Gold assay sample lengths are generally 1 m, although this varies to a limited degree, with historical sampling at times completed at 3 m intervals and very rarely longer (the maximum interval in the database is 13.70 m). Box plots, histograms and log-probability plots were evaluated to determine appropriate domains and domain groups.

14.5	Density Assignment

The bulk density values used for tonnage estimates are summarized in Table 14-1, and are based on exploration sample data and values used by the mine Operations department.

Table 14-1:	Density Values used for Tonnage Estimates

	Bulk Density Assigned to Block Model (g/cm3)
Material Type / Oxidation State	Oxide	Transition	Fresh
All insitu consolidated material	2.37	2.43	2.55
Historically mined-out workings	1.5	n/a	n/a
Eluvial / alluvial deposits	2.0	n/a	n/a
Modern and historic dumps	n/a	2.0	n/a
Stockpiles (LG / HG)	n/a	2.0	n/a

The density values used for tonnage estimates are supported by recent wax coated/water-immersion density measurements performed on drill core from across the deposit. Densities do not vary significantly, other than by oxidation type. Mined-out/backfill, surficial, dump and stockpile densities have assumed density values applied; these values are considered to be reasonable based on production history.

14.6	Grade Capping/Outlier Restrictions

Grade caps were applied prior to compositing, and were undertaken by domain. The majority (80%) of the vein domains are capped at 2–10 g/t Au, with five domains capped above 20 g/t Au. Halo domains are capped between 1 g/t and 4 g/t Au. Other domain types (surficial, dump, backfill) are capped between 0.5 g/t and 7 g/t Au.

After the estimated block grades were reviewed, some localized areas were identified as requiring an additional control on high gold grades. As a result, four individual samples were capped at a lower level than the overall gold cap grade applied to the domain.

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14.7	Composites

Grade composites for estimation were created using 3 m “best fit” lengths with hard boundaries on each mineralization domain boundary (i.e. vein and halo), unless the domains were grouped together into a single domain group. Grouped domains were allowed to share samples across the contacts; therefore the composites were not broken at this boundary type. Best-fit composites result in composites that are 3 m in length on average; however, the length can vary slightly, and therefore eliminates short composites at domain boundaries. Composites, as small as 0.75 m, are used in the estimation; but small composites are extremely rare and insignificant to all analysis and estimation.

The 3 m composite length is based on considerations including mineralization widths, estimated block size, mining bench heights, mining selectivity and sample lengths.

14.8	Variography

Variography (spatial continuity) analyses of gold values were run in different directions and provide control for OK estimation, and a guide for estimation search distances. Variography is completed on all domains and/or domain groups that have sufficient data. If there are insufficient data for a domain or domain group, a “generic” variogram is used.

All of the normalized variograms are modelled with two spherical structures. Vein variography models have nuggets between 0.12 and 0.45 (typically 0.3), and first structure ranges of 6–121 m (typically 30 m) at 40–95% (typically 80%) of the sill. Second structure maximum ranges are typically in the order of 100 m.

14.9	Estimation/Interpolation Methods

Gold grade estimation is completed for five types of domains: vein, halo, surficial (eluvial/alluvial), dump, and mined-out/void/backfilled stopes.

For each domain type, estimation is completed using OK, ID2 and NN interpolation methods. For the halo domains, estimation is also completed using IK. For the final grade estimate, for halo domains, the IK value is used, and for all other domain types the grades estimated from OK are used.

Estimation search ellipses were aligned along the vein trends and were based on continuity analysis. Dynamic anisotropic searches were used (locally determined search directions) that are controlled by “centre-line” planes created for each estimated domain. Variogram directions were aligned to local search directions. In all cases, estimation was completed in three passes. Pass 1 was informed by a short search radius and was used to estimate material with significant grade control support that was considered to have a high confidence. Pass 2 used a search closer to the full range of the variograms and estimated material that was considered to have a moderate confidence. Pass 3 used a long search radius, and estimated blocks beyond Pass 1 and 2. Grade control composites were used (unrestricted) in conjunction with exploration data for Pass 1. Pass 2 restricted the influence of grade control composites by treating them as a single drill hole and Pass 3 did not use grade control composites at all. Table 14-2 summarizes the estimation parameters used.

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Table 14-2:	Estimation Plan Composite Parameters

Domain Type	Pass	Search Radius (m)	Minimum Number of Composites	Maximum Number of Composites	Maximum Number of Composites Per Drill Hole	Minimum Number of Drill Holes Used	Data used in Estimate
Vein	1	15	4-9	10-30	3-4	2-3	Grade control and exploration
	2 *	50–70	3-6	5-16	3-4	1-2	Grade control and exploration
	3	100–150	1	5-9	3-4	1-2	Exploration
Halo	1	15	4-9	6-30	3-4	2	Grade control and exploration
	2 *	60-90	3.-6	6-16	2-3	2	Grade control and exploration
	3	150	1-2	4-9	3	1-2	Exploration
Surficial & Dump	1	15	4	15	3-4	2	Grade control and exploration
	2 *	60–70	3-4	15	3-4	1-2	Grade control and exploration
	3	150	1	9	2-3	1	Exploration
Note: * All grade control RC drill holes treated as one hole in Pass 2.

14.10	Block Model Validation

The following checks were completed on the OK block grade estimates:

•	Visual inspection (on-screen) of block grades compared to drill hole composites.

•	Comparison of OK to declustered NN means by vein code at zero cut-off.

•	Swath plot comparison to NN and ID2 estimates for select veins.

•	Comparison to previous estimate.

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Overall the block grade estimates reasonably match the input data (on-screen checks, swath plots and NN comparison at a zero cut-off).

Trend analysis (swath plots) was conducted to compare the average grades from the informing sample data for the combined vein domains versus the kriged block estimates. The overall comparison was found to be good.

14.11	Classification of Mineral Resources

Resource classification was applied to the block model as Indicated and Inferred based on the following criteria:

•	Indicated blocks have composites from at least two drill holes within a 60 m search radius and one composite within 30 m;

•	Inferred blocks were estimated in Pass 2 or Pass 3, and have at least one composite within 100 m.

The distance to the nearest composite used in the resource classification setup is calculated in a separate estimation run, using isotropic distances between the block centroid and the composite mid-points. A plan view of resource classification on the 940m level of the Main Vein Pit is presented as Figure 14-3. Blocks are coloured by resource confidence category and only blocks with grades >0.4 g/t Au are shown.

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Figure 14-3:	Main Vein Mineral Resource Classification, Plan View, 940m Elevation

Note: Figure prepared by B2Gold, 2017. Blocks grading >0.4 g/t Au shown. Blocks coloured by classification; composites coloured by grade.

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Smaller domains with few samples were entirely downgraded to the Inferred category. All dumps were categorized as Indicated resources, while all surficial deposits (eluvial/alluvial) were assigned the Inferred confidence category.

Most mined-out areas are categorized as Inferred, with the exception of Colorado Vein 5 and 9 which are categorized as Indicated based on recent drilling and reconciliation data.

14.12	Reasonable Prospects of Eventual Economic Extraction

Mineral Resources are confined within pit shells that used a gold price of $1,400/oz and above an average gold cut-off grade of 0.42 g/t Au.

Mineral Resources are tabulated above recoverable gold grades using the formula:

•	Estimated gold grade multiplied by estimated metallurgical recovery.

On average, the recoverable gold grade is 0.3 g/t Au; this back-calculates to an average insitu grade of 0.42 g/t Au using the above formula with an overall average metallurgical recovery of 72%.

The Mineral Resource pit shells were run using Whittle software and, other than metal price, dilution assumptions, and cut-off grade; costs, recovery, and pit slope assumptions are the same as those used to constrain the Mineral Reserve estimates. Key assumptions used in the evaluation are provided in Table 14-3.

Table 14-3:	Open Pit Optimization Parameters

Parameter	Unit	Mineral Resource	Mineral Reserve
Gold price	US$/oz	1,400	1,250
Metallurgical recovery	%	Variable, in model, generally 60–85%, averaging 70–75%.
Pit slopes	º	Variable, by geotechnical zone, direction and material: 33 to 50º.
Dilution	%	0% for reporting and optimization.	0% reporting, re-blocking dilution of approximately 5–10% applied.
Ore loss	%	No ore loss	Ore loss through re-blocking dilution and grade averaging.
Mining costs	US$/t mined	Variable, averages $1.50; plus variable bench cost that averages $0.0125.
Processing costs (includes process, general and administrative (G&A), sustaining capital, stockpile, and re- handle costs)	US$/t processed	Variable, $11.67 to $13.85.
Cut-off grade	g/t Au	Variable, average of 0.42	Variable, 0.46–0.49

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14.13	Mineral Resource Statement

Mineral Resources are reported on a 100% basis using the 2014 CIM Definition Standards. Mineral Resources are reported inclusive of Mineral Reserves. The Qualified Person for the estimate is Mr Tom Garagan, P.Geo., Senior Vice President, Exploration with B2Gold.

Mineral Resources, effective 31 December, 2016, are summarized in Table 14-4.

Table 14-4:	Indicated and Inferred Mineral Resource Summary Statement

Masbate Indicated Mineral Resources Statement

Area	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
South	72,850,000	0.97	2,281,000	71,000
North	24,800,000	1.00	796,000	24,800
ROM Stockpile	1,370,000	1.42	63,000	1,900
LG Stockpile	27,790,000	0.57	509,000	15,800
Total	126,820,000	0.89	3,649,000	113,500

Masbate Inferred Mineral Resources Statement

Area	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
South	6,730,000	0.73	157,000	4,900
North	3,360,000	0.77	83,000	2,600
Total	10,100,000	0.74	240,000	7,500
Notes:
1.

Mineral Resources have been classified using the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.
3.

Mineral Resources are reported on a 100% attributable basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, B2Gold’s wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Mine.

4.	The Mineral Resources have an effective date of 31 December, 2016.
5.	The Qualified Person for the estimate is Tom Garagan, P.Geo., Senior Vice President, Exploration, B2Gold.
6.

Mineral Resource estimates assume an open pit mining method, gold price of US$1,400/ounce, modeled metallurgical recovery (resulting in average LOM metallurgical recoveries by pit that range from 65% to 82%), and operating cost estimates of US$1.50/t mined (mining), a variable ore differential cost by pit (average cost is US$0.17), US$9.36–10.18/t processed (processing) and US$2.30–3.84/t processed (general and administrative).

7.	Mineral Resources are reported at an average cut-off of 0.42 g/t Au.
8.	North and South designations refer to locations north and south of the Guinobatan River, respectively.

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14.14	Factors That May Affect the Mineral Resource Estimate

Factors which may affect the Mineral Resource estimates include:

•	Metal price and exchange rate assumptions;

•	Changes to the assumptions used to generate the gold cut-off grade;

•	Changes in local interpretations of mineralization geometry and continuity of mineralized zones;

•	Accuracy of historical drilling and mining records;

•	Density and domain assignments;

•	Geometallurgical and oxidation assumptions;

•	Changes to geotechnical, mining and metallurgical recovery assumptions;

•	Changes to input and design parameter assumptions that pertain to the conceptual Whittle pit constraining the estimate;

•	Assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social licence to operate.

There are no other known environmental, legal, title, taxation, socioeconomic,marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources that are not discussed in this Report.

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15.0	MINERAL RESERVE ESTIMATES

15.1	Introduction

Analysis was completed on the Mineral Resource block model to establish an estimate of economically extractable Mineral Reserves. Dilution, ore loss and metallurgical recovery factors were applied to the Mineral Resource model to create a diluted Mineral Reserve model which includes “recoverable” grade estimates.

Open pit optimization was completed on the recoverable grade estimates in the Mineral Reserve block model using Geovia Whittle software using physical and economic parameters including geotechnical characteristics, pit wall and ramp designs, pit access elevations and mining and processing costs. Only Indicated blocks were included in the pit runs. The economic parameters used for open pit optimization were used to create cut-off grades for reporting of Mineral Reserves. Final pit designs were completed by personnel at the mine site.

Mineral Reserves include stockpiled ore which is derived by mine staff from detailed survey pickup for volume calculation of individual stockpiles, with grade estimated from grade control.

Mineral Reserves have variable oxide states and variable metallurgical recoveries:

•	18% oxide material;

•	25% transitional material;

•	57% fresh material;

•	All mine stockpiles are considered to be transitional material with an average metallurgical recovery of 75%.

The overall average metallurgical recovery for Mineral Reserves including stockpiles is 73%; for Mineral Reserves excluding stockpiles it is 72%.

Mineral Reserves are contained within six main open pits with the Main Vein and Colorado pits being the largest.

15.2	Mineral Reserve Statement

Mineral Reserves in Table 15-1 have an effective date of 31 December, 2016, and are reported using the 2014 CIM Definition Standards. The Qualified Person for the estimate is Mr. Kevin Pemberton, P.E., an employee of B2Gold. There are no Proven Mineral Reserves reported.

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Table 15-1:	Probable Mineral Reserve Summary Statement

Area	Tonnes (t)	Gold Grade (g/t Au)	Contained Gold Ounces (oz)	Contained Gold Kilograms (kg)
South	48,160,000	0.98	1,519,000	47,200
North	17,950,000	1.03	593,000	18,400
ROM Stockpile	1,370,000	1.42	63,000	1,900
LG Stockpile	27,790,000	0.57	509,000	15,800
Total	95,290,000	0.88	2,683,000	83,500
Notes:
1.	Mineral Reserves have been classified using the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves.
2.	All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.
3.

Mineral Reserves are reported on a 100% attributable basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, B2Gold’s wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Mine.

4.	The Mineral Reserves have an effective date of 31 December, 2016.
5.	The Qualified Person for the estimate is Kevin Pemberton, P.E., Chief Mine Planning Engineer, B2Gold.
6.

Mineral Reserve estimates assume an open pit mining method, gold price of US$1,250/ounce, modeled metallurgical recovery (resulting in average LOM metallurgical recoveries by pit that range from 65% to 82%), and operating cost estimates of US$1.50/t mined (mining), a variable ore differential cost by pit (average cost is US$0.17), US$9.36–10.18/t processed (processing) and US$2.30–3.84/t processed (general and administrative).

7.

Dilution and ore loss were applied through block averaging such that at a cut-off of 0.45 g/t Au, there is a 5% increase in tonnes, a 6% reduction in grade and 1% reduction in ounces when compared to the Mineral Resource model.

8.	Mineral Reserves are reported at cut-offs that range from 0.46–0.49 g/t Au.
9.	North and South designations refer to locations north and south of the Guinobatan River, respectively.

15.3	Factors that May Affect the Mineral Reserves

Factors that may affect the Mineral Reserve estimates include:

•	Changes to the metal price assumptions;

•	Changes in the metallurgical recovery factors;

•	Changes to the operating cut-off assumptions for mill feed or stockpile feed;

•	Changes to the input assumptions used to derive the open pit outlines and the mine plan that is based on those open pit designs;

•	Accuracy of historical drilling and mining records;

•	Ability to obtain mining permits and/or surface rights for the satellite pit areas;

•	Ability to maintain social and environmental licence to operate;

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•	Changes to the assumed permitting and regulatory environment under which the mine plan was developed.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Reserves that are not discussed in this Report.

15.4	Open Pit Estimates

15.4.1	Basis of Estimate

The following assumptions were incorporated when converting Mineral Resources to Mineral Reserves:

•	An exclusion zone set up along the river so pits would not extend into the Guinobatan River that separates the northern half of the mining operations from the southern half;

•	Variable pit slope angles based on geotechnical studies by a third-party consultant (George, Orr and Associates);

•	Variable mining costs based on the haul distances from the destination stockpile, waste dump or ROM stockpile at the primary crusher;

•	Variable processing costs were calculated by the mill department at site and based on the three rock types, oxide, transitional and fresh;

•	Selection of pit optimization revenue factors that range between 0.88–0.96;

•

Where necessary, pits were expanded to encompass voids from historic underground workings. If historical mine workings daylight in the pit, the local wall stability is reduced. Based on mine operational experience and geotechnical input, pit walls were designed to avoid historical stopes and voids to increase pit wall stability.

15.4.2	Cut-off Grades

Mineral Reserves are reported using variable cut-off grades that range from approximately 0.33 –0.35 recoverable grade in g/t Au. Because the metallurgical recovery is modeled and is variable, the block grade is multiplied by the estimated block recovery, resulting in a recoverable grade estimate. This recoverable grade is used for all Mineral Reserve and long-range mine planning work. The average recovery of the insitu Mineral Reserves is approximately 72%. This results in average cut-off grades, by pit, of 0.46 –0.49 g/t Au. Cut-off grades quoted in this report are quoted as insitu grades unless it is stated that the grade is recoverable.

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15.4.3	Ore Loss and Dilution

Mining dilution and mining losses are applied to the Mineral Resource block model to create a Mineral Reserve model for pit optimization analysis.

Mineral Reserves are reported from a re-blocked 5 x 5 x 2.5 m block model, termed the “Mineral Reserve block model”. The Mineral Resource block model, which has a minimum sub-cell size of 2.5 m in all directions, was re-blocked to 5 m in the X–Y directions and remained at 2.5 m in the Z direction. The re-blocking approximately accounts for the smallest selective mining unit (SMU) used at Masbate, averaging grades that occur on a small scale, and blurring contact boundaries where mining dilution is likely to occur.

This averaging process imparts both dilution and ore loss. Each block in the Mineral Reserve block model has a single diluted grade and density as well as single values for all categorical variables such as Mineral Resource classification and oxidation (assigned by the dominant code).

The impact of re-blocking on dilution and ore loss depends on cut-off grade and reflects the net result of dilution and ore loss. At a 0.45 g/t Au cut-off, there is a 5% increase in tonnes, a 6% reduction in grade and 1% reduction in ounces when comparing to the Mineral Resource model. At a 0.6 g/t Au cut-off, there is no change to tonnes, a 4% reduction in grade and 4% reduction in ounces when comparing to the Mineral Resource model. At a 0.8 g/t Au cut-off, there is a 6% decrease in tonnes, a 3% reduction in grade and 8% reduction in ounces when comparing to the Mineral Resource model.

The resulting ore loss and dilution are considered to be reasonable when compared to reconciliation over the past two years of mining. However, it is possible for the trends of these parameters to change with mining depth and the width of structures above ore cut-off grades. Mineral Reserve modifying factors including ore loss and dilution are reviewed yearly.

All mine planning was carried out on the diluted Mineral Reserve block model.

15.4.4	Pit Slopes

Information derived from geotechnical and exploration drilling carried out at the various deposits, together with hydrogeological assessments (where available) and subsequent wall stability analyses and assessments, have been used to prepare “base case” wall design parameters at the feasibility level, which are considered suitable for use for mining purposes. Observations on wall stability performance and geotechnical data collected at the Main Vein Stage 1 and Colorado Stage 1 Pits were also used to prepare design parameters for these pits. The design recommendations are included in Table 15-2, and were provided for the operation by third-party consultants George, Orr and Associates.

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Table 15-2:	Slope Angles

Recommended “Base Case” Wall Design Parameters (All Walls) Pit/Deposit	Weathered Rocks	Fresh Rocks
Main Vein Final *	10 m 55º 5 m	10 m 80º 5.5 m *
Colorado #	10 m: 80º 9 m	10 m 80º 9 m
Montana *	10 m 55º 5 m	10 m 80º 5.5 m *
Pajo	10 m 80º 9 m	10 m 80º 9 m
Blue Quartz/Boston *	10 m 55º 5 m	10 m 80º 5.5 m *
Old Lady	10 m 55º 5 m	10 m 80º 8 m

Notes: vertical height in m; bench face angle in degrees; batter in m. In each cell, first number is the bench height, second number is the bench face angle, and third number is the batter. * = 15 m wide berms to be incorporated in the design so as to restrict the maximum inter-ramp slope heights in fresh rock to 50 m. # = 12 m wide berms at 50 m vertical intervals.

15.4.5	Permitting Considerations

Mineral Resources are converted to Mineral Reserves if there is a reasonable expectation that the appropriate permits will be acquired in the future, and that any necessary surface rights can be acquired. A summary of the assumptions as to the permitting used in the conversion process is provided in Table 15-3.

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Table 15-3:	Permitting Considerations

Deposit/Area/Zone	Comment
Main Vein group (Boston, HMBE, HMBW, Main Vein, Panique)	Permitted and owned
Colorado Pit	Permitted and owned
Satellite pit areas	Permitting activities are underway; however, under Memorandum #1, dated 8 July, 2016, the DENR issued a moratorium on the approval of all new mining projects including acceptance, processing, and/or approval of applications for mining permits. Memorandum #1 was issued in connection with the audit of existing mines in the Philippines conducted by the DENR in 2016 and it is anticipated that it will be rescinded once such audit is completed.
In addition, Executive Order #79 (EO#79) issued on 6 July, 2012, provides that no new MPSAs shall be entered into, until new legislation rationalizing revenue sharing is in effect. However, EO#79 provides that the DENR can continue to grant EPs and the Philippines Mines and Geosciences Bureau has indicated that it will continue to issue permits at existing mine operations notwithstanding EO#79, since these are not part of new MPSAs.
Once Memorandum #1 is rescinded, EO#79 should not prevent B2Gold from obtaining the permits necessary to conduct the planned satellite pit operations.
While some surface rights are held, additional surface rights remain to be acquired.
Note: HMBE = Holy Moses Basalt East; HMBW = Holy Moses Basalt West

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16.0	MINING METHODS

16.1	Overview

The mine is a conventional open pit operation using trucks and hydraulic excavators. The open pit mining sequence includes RC drilling for grade control, drill and blast operations, and loading and hauling.

Under the current mine plan, mining operations will end by 2023 while stockpile processing will last until 2031. The mine plan assumes that all necessary permits will be granted in support of the mining operations, and that the necessary surface rights can be obtained.

16.2	Geotechnical Considerations

Pit wall designs are developed based on a geotechnical consultant’s guidelines through data obtained by drilling and field inspection, employing mine design and analytical software.

Typical base case design considerations are included in Section 15.4.3. Design parameters may vary from typical values in sub-sections of pit walls in response to local variations in rock mass conditions.

The main risks to future pit wall stability include:

•	The anticipated influence of major geological structures such as clay-rich cataclasite zones and other faults;

•	The presence of unforeseen voids and potential for spillage from these;

•	The presence of high groundwater pressures within wall rocks;

•	Limited information from available geotechnical drilling to identify the presence and location of cataclasite fault zones within future wall areas.

Mitigation measures in place or planned to address these risks include:

•	Consideration of the location of cataclasite zones with respect to walls during the pit design process;

•	Conducting systematic probe drilling and laser surveys of voids;

•	Completing recommended hydrogeological investigations;

•	Conducting wall depressurisation drilling and associated piezometric monitoring;

•	Routine pit wall mapping;

•	Routine pit wall stability monitoring.

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16.2.1	Main Vein Pit

Fresh rock wall design parameters were amended in October 2016. The principal purposes of the design amendment were based on a non-geotechnical issue relating to scheduling difficulties (which could impact poorly on future production) associated with the mining of 15 m vertical height benches. Allowance was made to incorporate 15 m wide berms (as applicable) to restrict maximum inter-ramp slope heights to around 50 m. The wider berm is expected to increase catching capacity against possible future rock fall as well as to allow access to install instrumentation to measure water pressures within the walls.

The key design aspects which need to be managed in the final pit phase consist of clay-rich cataclasite fault zones, unforeseen voids not shown in existing mining plans, and time-related degradation and loosening of smectite-rich (swelling clay) jointed rocks within portions of the future pit walls. Future mining in the Main Vein Pit is expected to encounter waste rock (oxide) back-filled stopes (and possibly partially-filled and unfilled stopes) and associated development in the southern pit sector. Care will need to be taken in preparing the final pit design to ensure that portions of pit walls are not mined along strike above open development, or within or immediately above partially backfilled or unfilled voids.

16.2.2	Colorado Pit

Wall stability assessments have been carried out on the final pit walls. The stability assessments consider the influence of geological structures mapped by FRC in the walls of the Stage 1 Pit and the potential for a rotational rock mass failure to occur under both static and pseudo-static (earthquake loading) conditions. Results of the stability analyses imply that the planned 140 m deep Colorado Pit mined to the current “base case” wall design parameters would be expected to exhibit adequate stability against potential rock mass (circular-type) wall failure under the likely “worst case” scenario conditions influenced by groundwater and potential earthquake shaking.

Walls mined in the future southwest, west and northwest sectors would be expected to display the highest likelihood of wedge failures occurring on 10 m vertical height benches, with lower likelihoods of these failures accompanying mining in the future northeast and southeast wall sectors. The likelihood of wedge failures taking place at a double-bench scale (20 m vertical height mined at an inter-berm wall angle of around 43º) is expected to be minimal in all walls.

Extensive stoping associated with historical underground mining operations has taken place at the deposit, extending to the final depth of planned open pit mining. As in other parts of the operation, stopes have been partially to completely backfilled with oxide waste rock. The presence of unforeseen voids occurring within the pit walls is judged to be the principal geotechnically-related risk accompanying mining at the Colorado deposit. The risk may be managed effectively by carrying out probe drilling and cavity surveys and updating void models on an ongoing basis.

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16.2.3	Montana Pit

The current preliminary pit wall design parameters are considered satisfactory for mining purposes.

Poor-quality ground conditions associated with the HMBE fault will possibly occur within the lowermost portion of the pit and could impact on the stability of the lowermost mining benches. Experience gained in the Main Vein Stage 1 Pit when mining in cataclasite fault zones implies, however, that bench faces mined in these poor-quality ground conditions can remain stable for a period of several months. The impact of faulting on future wall stability within the lowermost portion of the planned Montana Pit is thus expected to be manageable, provided mining is not unduly delayed. Wider (15 m wide) berms may need to be incorporated into the design so as to restrict maximum inter-ramp slope heights to 50 m.

The highest likelihood of bench scale failures and “drop-outs” taking place in weathered and fresh rocks is projected to occur in the future walls mined in the west, north and northwest wall sectors. The highest likelihood of double bench scale failures and “drop-outs” taking place in weathered and fresh rocks is judged to occur in the future walls mined in the north, northeast and north-west wall sectors. The likelihood of these future failures is assessed to be low.

Pit wall depressurisation drilling is recommended to assist in maintaining wall stability adequate for mining purposes on a bench to double-bench scale. Spacings of the depressurisation boreholes along wall strike and between benches will need to be established once mining has been initiated and walls inspected.

16.2.4	Pajo Pit

The current preliminary pit wall design parameters are considered satisfactory for mining purposes.

The interpreted generally “poor” quality of the host rock suggests that future wall failures, should these take place as a result of walls being mined at too steep an angle for the prevailing ground conditions, would occur as rotational (circular) wall failures or collapses. The potential for a rotational wall failure was assessed using static and pseudo-static loading conditions. The results of the evaluation suggested that the final 70 m high wall mined to current wall design parameters should be stable against potential collapse against potential rotational (circular-type) shearing.

More complex wall failure mechanisms may be possible, involving combinations of failures along geological structures and through intact rock materials. The potential for these more complex wall failure mechanisms cannot currently be established the existing borehole information alone, but may be recognisable using results obtained from future pit wall mapping programs.

Wall instability issues are not expected within the shallower, approximately 22 m deep pit to be mined at Pajo West using the current wall design parameters.

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16.2.5	Blue Quartz and Boston

Due to the proximity of the planned pits, ground conditions at the two deposits are assumed to be generally similar. Differences include:

•

The Blue Quartz deposit has an atypical very shallow weathering profile for the Masbate deposits, which may reflect a more recent (geologically speaking) removal of weathered rock from the hillslope overlying the deposit by mass wasting or landsliding;

•

A northwest-trending valley in the central portion of the Boston deposit is interpreted to reflect on the presence of faulting. Northwest-trending cataclasite fault zones up to several tens of metres in thickness, were encountered during mining in the now completed Binstar Pit, located immediately to the north of the Boston deposit. Information obtained from planned additional geotechnical drilling should allow the presence of faulting (cataclasite zones), or otherwise, to be established and its likely influence on future wall stability to be assessed.

Considerations which will require management during mining, such as by using consistent good quality limit wall blasting and scaling practices, include:

•	The presence of a northeasterly-dipping fault could affect bench-scale stability in future pit walls mined in fresh rocks, to current wall design parameters in the southwest wall sectors;

•

Moderate northeasterly- and southwesterly-dipping structures could form the base of potential sliding failures, giving rise to part-bench and bench-scale failures and/or “drop-outs” within the future southwest and northeast walls respectively;

•	The greatest likelihood of bench-scale wedge failures and “drop outs” taking place in benches mined at 80º occurs in the future west wall and south wall sectors;

•	The greatest likelihood of double-bench wedge failures taking place in walls mined at inter-berm angles of around 54º occurs in the future southwest, west and northwest wall sectors;

Wider (15 m wide) berms may need to be incorporated into the design so as to restrict maximum inter-ramp slope heights to 50 m.

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16.2.6	Old Lady

Rock quality is generally good to very good; however, poor ground conditions are noted in cataclasite fault zones.

The greatest likelihood of failures and “drop-outs” taking place in benches mined at steep face angles is expected to accompany mining in the future northeast, east and southeast wall sectors. The potential for double-bench scale failures to occur in fresh rocks mined to the current wall design parameters is expected to be highest in the future southeast wall sector.

Wider (15 m wide) berms may need to be incorporated into the design so as to restrict maximum inter-ramp slope heights to 50 m. The wider berms have been recommended in light of the interpreted presence of poor quality cataclasite structures within the future pit walls.

16.3	Hydrogeological Considerations

16.3.1	Main Vein Pit

Groundwater seepage from geological structures located at depths greater than around 40 m in the walls of the Binstar and HMBE Pits was noted in 2012. Initial hydrogeological studies were conducted later that year by Groundwater Resource Management Pty Ltd (GRM). Results implied that wall rocks at Main Vein are of an assessed low permeability.

A summary of results obtained from hydraulic testing in boreholes at Main Vein was supplied in a more recent (2016) GRM report. These indicated a range in rock permeabilities from “very low” (K < 0.0001 m/day) to “relatively high” (K > 1 m/day) within a complex hydrogeological environment exhibiting both lateral and vertical variations in groundwater levels.

GRM recommended a conceptual pit wall depressurisation program with wall depressurisation being carried out using 30 m long subhorizontal depressurisation holes. These hole lengths would be expected to assist in depressurising the outermost portions of the future Main Vein final pit walls mined below the groundwater table, and assist in maintaining wall stability at a bench to triple-bench scale. The hole length is dictated by the drilling equipment available at site. A further recommendation was for the potential use of vibrating wire piezometers, to be installed in horizontal holes drilled from cuddies in the future ramp and wider berms, to monitor changes in wall water pressures anticipated to result from future wall depressurisation drilling.

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16.3.2	Colorado Pit

An assessment of hydrogeological conditions was provided by GRM in 2012. Information provided indicated that the groundwater surface would be expected to occur at a depth of between around 40 m and 50 m within the pit walls. Observations made in the current Stage 1 Pit indicate that no groundwater seepage has occurred to date from geological structures within the walls mined to a depth of about 65 m. This is inferred to reflect on drainage taking place into underlying stopes.

16.3.3	Montana Pit

A hydrogeological assessment of the Montana Pit was carried out by GRM in June 2015. A likely increase in permeability towards the Guinobatan River is anticipated, corresponding to a moderate hydraulic connection. The predicted rate of pit dewatering increases from near zero at the start of mining to about 8 L/s near the end of mining (assuming that average permeabilities exist). In-pit sumping is assessed to be the best method to achieve pit dewatering. Wall depressurisation drilling should be allowed for in future mining to aid in maintaining future pit wall stability adequate for mining purposes. Installation of vibrating wire piezometers in sub-horizontal holes drilled into the future pit walls is recommended to provide information on groundwater pressures and their distribution.

16.3.4	Pajo, Blue Quartz, Boston and Old Lady Pits

No hydrogeological information is currently available.

The mine plan should allow for wall depressurisation drilling (using 30 m long holes) to aid in maintaining wall stability at a bench and double-bench scale once mining proceeds beyond the groundwater table. The drill hole spacing will depend on results of pit wall inspections after mining has started. Vibrating wire piezometers should be installed in sub-horizontal holes (as required) to monitor the effectiveness of wall depressurisation drilling.

16.4	Open Pit Mining

The width and continuity of the mineralization above an economic cut-off grade is conducive to open pit mining.

The open pit mining sequence involves grade control drilling; drill and blast operations; and excavation and hauling of materials to the run-of-mine (ROM) pad of the process plant, or to temporary low-grade ore stockpiles or to the waste rock storage facility. Mining operations are conducted under an owner operator model and activities scheduled on a 24 hours, seven days per week basis.

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Drill and blast activities are conducted using a fleet of top-hammer percussion drill rigs. Blast hole drill patterns and subsequent powder factors vary according to material type and local ground conditions. Explosive supply, loading and firing services are provided by a contractor, Orica Philippines Inc. (Orica). Excavation and haulage activities are performed using 200 t backhoe configuration excavators and 100 t haul trucks. Drill and blast operations are conducted on 10 m bench heights with subsequent excavation and haulage taking place over flitches (sub-benches) to allow selective mining of ore and waste. Ore is fed to the process plant using a fleet of front-end wheeled loaders.

Underground workings associated with Atlas’s historical mining operations are present in some areas of open pit mining.

16.5	Stockpiles

At any given time, Masbate uses stockpiles of materials of various grade and oxidation types. Higher-grade ores are stockpiled on the ROM pad for mill feed, while lower-grade ores are stored in one of four longer-term low-grade stockpiles.

Stockpile balances are calculated daily from truck count delivery (i.e. material added to the stockpile) and loader bucket count feed (i.e. stockpile depletion). Adjustments are made at month-end to these daily balances, using the end-of-month truck factor, which is reconciled to surveyed volumes, and the mill crushed tonnes data.

Stockpiles are surveyed at month end. Stockpile balances are then compared to the surveyed tonnage, which uses an insitu density assumption and a 20% swell factor.

16.6	Production Schedule

16.6.1	Production Schedule

An average of 34 Mt/a of ore and waste will be mined from six different life-of-mine (LOM) pits. The projected mill throughput is an average of 6.5 Mt/a over the LOM.

16.6.2	Mining Sequence

The current LOM plan (LOMP) involves surface mining operations at the following locations:

•	North of the Guinobatan River:

−	Colorado Pit: currently being mined; projected to be depleted during 2018;
−	Montana Pit: mining to commence during 2018 and projected to be depleted in 2019;
−	Pajo Pit: mining to commence during 2019 and projected to be depleted during 2020;

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•	South of the Guinobatan River:

−	Main Vein Pit: currently being mined; projected to be depleted during 2023;
−	Blue Quartz Pit: mining to commence during 2020 and projected to be depleted in 2021;
−	Old Lady Pit (within EP-10): mining to commence during 2021 and projected to be depleted during 2022.

Strip ratios average, over the LOM, as follows (waste: high-grade and low-grade ore):

•	LOM average, total: 2.2;

•	Colorado: 1.9;

•	Main Vein Pit: 2.1;

•	Montana: 6.1;

•	Blue Quartz: 2.5;

•	Old Lady: 2.3;

•	Pajo: 0.9.

A pit and waste rock storage facility layout plan is provided as Figure 16-1.

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Figure 16-1:	Pit Layout Plan

PIT AND WASTE DUMP LAYOUT MAP
Pajo WRD
Pajo West
Pajo
Colorado WRD
Grandview Backfill
Montana
Colorado
Syndicate WRD
Main Vein LG Stockpile
HRB East
Main Vein
Binatar Backfill
HMRR WRD
Porphyry
Boston
Blue Quartz
Blue Quartz Waste Stockpile
Old Lady Starter WRD
Old Lady
Old Lady WRD
Main Dam
Saddle Dam 2
TSF
New Saddle Dam
Legend
Mine Pit
Waste Dump
Low Grade Stockpile
Fresh Water Reservoir
Saddle Dam
Tailing Storage Facility
New Syndicate Road
River, Streams
Contour
500
0
500 m
MGP

Note: Figure prepared by B2Gold, 2016.

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16.7	Grade Control

Grade control drilling is conducted by dedicated RC drill rigs operating on a pattern orientated perpendicular to the dominant strike and dip of mineralization. RC drill chips are collected over a 1 m down hole interval, split to 3 kg samples, and dispatched for analysis. Samples are analyzed at the SGS Masbate laboratory, with gold content measured by fire assay.

Geological logging of drill chips collected during grade control drilling is completed and combined with mapping of rock lithologies and geological structures exposed during mining.

The results of the grade control drilling, sampling and analysis are modeled using geostatistical techniques and, in conjunction with observations from geological logging and mapping, define areas of ore and waste.

Designated ore and waste blocks are marked out with flagging tape before excavation, which takes place under grade control supervision.

16.8	Mining Equipment

Mining and support equipment fleet has been consistent for the period 2013 to 2016 and is capable of annual total movement of 25 Mt/a.

The mining equipment that was on site as at 30 September 2016 is summarized in Table 16-1.

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Table 16-1:	Mine Equipment List

Equipment Type	No. of Units
Excavator Komatsu PC2000	2
Excavator Komatsu PC1250	1
Excavator CAT 336D	2
Excavator CAT 320D2-R	1
Excavator CAT 330D with Monty Drill	1
Rigid truck Cat 777	20
Drill rig Sandvik DP1500i	4
Front end loader CAT 988H	2
Front end loader Komatsu WA600-3R	3
Front end loader Komatsu WA 250-PT-5	1
Front end loader CAT 966H	1
Dozer CAT D9R	2
Dozer CAT D8R	2
Grader CAT 14M	1
Grader Komatsu GD825A-2	2
Water truck Komatsu HD325	2
Fuel truck Komatsu HD325	1
Fuel truck Man TGS-33-360-FT	1
Water pump (mining)	6
Crane 55t	1
Tire handler CAT IT38H	1
Welding machine	2
Fork lift	1
Iveco truck	1

To support the mine plan increase in total movement from 25 to 35 Mt/a, some additional equipment is projected to be purchased in the period 2017–2019, and will include an excavator, six haul trucks, and associated support equipment.

Replacement of a large proportion of the existing mining equipment currently near the end of its economic life is scheduled during the period 2017–2019. Replacement units have a projected economic life sufficient to support the remaining mine life to the completion of mining activities in 2023.

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17.0	RECOVERY METHODS

17.1	Process Flow Sheet

The process plant is a conventional carbon-in-leach (CIL) type facility consisting of primary crushing, two-stage SAG/ball mill grinding with pebble crushing, leaching, adsorption, elution, electrowinning, and smelting gold recovery stages; and a cyanide detoxification stage treating process plant tails before disposal in a tailings storage facility (TSF). Material is ground to 150 µm, and the leach residence time is 28 hours.

Figure 17-1 is a simplified process flowsheet.

The plant underwent an upgrade to 6.5 Mt/a in 2016. Currently, using the hardest ore types, the plant can treat 6.5 Mt/a consistently. If softer ores are milled, the plant can reach 6.8 Mt/a.

During the upgrade design, where practicable, equipment (e.g. the CIL circuit and pumps) was sized to support a potential expansion to 8 Mt/a capacity. As a result, some elements of the plant have a higher throughput capacity than the 6.5 Mt/a nameplate. Additional ball milling capacity and associated equipment, together with an increase in power supply would be required to expand to the 8 Mt/a rate. If the plant was to be expanded to an 8 Mt/a rate in the future, the design would allow for production of a 106 µm grind size that would further increase gold recovery by 2%.

17.2	Plant Design

The design assumptions are summarized in Table 17-1. The plant equipment list is provided in Table 17-2. Table 17-3 summarizes the number of key equipment required in support of the process flowsheet.

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Figure 17-1:	Process Flowsheet

PGPRC PROCESS FLOW DIAGRAM

ROM ORE
ROM Bin
Apron Feeder
Vibrating Grizzly
Jaw Crusher (C160)
PRIMARY CRUSHER
ROM Bin
Apron Feeder
Vibrating Grizzly
Jaw Crusher (C125)
SUPPLEMENTARY CRUSHER
CV12
Primary Screen
Secondary Crusher (GP200)
Tertiary Crusher (HP4-1 AND 2)
Product Screen
CV14
CV16
CV18
CV13
Coarse Ore Stockpile
CV01
Surge Bin
CV08
Pebble Crusher
Apron Feeder
Lime
CV06
CV07
Steel Balls
SAG Mill
Ø 9.754 X 4.267
Pebble Dewatering Screen
GRINDING AND CLASSIFICATION
Cyclone Overflow
Trash Screen
Cyclone Feed
Lead Nitrate
Leach Feed Tank
Hydrocyclones (20 X Gmax-15)
Cyclone Underflow
Cyclone Hopper
Regrind Ball Mills
Ø 5.262 x 7.769
Steel Balls
PRE-AERATION, LEACHING AND ADSORPTION
Oxygen
Cyanide Silver Nitrate
Loaded Carbon
Loaded Carbon Screen
Tails Slurry
Potassium Permanganate
Picric Acid
Carbon Safety Screen
Hydrogen Peroxide
Sulfuric Acid
Caro's Acid
Waste WTP
Waste Water
Effluent to Ocean
Tailings Storage Facility
ELUTION
Cyanide Caustic Soda
Pregnant Solution
AWC
EC
Regenerated Carbon
Barren Carbon
Carbon Regen Kiln
ELECTROWINNING AND SMELTING
Potassium Nitrate
BULLION
MGP
PHIL. GOLD PROCESSING & REFINING CORP.
B2GOLD

Note: Figure prepared by B2Gold, 2016.

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Table 17-1:	Plant Design Assumptions

Area	Item	Unit	Nominal	Maximum	Design
Crushing plant operation (existing)	Modelled throughput	Mt/a	6.5	6.8	6.8
	Operating days per year	Days			365
	Operating hours per day	Hours			24
	Availability	%			75
	Operating hours per year	hours			6,570
	Feed rate	Dry t/h	791	791	791
		Wet t/h	879	879	879
Crushing plant operation (supplementary)	Modelled throughput	Mt/a	1.3	1.7	2.8
	Operating days per year	Days			365
	Operating hours per day	Hours			24
	Availability	%			70
	Operating hours per year	hours			61,32
	Feed rate	Dry t/h	212	277	457
		Wet t/h	236	308	507
Total crushing circuit	Operating feed rate	Dry t/h	1,003	1,069	1,248
		Wet t/h	1,115	1,187	1,387
	Ore Blend	Oxide:transition:fresh			18:25:57

Table 17-2:	Plant Equipment List

Area	Item	Comment
Primary crushing plant	Rock breaker and grizzly
	ROM bin	220 t live capacity
ROM bin static grizzly
	ROM ore top size	P100 800 mm; P80 500 mm
ROM feeder
ROM grizzly screen
	Primary crusher	Jaw, Metso C160; 500 dry t/h maximum at selected closed space setting (CSS); 475 dry t/h nominal; 95% loading at nominal; crusher product size P80 150 mm
Supplementary crushing plant	Rock breaker and grizzly
	ROM bin	200 t live capacity
ROM bin static grizzly

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Area	Item	Comment
	ROM ore top size	P100 800 mm; P80 500 mm
	ROM feeder	Nominal 212 dry t/h
ROM grizzly screen
	Primary crusher	Jaw, Metso C125; 400 dry t/h maximum at selected CSS; 127 dry t/h nominal; 95% loading at nominal; crusher product P80 105 mm nominal; P80 110 mm design
Primary screen		1.82 m x 4.84 m; 8.8 m2 in area
Secondary crusher		275 dry t/h nominal maximum at selected CSS; 230 dry t/h design maximum at selected CSS
Product screens (1 & 2)		2.38 x 6.10 m; 14.5 m2 in area
Tertiary crusher		Cone; Metso HP4; 255 dry t/h nominal maximum at selected CSS; 275 dry t/h design maximum at selected CSS
Crusher product conveyor		1,003 dry t/h nominal; 1,248 dry t/h design
Mill feed bin		125 dry t capacity
Mill feed reclaim feeder		813 dry t/h per feeder nominal; 1,100 dry t/h per feeder design
Mill feed conveyor		Design duty: 1,100 dry t/h nominal; 1,375 dry t/h design
SAG mill		9.75 m diameter IS x 3.62 m EGL; 0.37 L:D ratio; 813 dry t/h nominal new ore; 1,000 dry t/h design new ore; specific energy 8.6 kWh/t nominal; 6.0 kWh/t design; LRS variable speed drive from 64% to 78% C.S.
SAG discharge screen		1,016 dry t/h nominal; 1,250 dry t/h design
Pebble crushing		Cone, model Trio TC 66; 203 dry t/h nominal, 220 dry t/h design; specific energy 0.2 kWh/t nominal; 0.2 kWh/t design
Secondary mill (2 ball mills)		5.30 m diameter IS; 7.55 m EGL nominal; 1.42 L:D ratio; 250–350% circulating load (range (CUF / COF) nominal; specific energy 7.4 kWh/t nominal; 12.3 kWh/t design; grind size P80 150 µm nominal;
Mill discharge pumpbox
Cyclone feed pump
Classification cyclones		19 duty, 3 standby; classification target P80 150 µm nominal;
Cyclone underflow recycle		20% design
Trash screen		3.6 x 7.30 m; 26.8 m2 area
Leach feed tank		5.4 minutes residence time
Leach feed pump
Leach feed sampler		Full stream primary cross cut followed by secondary vezin sampler
Pre-aeration	Pre-aeration tankage	15.76 m Ø x 18.30 m; 13 tanks
Leach residence time		28 h nominal; 1 leach tank, 12 CIL tanks
	Leach tankage	15.76 m Ø x 18.30 m
	CIL tankage	15.76 m Ø x 16.48 m
Pre-aeration aeration		Dissolved oxygen level target 15 ppm nominal
CIL aeration		Dissolved oxygen level target 9 ppm nominal
CIL carbon movement		16.1 t/d carbon advance rate nominal

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Area	Item	Comment
Carbon transfer
Intertank screens		2.4 m diameter, 3.3 m drum height; 1,658 m3/h flow rate nominal
Loaded carbon recovery screen		1.5 m x 3.6 m; 5.4 m area [2]
Carbon safety screen		3.6 m x 7.30 m; 26.8 m2 area
Barren carbon dewatering screen		0.915 m x 1.83 m; 1.7 m [2] area
Barren carbon sizing screen		0.915 m x 1.83 m; 1.7 m [2] area
CIL tails sampler		Full stream primary cross cut followed by secondary vezin sampler
CIL tails		1,387 m3/h nominal flow rate
CIL tails cyanide destruction		Caro’s acid
AARL circuit		16.1 t/d nominal carbon movement; HCl acid wash;
Eluate heater
Strip solution tank
Pregnant eluate tank
Electrowinning		Three cells; 18 cathodes per cell
Carbon regeneration	Kiln feed hopper	15 t live capacity nominal
	Kiln capacity	600–1,100 kg/h nominal
	Quench tank	12 t capacity nominal

Table 17-3:	Process Plant Equipment Numbers

Plant Description	No. of Units	Plant Description	No. of Units
C160 primary jaw crusher	1	Regeneration kiln	2
C125 primary crusher	1	Tailings pump	4
GP 200 secondary crusher	1	Event pond pump	2
HP4 tertiary crusher	2	Process water pump	2
Product screen	2	Raw water pump	2
8.5 MW SAG mill	1	Fire water pump	2
3.6 MW ball mill	2	30 MW power plant	1
Pebble crusher	1	Workshop	1
Vibrating screen	4	Onsite laboratory	1
Vibrating grizzly	2	Mill office	1
Cyclone feed pump	2	Compressor	3
Hydrocyclones	20	Plant air blower	5
Hydrocyclones (new)	22	Oxygen generator	1
Leach feed pump	2	Decant water treatment plant	1

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Plant Description	No. of Units	Plant Description	No. of Units
Oxygen injection pump	1	Raw water treatment plant	2
2900 M3 CIL tank	12	Reagent mixing area	1
Leach tank (3500 M3)	1	Forklift	1
Pre-aeration tank (3500 M3)	1	IT 14 integrated tool carrier	1
Interstage tank screen	12	JCB telehandler	1
Acid wash column	1	Work pick-ups	5
Elution column	1	Boom truck	1
Electrowinning cell	3	Concrete batching plant	1

17.3	Product/Materials Handling

Materials handling within the plant consists of 13 conveyor belts that are used to transport ore from the crushing plant to the grinding and classification area.

A 2.1 km long, 630 mm operative diameter high-density polyethylene (HDPE) tailings line runs from the process plant to the TSF.

17.4	Energy, Water, and Process Materials Requirements

17.4.1	Reagents

Major reagents used within the process plant, and the areas that use those reagents include:

•	Sodium cyanide (CIL and elution);

•	Quicklime (CIL);

•	Lead nitrate (CIL);

•	Activated carbon (CIL);

•	Hydrochloric acid (elution);

•	Sulphuric acid (cyanide detox);

•	Caustic soda (elution);

•	Hydrogen peroxide (cyanide detox).

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17.4.2	Power

The average power consumption ranges from approximately 12,000 mW to 14,000 mW per month. Power is generated from the mine site power house which operates on an n+1 configuration (four duty generators, one standby generator). An additional 5.5 MW generator will be installed and commissioned by the fourth quarter of 2017 to provide n+2 capability (four duty generators, one generator on standby, and the sixth generator undergoing maintenance).

17.4.3	Water

The primary source of process water (85%) is from the tailings dam. The remaining 15% of requirements is provided by water sourced from a weir constructed on the Guinobatan River.

Potable water for the process area is sourced from two ground water wells.

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18.0	PROJECT INFRASTRUCTURE

18.1	Introduction

Figure 18-1 is a location plan showing the locations of the key mine infrastructure.

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Figure 18-1:	Infrastructure Location Plan

540,000 mE
542,000 mE
544,000 mE
546,000 mE
1,384,000 mN
1,382,000 mN
1,380,000 mN
1,378,000 mN
1,376,000 mN
N
AROROY TOWN
MGP
Masbate Gold Project
PLANNED
MONTANA PIT
COLORADO
WASTE DUMP
COLORADO
PIT
OLD
TAILINGS
POND
PROCESS
PLANT
MV WASTE
DUMP
TAILINGS
STORAGE
FACILITY
PLANNED
OLD LADY PIT
0
1
2
kilometers
Legend:
Combined Tenements boundary
LOM_PIT BOUNDARY
ROAD NETWORK
RIVER

Note: Figure prepared by B2Gold, 2016.

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18.2	Road and Logistics

18.2.1	Roads

Roads currently connect the open pit mines, process plant area, and accommodations areas. These roads are regularly sheeted, graded, cleared of vegetation along the sides, and are provided with drainage channels.

Mining of the Montana area will affect a road known as the Syndicate road. An alternate route along the Bangon River currently provides access from the Barangay Syndicate to the Barangay Bangon.

18.2.2	Airstrip

The existing airstrip in Aroroy is registered with the Civil Aviation Authority of the Philippines (CAAP), and is operated and maintained according to CAAP standards. The airstrip is suitable for daylight operations and is used to transport critical personnel and spare parts.

18.2.3	Port

The causeway at Port Barrera is capable of docking and unloading 2,000 dead-weight tonnage (DWT) flat-bottom barges at high tide. The barges transport heavy equipment, lime, bulk materials, spare parts, and other oversized items.

18.3	Stockpiles

Over the LOM, about 36 Mt with an average grade of approximately 0.57 g/t Au of low-grade material is expected to be stockpiled. These stockpiles will be treated through the mill at the end of the active mining operation. There are currently four low-grade stockpiles in use:

•	Low-grade ore from pits located north of Guinobatan River are stockpiled in the Goldbug low-grade stockpile;

•	Low-grade ore from pits south of the Guinobatan River, are, or will be, stockpiled in the Main Vein, Panique or HMBE low-grade stockpiles.

Once the Main Vein Stage 3 Pit is depleted, the pit footprint will become the preferred low-grade ore storage area due to its proximity to the mill.

18.4	Waste Rock Storage Facilities

Estimated LOM waste rock storage requirements are for about 140 Mt of waste rock.

Where practicable, mined-out pits are used for waste rock storage. Waste rock storage facilities (WRSFs) are constructed as needed. WRSF design typically consists of 8 m wide berms, 10 m high batters with a batter face angle of 35° (angle of rill), for an overall dump angle of 23°. In some cases, a steeper overall angle of 28° is utilized by construction of 8 m wide berms, 20 m high batters with a batter face angle of 35°. In all cases, dump design criteria and overall dump angles are assessed for stability under both static and seismic conditions. Where appropriate, final dump design criteria are used during construction to allow progressive rehabilitation of dump surfaces.

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A total of six pits and nine WRSFs are considered to be completed. Currently two pits are used for storage, and there are three active WRSFs. There is sufficient storage capacity in these areas for LOMP requirements.

Both potentially acid-generating (PAG) and non acid-generating (NAG) rock has been identified at the Masbate Mine. Detailed studies have shown, for the rock mass present, net acid generation potential of samples can be approximated by measurement of total sulphur (STOT) content and additional measurement of total Carbon (CTOT) content further improves the accuracy of classification. PAG/NAG waste rock identification and segregation is actively conducted during mining operations with classification based on STOT and CTOT analyses determined from grade control drill samples. WRSF design and construction follow guidelines and principles developed in conjunction with acid rock drainage management consultants, Environmental Geochemistry International, and incorporates placement of PAG and NAG material within specific locations within waste rocks such that all PAG material is encapsulated from the atmosphere by NAG material, and potential acid generation is eliminated. Regular water quality monitoring throughout and surrounding the Masbate Mine includes analysis of acid generation parameters (pH, dissolved metal content).

The spacing of STOTand CTOT information throughput the entire Mineral Reserve is currently insufficient to comprehensively model PAG/NAG distribution. STOT and CTOT information is being progressively updated via campaign assay of existing sample material and repeat drill campaigns where samples from previous drilling is not complete. It is estimated the volume of NAG material within the remaining Mineral Reserve is larger than the volume of PAG material, and there is sufficient NAG material available to encapsulate identified PAG material. Acid rock drainage management from the WRSFs and completed pits is incorporated within mine closure planning.

18.5	Tailings Storage Facilities

The TSF was formed by cross-valley type earth fill embankments. The Stage 1 embankments, completed in 2009, comprised the Main Embankment North, Saddle Dam 1 and Division Dam. All Stage 1 embankments have subsequently been raised by the downstream construction method to the current crest level at 51 mRL (Stage 9). Additional saddle dams (Saddle Dam 2, Saddle Dam 4, Saddle Dam 5 and Saddle Dam 6 and 8) have been progressively constructed and raised in various stages to maintain the integrity of the TSF as the crest level increases.

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The Stage 10 lift from 51 mRL to 54 mRL is scheduled to commence construction during 2018. Construction to a final height of 71 mRL will be achieved by a continuation of progressive uplifts (Stage 11 to Stage 16) and will require the addition of several additional saddle dams and incorporation of the existing division dam into the main body of the TSF. Uplift of the Main Embankment will require re-alignment of a section of the Panique–Lanang road. A similar project was completed in 2011 when a section of the same road was re-aligned in accordance with a Memorandum of Agreement (MOA) entered into by and between the Department of Public Works & Highways (DPWH) and Filminera.

Filminera uses an earthmoving contractor for construction activities, and schedules successive TSF uplifts in accordance with considerations such as process throughput rates, freeboard requirements and other regulatory conditions. GHD, a third-party consultant, provides TSF design and closely monitor conformance to design during construction. Designs are reviewed following construction of each 3 m lift.

AMF, a third-party geotechnical expert commissioned by MGB 5, also reviews TSF designs and monitor construction.

During 2015, a water treatment plant was commissioned. This allowed excess water that had been stored in the TSF to be treated and discharged and resulted in lower water levels in the TSF.

18.6	Water Management

Water storage and water management is currently performed through construction and progressive improvement of sediment ponds, silt traps, silt fence, drainage systems, rehabilitation works and appropriate bund walls along haul/access roads, and operations of a number of water storage weirs. The Guinobatan weir is the major water source for operations and potable supply.

A number of these infrastructures will be affected by the planned mine expansion, and mining operations in the Montana Pit. A new reservoir, the Pilihon fresh water reservoir, will be constructed along the Bangon River in the Barangay Pinanaan, to the west of the Colorado Pit. Construction activities are expected to start in 2017.

18.7	Water Supply

Water for the Project is supplied by the following:

•	Tailings supernatant: reclaimed from the TSF at a rate of 1.4 m3/t and used in the process plant.

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•	Water reservoir constructed on the Guinobatan River: provides firewater, elution water, and process make-up and wash-down water;

•	Deep well bores adjacent to the Guinobatan River provide potable water.

The mining of the Montana Pit may affect the well bores. This will be addressed by the construction of the Pilihon fresh water reservoir.

18.8	Camps and Accommodation

Supervisory and management level employees are accommodated within a company owned-and-operated camp facility. Non-supervisory level are locally employed and live within local communities.

18.9	Power and Electrical

A 30 MW heavy fuel oil fueled power plant provides power to the operations. The plant consists of three 6.4 MW and two 5.5 MW units, with one additional 5.5 MW unit to be installed by about the end of the fourth quarter, 2017. This will allow for two units to be on standby or undergoing maintenance, while four are producing power.

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19.0	MARKET STUDIES AND CONTRACTS

19.1	Market Studies

No market studies are currently relevant as Masbate is an operating mine producing a readily-saleable commodity in the form of doré.

Doré produced by PGPRC typically contains 60% Au and 40% Ag. The doré is exported to Switzerland.

19.2	Commodity Price Projections

Commodity prices used in Mineral Resource and Mineral Reserve estimates are set by B2Gold corporately. The current gold price provided for Mineral Reserve estimation is $1,250/oz, and $1,400/oz for Mineral Resource estimation.

19.3	Contracts

There are no significant contracts in place for the mining operations other than with Orica for blasting operations and support.

19.4	Comments on Market Studies and Contracts

The doré produced by the mine is readily marketable. Metal prices are set corporately for Mineral Resource and Mineral Reserve estimation, and the gold price used for Mineral Reserves in this Report was $1,250/oz.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Environmental Considerations

Filminera's environmental protection and management programs have been carried out since the commencement of operations. This was guided by the conditions stipulated in the issued Environmental Compliance Certificate (ECC) and outlined/described in the approved Environmental Protection and Enhancement Program (EPEP), including the Environmental Impact Assessment documents of the Project to meet all the necessary regulatory and company standards.

Environmental risk assessments (ERA), together with a formal environmental audit and review of ECC conditions are also performed periodically through initiatives by Filminera. Independent consultants such as GAIA South, BMP Environmental Care of the Philippines, and Integrated Environmental Systems Pty. Ltd. of Australia have also been used to externally validate environmental compliance and program implementation.

Filminera obtained ISO14001 certification in 2016, and has implemented various environmental monitoring programs, construction/installation of environmental control measures and other initiatives, such as:

•	Regular air quality, surface water, groundwater, noise level and climatological monitoring;

•	Semi-annual marine and limnological monitoring;

•	Baseline water quality characterization for water bodies within the existing areas of exploration and drilling activities;

•

Management of surface water run-off through construction and progressive improvement of sediment ponds, silt traps, silt fence, drainage systems, rehabilitation works and appropriate bund walls along haul/access roads;

•	Power plant stack emission tests and ambient air quality monitoring/assessments;

•	Monitoring and inventory of chemicals and dangerous goods;

•	Monitoring of the cyanide detoxification system. The cyanide content of the slurry (spigot) coming out of the tails pipeline and contained within the TSF is also monitored;

•	Build-up of the TSF main dam, spillway, coffer dams and saddle dams is undertaken as necessary;

•	The TSF free-board is regularly monitored;

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•	Progressive rehabilitation and re-vegetation of existing waste dumps is conducted for slope stabilization;

•	Mangrove reforestation/rehabilitation through the joint effort of Filminera and several coastal Barangay/community associations has been ongoing since 2013 and will continue;

•	Continuing support of the Government’s National Greening Program (NGP) and implementation of other Filminera-related reforestation programs and initiatives will be undertaken.

Following the 2016 Philippine presidential election, the Philippine government has increased its environmental enforcement efforts with respect to mining operations and suspended certain companies’ mining operations. It has also initiated an audit of mining companies in the Philippines to assess their compliance with technical, environmental and social requirements under applicable law. The Masbate Gold Operation was subject to an audit by the Philippine DENR, and DENR spokespersons advised B2Gold that the Masbate Mine would receive a show-cause letter related to its operations. The DENR subsequently issued the Masbate Mine audit report which contains detailed findings from the audit and directed B2Gold to provide explanations and comments in response to the audit findings; however, no show-cause order was issued in respect of any findings.

B2Gold provided a detailed response to the findings and recommendations in the audit, which the company believes addressed the issues raised. To date, B2Gold has not received any updated formal written response from the DENR confirming the results of the audit in respect of the Masbate Mine, and as such, the final outcome of the audit has not been determined.

While B2Gold believes it has comprehensively responded to the issues raised in the audit, the final outcome of the audit and the form and extent of enforcement action or penalties that may be imposed is not known at this time.

20.2	Closure Plan

Closure planning is described in the Final Mine Rehabilitation and Decommissioning Plans (FMRDP) for both FRC and PGPRC. B2Gold through Filminera has implemented a progressive rehabilitation schedule whereby the majority of rehabilitation costs are included during operational phases as much as practicable.

The FMRPD for both FRC and PGPRC will be re-updated during 2017. The current LOM schedule indicates a completion of mining in 2023 with processing of low-grade materials continuing into 2031. All aspects of the operation including significant structures and facilities are included and are prioritised on a risk basis. Risk areas that will require detailed assessment as part of the 2017 update include surface water management, assessment of potential acid rock drainage (ARD) and post closure land uses.

Closure costs, including a 10-year post closure monitoring program, are estimated at approximately $21.9 million. B2Gold revises these costs annually as part of the company’s Asset Retirement Obligation.

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20.3	Permitting

B2Gold/Filminera maintains a comprehensive listing of permitting requirements and key operational documents. The key permits are the MPSAs (see Section 4). Additional significant permits and documents for the operation include the following:

•	Environmental Compliance Certificate (ECC);

•	Environmental Protection and Enhancement Program (EPEP) and the Annual Environmental Protection and Enhancement Program (AEPEP), being an annual update of the original document;

•	FMRDP;

•	Waste Water Discharge Permits (WDP) for key installations including the TSF, water treatment plant (WTP), sewerage treatment plants (SWP) and batching plant;

•	Permits to Operate (PTO) for power generation;

•	Importation Clearances (IC);

•	Chemical Control Orders (CCO);

•	Hazardous Waste Generator Registry Certificates.

Renewal of these documents is an ongoing process for B2Gold depending on the circumstances of the operation and individual permit requirements. There are no currently known significant issues with the above-mentioned permits or documents.

Filminera/B2Gold also holds a mineral processing permit (MPP) and an exploration permit (EP). Two additional permits, a Special Forest Land Use Permit (FLAg) and Special Land Use Permit (SLuP) were granted for infrastructure construction and operation outside the MPSA areas, including TSF, WRSFs, and airstrip.

Additional permits will be required in support of mining operations at the planned satellite open pits.

20.4	Considerations of Social and Community Impacts

The Community Relations Group is responsible for the establishment and strengthening of relationships with the various stakeholders to obtain and maintain social acceptability of the operations in the area. Stakeholders include the residents of the host and neighboring communities, local government units (provincial, municipal and barangays), national and regional government agencies, media group, various churches, non-government organisations (NGOs) and educational institutions, and the Philippine National Police and Military.

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Implementation, monitoring and evaluation of the Project’s Social Development & Management Program (SDMP), particularly the development of mining communities, is spearheaded by the SDMP Department. The program aims to enhance the general welfare and full participation of the host and neighboring barangays by implementing various community development projects such as access to health care, education, enterprise development, infrastructure support, human resource and institutional building and preservation of socio-cultural heritage.

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21.0	CAPITAL AND OPERATING COSTS

21.1	Capital Cost Estimates

All capital costs are considered sustaining capital.

21.1.1	Basis of Estimate

The capital cost estimates are based on a combination of the 2016 mine plan and existing Mineral Reserves, and operating experience at Masbate.

Capital cost estimates have been prepared for expenditures required to maintain production which include expansion and replacement of mobile equipment, land acquisition, TSF raises and mill sustaining capital.

Major mobile equipment costs are based on quotes from suppliers with replacement scheduled when operating hours reach threshold limits.

21.1.2	Capital Cost Summary

Capital costs for the LOM are provided in Table 21-1 and Table 21-2.

Table 21-1:	Capital Cost Summary (US$ million)

	Unit	2017	2018	2019	2020	2021	2022	2023	2024–2031
Mining	US$ million	34.3	16.1	14.4	10.5	10.8	8.8	1.4	7.4
Processing	US$ million	12.4	5.9	5.9	5.9	5.9	5.9	5.9	28.5
Site General	US$ million	3.7	—	—	—	—	—	3.0	16.0
Total	US$ million	50.3	22.0	20.3	16.4	16.7	14.7	10.3	51.9
Note: totals may not sum due to rounding.

Table 21-2:	Capital Cost Summary (US$ million) by Area

	Unit	Capital Cost Estimate
Mining	US$ million	103.7
Processing	US$ million	76.3
Site General	US$ million	22.7
Total	US$ million	202.7
Note: totals may not sum due to rounding.

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21.2	Operating Cost Estimates

21.2.1	Basis of Estimate

Operating costs were developed based on a combination of fixed and variable cost standards applied to mine, mill, and general and administrative aspects to forecast total mine site operating costs. These costs were used to establish ore cut-offs. Estimates were based on historical consumption rates, historical productivity and forecast budgets.

21.2.2	Mine Operating Costs

Mine operating costs incorporate considerations such as drill-and-blast for oxide and non-oxide materials, pre-split, loading, hauling, waste materials, void management, grade control, labour, ownership, drainage, haul road maintenance, dewatering, site roads and accesses and diesel costs. Costs are variable by open pit and material processed.

LOM average costs are $1.50/t mined (Table 21-3).

Table 21-3:	LOM Average Mine Operating Costs

Area	Unit	Value
Loading and hauling	$/t mined	0.48
Drill and blast	$/t mined	0.42
Grade control	$/t mined	0.20
Drainage, haul road maintenance	$/t mined	0.04
Other	$/t mined	0.36
Total	$/t mined	1.50

21.2.3	Process Operating Costs

Processing cost totals incorporate considerations such as treatment of oxide, transition and fresh materials, general and administrative costs, mill sustaining capital, TSF lift, and allocation for ore–waste haulage differentials. Costs are variable by open pit and material processed. A variable ore differential cost by pit (average cost is US$0.17) was calculated, based on actual costs. This is actually a mining cost but was used in the process cost section of the pit optimizations. This is the cost incurred to haul the material to the ROM pad versus hauling material to the appropriate the WRSF.

Table 21-4 to Table 21-7 provide the average LOM processing costs for the oxide, transition and fresh material.

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Table 21-4:	LOM Average Oxide Processing Costs, High-Grade Material (US$)

Area	Unit	Value
Power	$/t processed	2.93
Ore processing	$/t processed	5.45
Mill sustaining capital	$/t processed	0.38
Tailings dam	$/t processed	0.60
Total process costs	$/t processed	9.36
Full general and administrative	$/t processed	3.84
Differential haulage cost	$/t processed	0.17

Table 21-5:	LOM Average Transition and Fresh Processing Costs, High-Grade Material (US$)

Area	Unit	Value
Power	$/t processed	2.99
Ore processing	$/t processed	5.55
Mill sustaining capital	$/t processed	0.38
Tailings dam	$/t processed	0.60
Total process costs	$/t processed	9.52
Full general and administrative	$/t processed	3.84
Differential haulage cost	$/t processed	0.17

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Table 21-6:	LOM Average Oxide Processing Costs, Low-Grade Material (US$)

Area	Unit	Value
Power	$/t processed	2.93
Ore processing	$/t processed	5.45
Mill sustaining capital	$/t processed	0.38
Tailings dam	$/t processed	0.60
Other	$/t processed	0.67
Total process costs	$/t processed	10.03
Stockpile general and administrative	$/t processed	2.30
Differential haulage cost	$/t processed	0.17

Table 21-7:	LOM Average Transition and Fresh Processing Costs, Low-Grade Material (US$)

Area	Unit	Value
Power	$/t processed	2.99
Ore processing	$/t processed	5.55
Mill sustaining capital	$/t processed	0.38
Tailings dam	$/t processed	0.60
Other	$/t processed	0.67
Total process costs	$/t processed	10.18
Stockpile general and administrative	$/t processed	2.30
Differential haulage cost	$/t processed	0.17

21.2.4	General and Administrative Operating Costs

The G&A operating costs at Masbate include the following cost areas:

•	Community relations;

•	Compliance (permits, permissions, etc.);

•	Environmental;

•	Finance;

•	Human Resources and administration;

•	Occupational health and safety;

•	Security;

•	Site administration;

•	Site management.

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For the 2017 operating budget, these costs total $27 million. Over the last four years the site has decreased these annual costs from $32.5 million, by reducing site administration, site management, and insurance costs. At the end of the mine life, when only stockpiled ore is being processed, it is estimated the G&A costs will be reduced from $3.84/t processed to $2.30/t processed. This is mainly due to reduced security, logistics, and administrative costs.

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22.0	ECONOMIC ANALYSIS

22.1	Economic Analysis

B2Gold is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material production expansion is planned.

Mineral Reserve declaration is supported by a positive cashflow.

22.2	Comments on Section 22

An economic analysis was performed in support of estimation of the Mineral Reserves; this indicated a positive cashflow using the assumptions detailed in this Report.

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23.0	ADJACENT PROPERTIES

This section is not relevant to this Report.

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24.0	OTHER RELEVANT DATA AND INFORMATION

This section is not relevant to this Report.

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25.0	INTERPRETATION AND CONCLUSIONS

25.1	Introduction

The QPs note the following interpretations and conclusions in their respective areas of expertise, based on the review of data available for this Report.

25.2	Mineral Tenure, Surface Rights, Royalties and Agreements

B2Gold indirectly owns 100% of PGPRC and indirectly owns 40% of Filminera with the remaining 60% being owned by Zoom. B2Gold also indirectly holds 40% of VMC.

Information from B2Gold’s land experts supports that the mining tenure held is valid and is sufficient to support the declaration of Mineral Resources and Mineral Reserves.

B2Gold through Filminera holds the surface rights to all current open pits, WRFs and stockpiles, the Masbate process plant, TSF and associated infrastructure facilities, such as the causeway, port, airstrip, and housing areas. Additional surface rights will be required in support of mining operations at the planned satellite pits.

A 2% excise tax on gross gold and silver sales is payable annually to the Philippine government under the MPSA regulatory framework, and a 1.5% tax on operating cost as a required expenditure for social development of host communities. If a mining operation is developed at Pajo, VMC would receive a royalty share equivalent to 2% of the gross receipts (less certain expenses) of the mineral products realized from MPSA 219-2005-V.

25.3	Geology and Mineralization

Masbate is considered to be an example of a low sulphidation epithermal deposit, and exploration models using this deposit type are considered appropriate for the Project area.

The knowledge of the deposit settings, lithologies, mineralization style and setting, ore controls, and structural and alteration controls on mineralization is sufficient to support Mineral Resource and Mineral Reserve estimation.

25.4	Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation

Exploration conducted to date has been appropriate to the epithermal gold deposit model. Work completed has included geological mapping, mapping of artisanal workings, geochemical sampling (stream sediment, rock chip, grab, channel and trench, and soil auger), helicopter geophysical surveys (magnetics and radiometrics), an orientation IP survey, core and RC drilling, metallurgical testwork, environmental studies, and mining and technical studies.

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Drilling has been completed in support of exploration evaluations, Mineral Resource and Mineral Reserve estimates, mine planning, geotechnical and hydrogeological evaluations, and infrastructure site sterilization and condemnation drilling.

The Project exploration drill hole database as of 31 December, 2016 contains a total of 3,570 drill holes (425,464 m) of which there are 1,574 core holes (225,894 m), 1,996 RC holes (196,654 m) and 435 trenches (15,786 m). The Mineral Resource estimate uses 3,190 drill holes (385,579 m), which includes 1,302 core holes (196,925 m), 1,888 RC holes (188,654 m), and 408 trenches (15,260 m). A total of 380 (37,306m) exploration drill holes and trenches are excluded from the estimation and interpretation process.

Due to the subvertical dip of most mineralized zones, the majority of the drill holes intersected them at low angles. As a result, the mineralized thickness observed in drill holes does not correspond to the true thickness, which should be determined on a case-by-case basis. The true thickness is significantly smaller than the intersected thickness in most cases.

Sample preparation has used crush and pulverization criteria that were in line with industry norms at the time. Gold assay methods have included AAS and fire assays.

Modern QA/QC programs have been in place since at least 2000, and include submission of blank, standard and duplicate samples. Overall, the sampling, sample preparation, assay and density data for the drill programs used are suitable to support Mineral Resource and Mineral Reserve estimation.

The checks performed by B2Gold staff, including the continuous QA/QC checks conducted by the database administrator and Project geologists, and verification conducted as part of compilation of NI 43-101 technical reports, are in line with industry standards for data verification and have identified no material issues with the data or the Project database. Independent audits of Project data were conducted by third-parties until 2003; no material issues with the data or the Project database were identified in these checks. Therefore, the QP concludes that the Project data and database are acceptable for use in Mineral Resource and Mineral Reserve estimation, and can be used to support mine planning.

25.5	Metallurgical Testwork

The feasibility studies completed sufficient variability testwork to adequately characterise the material that was in the original mine plan. Additional testwork was conducted in 2013–2015 to sufficiently characterise material to be processed through the plant for the LOM. The metallurgical testwork completed to-date is based on samples which adequately represent the variability of the proposed mine plan.

Average life-of-mine gold recoveries across all deposits and zones are predicted to be 80% in oxide material, 76% in transition material, and 69% in fresh rock. The overall LOM recovery estimate is 72%.

There are no known deleterious elements that incur penalties in the doré or cause issues with ore processing.

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25.6	Mineral Resource Estimates

The Mineral Resource estimate is based on selected data from RC and core exploration surface and underground drill holes, exploration trenches, and RC grade control drill holes.

Block models constructed include mineralization domains, voids and backfilled historic mining shapes, oxidation surfaces, metallurgical recovery domains, and topographic surfaces.

Interpolation is completed using OK or IK; NN and ID2 models are used for verification purposes.

Mineral Resources are confined within pit shells that are based on the same operating costs and physical parameters as those used to constrain the Mineral Reserve estimates. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. The Mineral Resource estimate includes material that will be mined by open pit methods, and stockpiled material from previous mining activities.

Factors which may affect the Mineral Resource estimate include: metal price and exchange rate assumptions; changes to the assumptions used to generate the gold cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; density and domain assignments; geometallurgical and oxidation assumptions; changes to geotechnical, mining and metallurgical recovery assumptions; accuracies of the historical drilling and mining records; changes to input and design parameter assumptions that pertain to the conceptual Whittle pit design constraining the estimate; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social licence to operate.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources that are not discussed in this Report.

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25.7	Mineral Reserve Estimates

Mining assumes conventional open pit operations using truck-and-shovel technology. Mineralization that was classified as Inferred within the design pit was set to waste.

Mineral Reserves are reported using a series of cut-off grades that are based on variable processing costs and recoveries. Mineral Reserves as of 31 December, 2016 consist of ore material having variable oxide states and variable metallurgic recoveries.

Factors that may affect the Mineral Reserve estimates include: changes to the metal price assumptions; changes in the metallurgical recovery factors; changes to the operating cut-off assumptions for mill feed or stockpile feed; changes to the input assumptions used to derive the open pit outline and the mine plan that is based on that open pit design; accuracy of historical drilling and mining records; ability to obtain mining permits and/or surface rights for the satellite pit areas; ability to maintain social and environmental licence to operate; and changes to the assumed permitting and regulatory environment under which the mine plan was developed.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Reserves that are not discussed in this Report.

25.8	Mine Plan

The mine is a conventional open pit operation. The open pit mining sequence involves grade control drilling; drill and blast operations; excavation and hauling of materials to the ROM pad of the process plant, temporary low-grade ore stockpiles or waste rock storage facility. Mining operations are conducted under an Owner-operator model, and activities are scheduled on a 24 hour, seven day per week basis.

The mining and support equipment fleet has been consistent for the period 2013 to 2016, and is capable of annual total movement of 25 Mt/a. The planned increase in the total movement rate to 35 Mt/a will require the addition in 2017 of an excavator, six haul trucks and associated support equipment. Replacement of a large proportion of the existing mining equipment that is currently near the end of its economic life is scheduled during the period 2017–2019. Replacement units have a projected economic life sufficient to achieve the completion of mining activities in 2023.

Mining operations will end by 2023 while stockpile processing will last until 2031 under the current LOMP scenario. The mine plan assumes that all necessary permits will be granted in support of the mining operations, and that the required surface rights can be obtained.

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25.9	Recovery Plan

The process plant is a conventional CIL-type facility consisting of primary crushing, two-stage grinding, leaching, adsorption, elution, electrowinning, and smelting gold recovery stages; and a cyanide detoxification stage treating process plant tails before disposal in a TSF. Material is ground to 150 µm, and the leach residence time is 28 hours.

The plant underwent an upgrade to 6.5 Mt/a in 2016. Currently, using the hardest ore types, the plant can treat 6.5 Mt/a consistently for the life-of-mine. If softer ores are milled, the plant can reach 6.8 Mt/a.

25.10	Infrastructure

All required infrastructure to support the mining operations is in place.

25.11	Environmental, Permitting and Social Considerations

Filminera's environmental protection and management programs have been carried out since the commencement of operations. ERAs and formal environmental audits and review of ECC conditions are periodically conducted. Independent consultants have been used to externally validate environmental compliance and program implementation. Filminera obtained ISO14001 certification in 2016.

B2Gold maintains a comprehensive listing of permitting requirements and key operational documents. Renewal of these documents is an ongoing process for B2Gold/Filminera depending on the circumstances of the operation and individual permit requirements. Additional permits will be required in support of mining operations at the planned satellite open pits.

Filminera maintains an active stakeholder engagement and monitoring program. The Community Relations Group is responsible for the establishment and strengthening of relationships with the various stakeholders to obtain and maintain social acceptability of the operations in the area.

Closure planning is described in the FMRDP for both FRC and PGPRC. B2Gold has implemented a progressive rehabilitation schedule whereby the majority of rehabilitation costs are included during operational phases as much as practicable. The FMRPD for both FRC and PGPRC will be re-updated during 2017. Closure costs, including a 10-year post-closure monitoring program, are estimated at approximately $21.9 million. These costs are revised annually as part of B2Gold’s Asset Retirement Obligation.

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25.12	Markets and Contracts

Doré from the mine is readily marketable, and contracts are in place for doré sales.

Commodity prices used in Mineral Resource and Mineral Reserve estimates are set by B2Gold corporately. Mineral Resources are estimated using a gold price of $1,400/oz, and Mineral Reserves use $1,250/oz.

25.13	Capital Cost Estimates

Capital cost estimates are based on a combination of the 2016 mine plan and existing Mineral Reserves, and operating experience at Masbate. Capital cost estimates have been prepared for expenditures required to maintain production which include expansion and replacement of mobile equipment, land acquisition, TSF raises and mill sustaining capital. Major mobile equipment costs are based on quotes from suppliers with replacement scheduled when operating hours reach threshold limits.

Capital cost estimates are acceptable to support declaration of Mineral Reserves.

25.14	Operating Cost Estimates

Operating costs were developed based on a combination of fixed and variable cost standards applied to mine, mill, and general and administrative aspects to forecast total mine site operating costs. These costs were used to establish ore cut-offs. Estimates were based on historical consumption rates, historical productivity and forecast budgets.

Operating cost estimates are acceptable to support declaration of Mineral Reserves.

25.15	Economic Analysis Supporting Mineral Reserve Declaration

B2Gold is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material expansion of current production is planned.

An economic analysis to support presentation of Mineral Reserves was conducted. Under the assumptions presented in this Report, the operations show a positive cashflow, and can support Mineral Reserve estimation.

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26.0	RECOMMENDATIONS

Masbate is an operating gold mine with a long mining history, and all major equipment and infrastructure in place. The QPs have no meaningful recommendations to make.

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27.0	REFERENCES

Baker and Mackenzie, 2015: Primer on the Philippine Minerals Industry: report prepared by Quisumbing Torres, 2015, 42 p. http://www.bakermckenzie.com/-/media/files/insight/publications/2015/02/primer-on-the-philippine-minerals-industry/files/read-publication/fileattachment/bk_manila_primermineralsindustry_2015.pdf;

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003: Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf;

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, May 2014;

Canadian Securities Administrators (CSA), 2016: National Instrument 43-101, Standards of Disclosure for Mineral Projects: Canadian Securities Administrators;

CGA Mining Limited, 2012: Annual Information Form for the 12 months ended June 30, 2012: report posted to SEDAR, accessed 28 September, 2016, 57 p.;

CSA Consultants Pty Ltd, 2002: Epithermal Gold-Silver Deposit Model:http://www.csaaus.com.au/documents/public/publications/epimodelposte r.pdf;

Lewis, S., and Vigar, A., 2006: Masbate Gold Project, Masbate Island, Philippines, Form NI43-101F1 Technical Report: report prepared by IMC Consultants Pty Ltd for Thistle Mining Inc., effective date 30 April, 2006;

Panteleyev, A., 1996: Epithermal Au-Ag: Low Sulphidation: in Selected British Columbia Mineral Deposit Profiles, Volume 2 - Metallic Deposits, Lefebure, D.V. and Hõy, T., Editors, British Columbia Ministry of Employment and Investment, Open File 1996-13, pp 41–44;

Powell, G.R., 2001: Technical Review Report, Masbate Gold Project, Aroroy, Masbate, Philippines: report prepared for Thistle Mining Inc., effective date 1 May, 2001;

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Tuffin, D., and Keers, A., 2008: NI43-101 Technical Report, October 2008, Masbate Gold Project, Masbate Island, Philippines: report prepared by Lower Quartile Solutions Pty Ltd for CGA Mining Limited, effective date 5 December, 2008;

Turner, M.B., Vigar, A.J., and Jones, S.T., 2012: NI43-101 Technical Report, Masbate Gold Project, Republic of the Philippines: report prepared for CGA Mining Limited, effective date 31 October, 2011;

Vigar, A.J., 2008: Technical Report on the Mineral Resources of the Masbate Deposit, Masbate Province, Republic of the Philippines: report prepared by Mining Associates Pty Ltd for CGA Mining Limited, effective date 20 May, 2008.

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